

13003501



Dear Stockholders,

As I stepped into the role of president and CEO in August 2013, I knew there would be a smooth transition from Peter Blackmore to me due to Peter's commitment to ensuring ShoreTel's long-term success. Looking back on fiscal 2013, the tremendous progress we made in preparing the company for the future is quite evident. Most notably, the cloud business we acquired in March 2012, branded ShoreTel Sky®, realized rapid growth and is now well-poised for future demand. Our premise business continued to outperform the market and we made significant operational improvements resulting in a strong finish to the fiscal year. We look forward to carrying this momentum into fiscal year 2014.

**2013 Financial Highlights**

We achieved record revenues of $313.5 million in fiscal year 2013. Recurring revenue represented 34 percent of total revenue, which increased from 22 percent in fiscal year 2012. Recurring revenue improves predictability for our business and we expect this percentage to increase over time. Our cloud business grew 26 percent organically while our premise business outpaced the market with 5 percent growth even though the broader premise market declined.

For the year, our non-GAAP gross margin was 62 percent, which includes infrastructure investments associated with our cloud business. Our services business posted strong non-GAAP gross margins of 72 percent in fiscal 2013, which helped our total premise gross margins increase to 68 percent. We expect cloud gross margins to increase in the second half of fiscal 2014 and beyond as we gain leverage from the revenue growth and as our infrastructure investments start to moderate.

We made a number of important operational improvements during the year and added key talent to our management team. Most significantly, we recognized sales productivity gains resulting from the sales team realignment executed a few quarters earlier. We've also taken steps to realign the company along functional responsibilities. As a result, we expect to continue to achieve increasing operating leverage on our revenue as we continue to focus on profitable growth.

**Delivered Customer Satisfaction, New Products**

We continue to deliver upon our commitment to provide a unified communications solution that users find intuitive to use and which solves a wide range of customer problems. Feedback from our customers and independent research prove ShoreTel® provides a best-in-class customer experience, further evidenced by our world-class Net Promoter Score®. In addition, ShoreTel is the only company to have earned Gartner's highest rating possible, "Strong Positive," for four consecutive years in its annual "MarketScope for Unified Communications for the SMB Market, North America" report.[1]

We continued to expand our product portfolio with several new introductions, including:

- ShoreTel Mobility 6 and 7, for both our cloud and premise solutions, to address the increasingly mobile workforce and their desire to bring their own devices to work for primary communications.
- ShoreTel Dock, the first and only enterprise-grade docking station that transforms Apple® handheld devices into desk phones when paired with ShoreTel Mobility, fusing the convenience of mobile devices with the power of a business communications system for both ShoreTel premise and ShoreTel Sky customers.

- ShoreTel Conferencing to enable collaboration capabilities for Apple iPad® or iPhone® users who can view or share presentations with remote participants by using their own device.
- ShoreTel 400 series IP phones that expand the ShoreTel portfolio and deliver enhanced usability with visual voice mail, an advanced user interface and built-in diagnostics.
- ShoreTel IP Phone 930D, a cordless DECT phone solution well-suited for front office or corporate environments that need a full telephony feature set along with in-building roaming capabilities.
- ShoreTel Enterprise Contact Center 8 that incorporates numerous enhancements driven by the increasing demand from larger enterprises, along with investments in channel programs and sales overlay teams to ensure the success of global deployments.
- ShoreTel Sky's completion of the implementation of geographic operational redundancy of mission-critical services.

As customers migrate to cloud solutions, ShoreTel is uniquely poised to capitalize on the increasing acceptance of cloud-based solutions for business communications. Looking forward to 2014 we expect to launch ShoreTel Connect, our hybrid premise-to-cloud offering, which will bring cloud applications and services to premise customers as well. ShoreTel Connect sprung from our commitment to giving customers a choice in deployment models along with growth and expansion options. Once it's available, our customers will have the option to choose premise or cloud-based UC solutions and applications or a combination of both in an integrated solution.

**Positioned For Growth**

While we continue to invest in our future growth, I'm pleased with our steady progress in our go-to-market model, sales productivity, innovative new products and operational improvements.

In summary, we are well-positioned to be a leading provider of business communication solutions with our cloud, premise and mobility solutions; all focused on delivering the best user experience for our customers. I am confident that ShoreTel is well-prepared strategically, operationally and financially for a successful 2014 and beyond.



Don Joos
President and Chief Executive Officer

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# Form 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

**For the year ended June 30, 2013**

**or**

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

**Commission file number: 001-33506**

# SHORETEL, INC.

*(Exact name of Registrant as specified in its charter)*

| **Delaware** | **3661** | **77-0443568** |
|---|---|---|
| *(State or other jurisdiction of incorporation or organization)* | *(Primary standard industrial code number)* | *(I.R.S. employer identification no.)* |

**960 Stewart Drive**
**Sunnyvale, CA 94085-3913**
**(408) 331-3300**

*(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)*

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| **Common Stock, $0.001 par value** | **The NASDAQ Global Select Market** |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-Kor any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

| | |
|---|---|
| Large accelerated filer ☐ | Accelerated Filer ☑ |
| Non-accelerated filer ☐ (do not check if a smaller reporting company) | Smaller reporting company ☐ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant as of December 31, 2012 was approximately $221.5 million (based on the last reported sale price of $4.24 on December 31, 2012 on The NASDAQ Global Select Market). This calculation does not reflect a determination that persons are affiliates for any other purposes. Shares of stock held by ten percent stockholders have been excluded from this calculation as they may be deemed affiliates.

The number of shares outstanding of the registrant's common stock as of August 30, 2013 was 59,811,719.

**DOCUMENTS INCORPORATED BY REFERENCE**

Part III incorporates by reference certain information from the Registrant's definitive proxy statement (the "2013 Proxy Statement") for the 2013 Annual Meeting of Stockholders.

## TABLE OF CONTENTS


| | | Page |
|---|---|---|
| | **PART I** | |
| Item 1 | Business | 4 |
| Item 1A | Risk Factors | 17 |
| Item 1B | Unresolved Staff Comments | 38 |
| Item 2 | Properties | 38 |
| Item 3 | Legal Proceedings | 39 |
| Item 4 | Mine Safety Disclosures | 39 |
| | **PART II** | |
| Item 5 | Market for Our Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities | 40 |
| Item 6 | Selected Consolidated Financial Data | 43 |
| Item 7 | Management's Discussion and Analysis of Financial Condition and Results of Operations | 44 |
| Item 7A | Quantitative and Qualitative Disclosures About Market Risk | 63 |
| Item 8 | Financial Statements and Supplementary Data | 64 |
| Item 9 | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 95 |
| Item 9A | Controls and Procedures | 95 |
| Item 9B | Other Information | 98 |
| | **PART III** | |
| Item 10 | Directors, Executive Officers and Corporate Governance | 98 |
| Item 11 | Executive Compensation | 98 |
| Item 12 | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 98 |
| Item 13 | Certain Relationships and Related Transactions, and Director Independence | 98 |
| Item 14 | Principal Accounting Fees and Services | 98 |
| | **PART IV** | |
| Item 15 | Exhibits, Financial Statement Schedules | 98 |
| | Signatures | 99 |

## TRADEMARKS

The ShoreTel logo, ShoreTel, ShoreCare, ShoreWare, ShoreTel Sky, Brilliantly Simple, Agito Networks, the Agito Networks logo, M5, Callfinity, and RoamAnywhere are trademarks or registered trademarks of ShoreTel, Inc. in the United States and/or other countries. All other trademarks, trade names and service marks herein are the property of their respective owners.

## AVAILABLE INFORMATION

Our Internet address is www.shoretel.com. On our Internet website, we make publicly available free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Other information that is contained on or that can be accessed through our Internet website is not part of this Annual Report.

In addition, the public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

The charters of our Audit Committee, our Compensation Committee and our Corporate Governance and Nominating Committee, as well as our Code of Business Conduct and Ethics, are available on the Investor Relations section of our website under "Corporate Governance/Leadership." This information is also available by writing to us at the address on the cover of this Annual Report on Form 10-K.

*This report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to expectations concerning matters that are not historical facts. Words such as "projects," "believes," "anticipates," "plans," "expects," "intends" and similar words and expressions are intended to identify forward-looking statements. While we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that those expectations will prove to be correct. Important factors that could cause our actual results to differ materially from those expectations are disclosed in this report, including, without limitation, in the "Risk Factors" described in Part I, Item 1A. All forward-looking statements are expressly qualified in their entirety by these factors and all related cautionary statements. We do not undertake any obligation to update any forward-looking statements.*

# PART I

## ITEM 1. BUSINESS

### *Overview*

ShoreTel is a leading provider of brilliantly simple business communication solutions, comprised of integrated voice, video, data and mobile applications based on Internet Protocol (IP) technologies. Our strategy is to provide customers with a wide choice of options to use our solutions including operating our ShoreTel solution in their own premise-based data centers, or subscribing to our cloud-based ShoreTel Sky communication services. Our distributed IP architecture enables multi-site enterprises to be served by a single integrated communication solution. These solutions enable a single point of management, ease of installation and a high degree of scalability and reliability. They also provide end-users with a consistent, full suite of features across the enterprise, regardless of location, which helps Information Technology (IT) management meet the growing demands for powerful communication capabilities. As a result, we believe our solutions enable enhanced end-user productivity and provide lower total cost of ownership and higher customer satisfaction than alternative systems.

We sell our premise and cloud based solutions through our extensive network of approximately 1,000 authorized resellers throughout the world served either by national distributors or by ShoreTel directly. ShoreTel solutions are also sold by strategic partners under their brand names, such as AT&T and HP for our mobility services.

We were originally incorporated in California in September 1996, and reincorporated in Delaware in June 2007. ShoreTel is based in Sunnyvale, California, and has regional offices in North America, Europe, Asia and Australia.

---

### *Business Communication Products and Services*

### *History*

ShoreTel introduced its first suite of brilliantly simple business communications solutions in 1998. We believe our unique focus and approach has resulted in high customer satisfaction and low total cost of ownership compared to other companies.

In order to meet the customer's evolving requirements for alternative forms of communications, such as instant messaging, desktop sharing and collaboration, we extended our portfolio of IP telephony solutions by developing integrated Unified Communications (UC) capabilities and applications. We maintain our same approach of making all business communication solutions brilliantly simple.

ShoreTel empowers freedom by providing ultimate choice in communication endpoints including desk phones, mobile devices, docking stations and computers. With the increasing adoption of smart phones and tablets and with more employees requesting the support of devices they bring to work for communication purposes, we extended our mobility service offering of our UC solution in 2010 by acquiring Agito Networks, a provider of mobility solutions supported on IP based Private Branch Exchanges (PBXs). We anticipate more businesses will enable their employees to choose to the most appropriate device for communications for each user no matter their location including office, home, airport or around the world. Our strategy is to provide a complete portfolio of IP-based desk phones and docking stations, along with software applications for smartphones, tablets and computers to ensure businesses have the most flexibility to meet their ever-changing communication needs.

We have also observed an increasing number of businesses embracing cloud-based communication services and hosted applications. In 2012, we acquired M5 Networks, Inc. (M5). M5's technology, service experience and execution in service delivery provided the foundation to provide our ShoreTel Sky offering, which includes hosted UC services for a mobile device. We are continuing to develop and plan the introduction of new ShoreTel Sky services which will also become available to our existing and new premise customers.

We believe we have a unique opportunity to leverage our customer satisfaction and experience in delivering a world class solution for to premise customers, within the hosted ShoreTel Sky services organization. We have an opportunity to offer customers a choice of a premise or a hosted service from which to access Unified Communications applications for their employees.

***Business Communication Solutions***

ShoreTel provides a diverse set of applications for both premise and hosted customers, consisting of IP Telephony, Unified Communications, Contact Center, Conferencing, Video, Enterprise Mobility and professional services.

***IP Telephony***

ShoreTel offers a broad range of IP telephony solutions that provide business features commonly offered in existing legacy Time Division Multiplexing (TDM) PBXs, but with lower cost and lesser complexity for system administrators or users. Complex star codes on phone key pads are replaced by intuitive user interfaces. We replaced complex administration historically required for system management by highly skilled system administrators with extensive training with intuitive web application interfaces, which results in significantly lower cost of ownership to the business customer.

- *IP Phones and Docking Stations*: We offer a range of innovative, high performance designed business phones and docking stations to meet the needs of the different types of end-users across the enterprise. Our phones are designed to provide superior ergonomics, sound quality and appearance. We offer a variety of phones that vary by user interface style and size, sound quality, line capacity and Gigabit Ethernet support. A large color touch screen graphical user interface with haptic feedback is available to provide a rich user experience and high functionality. Our products use beam forming microphones to provide enhanced speakerphone sound quality. ShoreTel IP Phones are designed to function with minimal configuration, simplifying installation. Remote workers can also utilize several ShoreTel IP Phone models using an integrated Virtual Private Network (VPN) feature. Mobile workers can also select Wi-Fi enabled phones that work with the open interfaces of our system. In 2013, we introduced the ShoreTel Dock, a docking station for the mobile generation that turns smart phones and tablets into desk phones, now available for Apple iPad® and iPhone® devices. The ShoreTel Dock offers a dial keypad for dialing frequent numbers, high quality speaker for lengthy calls or calls with multiple people in a room, power for charging devices and other essential capabilities for enabling these devices to be a preferred form of communication for those that choose it.

- *Unified Messaging:* Unified Messaging solutions enable users to obtain voice mail messages from a variety of devices, including desktop phones, and various third party tablets and smartphones. In addition, our technology is integrated with Microsoft Outlook, enabling end users to receive, send, be notified of and play voice mail messages through their laptops.

- *Automated Attendant:* Our Automated Attendant software provides end users with an automated call answering and routing capability that enables the enterprise to direct callers to appropriate individuals, groups or messages.

***Unified Communications***

ShoreTel Unified Communications enables the integration of IP telephony solutions with instant messaging, desktop collaboration and video.

- *PC Clients*: ShoreTel Communicator is designed for users across an organization, whether an operator, a contact center agent, a knowledge worker or a mobile worker. Available on multiple operating systems, ShoreTel Communicator makes it easy for people to communicate any way they choose: by video, voice (wired or wireless), instant messaging (IM), and more. One single application interface makes training simple and reduces the IT workload because there is just a single application to support and no additional servers to deploy and maintain.

- *Conferencing and Collaboration:* ShoreTel enables enterprises to conduct large audio conferences and provides collaboration tools for application sharing, desktop sharing, and instant messaging and end-user presence information.

- *Microsoft Integration*: For customers seeking to leverage their investment in Microsoft's Unified Communications portfolio, ShoreTel offers a range of integration options. Users can leverage their Microsoft Exchange messaging platform and Microsoft Office.

***Contact Center***

Contact Center enables organizations to route incoming contacts to the most appropriate agent in a multisite contact center, regardless of location. ShoreTel Contact Center includes a range of options including agent phones, switching infrastructure, end-user interfaces, and platform software for both premise and ShoreTel Sky customers. The solution features capabilities including call handling, self-service, multi-media, and reporting capabilities. Contact Center applications provide a range of features to satisfy the needs of all sizes of organizations, from basic call center capabilities to sophisticated distributed multimedia contact center capabilities.

***Enterprise Mobility***

ShoreTel Mobility extends the capabilities of a desk phone and Unified Communications capabilities to leading smartphones and allows the user to communicate from any location, including office, home or through Wi-Fi hotspots, enabling access to any cellular or Wi-Fi network, simply and cost effectively. ShoreTel Mobility solutions for smartphone users consist of a ShoreTel appliance coupled with system management and end-user software. ShoreTel Mobility is available as part of our premise solution and also offered as a hosted service as part of ShoreTel Sky, our cloud-based service.

- *ShoreTel Mobility Client:* The ShoreTel Mobility Client for mobile devices is designed to extend UC applications with location technology information for more than 50 different single- and dual-mode (WiFi and cellular) mobile handsets. This includes many popular Apple, Blackberry and Android-based devices from a variety of manufacturers. End users can use their enterprise desk phone features such as extension dialing, call transfer and directory query on their smartphones. Additionally, they can make and receive calls from both enterprise and personal cellular numbers while the best network (WiFi or cellular) is automatically selected. Seamless and automatic network handover helps call continuity across networks, and moves calls to WiFi when available, thereby reducing usage costs. The ShoreTel Dock extends the ShoreTel Mobility experience with docking capabilities of smart phones and tables for users in the office. The ShoreTel Dock for Apple iPad® and iPhone® devices is currently shipping and the ShoreTel Dock is expected to be available for other devices in the future.

- *ShoreTel Mobility Router:* The ShoreTel Mobility Router is a scalable network appliance that integrates enterprise wireless LANs, carrier cellular networks, IP telephony and location technology to extend voice and UC to mobile devices. The router allows users to make and receive calls from both the enterprise and personal mobile phone numbers and automatically selects the best network (WiFi or cellular) with fast and automatic network handover, to optimize cost, call quality and battery life of the mobile phone.

***Application Development Professional Services***

ShoreTel offers custom application development, integration and implementation services for businesses with unique communication requirements. We offer businesses the option to enhance their communications solution by enabling the integration of best in breed business applications including several customer relationship management (CRM) solutions, such as Salesforce.com, Microsoft Dynamics, Netsuite and RightNow, as well as cost recovery applications, including Equitrak, Copitrak, and Lexis/Nexis Time Matters. These integrations are designed to improve the productivity of end users that use these applications by seamlessly integrating communications capabilities into their data-driven workflow. Customers or partners can create additional integrated applications using the open interfaces of the system available for developers through the ShoreTel Innovation Network. ShoreTel Innovation Network is where other third-party companies can offer solutions that complement our product offerings, such as video technology, wireless phones, contact center call recording, and networking equipment.

***ShoreTel's Unique Distributed Architecture for Premise Customers***

ShoreTel provides a unique modern hardware and software architecture for premise customers, which offers the high availability and reliability needed for mission critical communications previously served by TDM technologies. Our on-premise business communication solutions are comprised of hardware and software components including ShoreTel Voice Switches, ShoreTel IP Phones, ShoreTel Service Appliances and ShoreTel Client and Server Software Applications. ShoreTel provides client and server-side application software for control and management of IP phones for individuals, workgroups such as contact centers, as well as the system manager. Client applications are available for personal computers, mobile phones and web browsers. Our systems are based on a combination of ShoreTel application software running on virtual machines in VMware, industry-standard interfaces and protocols, and customized and off-the-shelf hardware components.

- *ShoreTel Voice Switches:* We offer a range of ShoreTel designed switches of varying capabilities to meet the needs of enterprises of all sizes. The modular nature of our switches allows our enterprise customers to easily expand their system capacity by deploying additional switches across their network. ShoreTel Voice Switches are comprised of off-the-shelf, embedded microprocessors and networking components, such as Ethernet controllers, and customized integrated circuits. ShoreTel Voice Switches run on an embedded Linux operating system, and use random access memory and flash memory as well as our switch call management software for application processing. Our switches provide call management functionality. Each switch in the system is capable of independently establishing and terminating calls without relying on a centralized call control server. As a result, enterprise Unified Communications can survive a variety of LAN, WAN and hardware failures. The reliability of our switches is enhanced by two key design features: (i) the use of flash memory instead of disk drives and (ii) running an embedded operating system optimized for real-time processing, such as call management. Unlike disk drives, flash memory does not rely on mechanical movement, and therefore is less likely to break down. Furthermore, our embedded operating system enables a higher performing and more reliable software platform relative to server-centric IP systems because it is optimized for real-time processing. The reliability of the system can be further improved by adding an additional switch anywhere in the network to create "n+1" redundancy, rather than requiring a dedicated back-up switch for each primary switch to improve reliability as needed by alternative systems. In addition, our switches connect to the public telephone network through one of several interfaces, including SIP trunking services, analog lines and high-density T1 and E1 interfaces.

- *ShoreTel Service Appliances:* We offer a range of ShoreTel designed appliances for specific applications, such as instant messaging, conferencing and collaboration. The administration of these service appliances is functionally integrated with the IP Telephony Web Administration. Appliances are automatically recognized by the ShoreTel Director software and user functions are seamlessly integrated with the user management application, eliminating the complexity found with other systems.

- *ShoreTel Director:* ShoreTel Director provides enterprises with a single point of system management, enabling IT administrators to view and manage the entire system from any location using a single application. A new end user's extension, mailbox and automated attendant profile can be added from a single management screen, avoiding the additional work required with most PBXs, voice mail systems and automated attendants.

- *Small Business Edition 100:* Our Small Business Edition (SBE 100) solution is targeted for smaller businesses with up to 100 users who are in their early stages or are currently operating on a relatively smaller scale than our enterprise customers. The solution is a bundled solution consisting of system software, user licenses and voice switches. This solution allows our business customers to economically scale our products and solutions as their organizations begin to grow and expand. Businesses that grow beyond the capacity of the SBE 100 solution may expand their investment by adding additional switches and licenses, while preserving their original investment and avoiding costly upgrades.

- *ShoreTel IP Phones:* ShoreTel designs and provides IP phones which incorporate the most recent applications, including visual voice mail, speaker phones supporting seven octaves of sound for superior clarity and performance, and integrated diagnostics for simplifying installation and management. Our phones also leverage industry standards, such as Session Initiation Protocol (SIP) and Media Gateway Control Protocol (MGCP) which allow our phones to be easily managed by system administrators

Our distributed software architecture for premise customer includes software that:

- allows a geographically-distributed system to operate and be managed as a single system, while leveraging common services such as centralized SIP trunking circuits;

- enables calling between ShoreTel Voice Switches and allows calls to be distributed among voice switches instead of using a single centralized call control server;

- enables ShoreTel Voice Switches to obtain call routing information;

- monitors the bandwidth consumed on each WAN segment and prevents the system from exceeding bandwidth limitations;

- monitors all call activity on ShoreTel Voice Switches, and enables integration of ShoreTel and third-party applications;

- coordinates the functions of all servers and ShoreTel Voice Switches on the system, allowing them to perform as a single, virtual server;
- enables remote ShoreTel and third-party applications to access and modify our systems;
- enables the ShoreTel Voice Switches to communicate with the application server, and receive system configuration information;
- allows each ShoreTel Voice Switch to maintain a comprehensive view of the system;
- provides a graphical user interface for our phones; and
- allows the system to scale from small to large simply by adding additional components.

***ShoreTel Global Services***

We complement our premise and cloud solution offerings with a broad range of services to help us maintain and expand our relationships with our enterprise customers and distribution partners. Our product support contracts provide us with recurring revenue. Typically, our resellers provide many of these services, with ShoreTel providing manufacturer and escalation support as needed, or if requested by the enterprise customer, we provide these services directly.

ShoreTel Global Services provides professional services, system design and installation, training and technical support including:

- Professional services include standard and custom software development to extend system capabilities, enable UC integration with other enterprise applications, streamline business processes and address enterprise customer-specific business opportunities and collaborate with third party developers through ShoreTel's Software Development Kit (SDK) program, the ShoreTel Innovation Network. Our resellers and enterprise support customers can also use additional services such as our Technical Account Management (TCM) and Network Services programs, which include our Network Optimization and UC and ECC HealthCheck offerings.
- System design and installation services include the assessment of network capabilities used in UC, contact center and mobility requirements of a particular enterprise, the configuration of systems to meet customer specifications and maximize operating efficiencies, management of the installation, and the subsequent testing and implementation of our systems.
- Training services include certification programs for resellers, training programs at enterprise customer or reseller locations and self-paced, computer-based desktop training programs.
- Our technical support services include web-based access support services and tools, access to technical support engineers, hardware replacement, software updates and monitoring capabilities. These services are offered under support contracts with terms of up to five years.

**ShoreTel Sky Architecture and Services for Hosted Customers**

Our ShoreTel Sky services offer a secure and managed business communications solution to organizations with minimal capital investment. The heart of the ShoreTel Sky service is our Call Conductor core technology, a ShoreTel designed and developed modular software architecture operating on an industry standard platform, which makes it easy to add capabilities in response to customers' evolving needs and enables it to integrate readily with leading business applications. This was specifically designed to meet the unique requirements of the hosted communications market, offering a full portfolio of services to customers, including soft-switch services for IP telephony, integrated software modules for Unified Communications, Contact

Center, Mobility, Conferencing and Collaboration, Business Intelligence Analytics and Reporting. By incorporating a multi-tenant software foundation, multiple customers can be served simultaneously by servers located in data center co-location facilities. ShoreTel Sky technologies are complemented by a series of services modules that enable billing, diagnostics, system monitoring, CALEA regulatory compliance, E911 routing and other related operational services. A variety of customer selectable network services are also available, including local and long distance network services, toll-free numbers, number porting and other value-added network services.

Our ShoreTel Sky service leverages industry standards to support a wide variety of desk phones. In addition, smartphones and tablets are supported with ShoreTel Mobility software. Customers can also choose to subscribe to the ShoreTel Sky softphone, a software application for making telephone calls using a personal computer, rather than using dedicated hardware. This enables a variety of choices for secure and managed business communications solution to an organization with minimal capital investment. ShoreTel Sky will also support new ShoreTel designed and developed SIP based phones in 2014.

***ShoreTel Sky Operations***

We have a centrally managed platform consisting of data management, monitoring, control and billing systems that support our ShoreTel Sky services. This platform consists of a customer quotation portal, customer provisioning, customer access, fraud control, network security, call routing, call monitoring, media processing and normalization, call reliability, and call record storage and billing. Our platform monitors our process of digitizing and compressing voice and video into packets and transmitting these packets over data networks around the world. We maintain a call switching platform that manages call control, and routes calls to an appropriate destination or customer premise equipment.

*Network Operations Center*

We maintain network operations centers throughout the United States and provide voice and data operations support 24 hours a day, 7 days per week. We use various tools to monitor and manage all elements of our network in real-time. We also monitor the network elements of some of our larger customers. Additionally, our network operations center provides technical support to troubleshoot equipment and network problems. We also rely upon the network operations centers and resources of our telecommunications carrier partners to augment our monitoring and response efforts.

*Customer and Technical Support*

We maintain a call center that provides customer service and technical support to our ShoreTel Sky customers. Customers who access our services directly through our website receive customer service and technical support through telephone communication and e-mail support.

*ShoreTel Sky CRM Integration*

ShoreTel provides out of the box solutions for integrating other hosted cloud services with the ShoreTel Sky offering, including Salesforce.com and other Customer Relationship Management Applications. Professional services are also available for application specification gathering, design services, implementation services and operational consultation services.

*ShoreTel Sky Data Centers*

ShoreTel utilizes multiple data centers in the United States, which are co-located in service facilities operated by third parties. These data centers include sufficient physical building security, network operations and resiliency services and backup power generation. These operation centers house the application servers and proprietary technologies used to provide services to customers.

The key elements of our ShoreTel Sky applications and services include:

- ShoreTel designed modular software architecture and service creation environment for rapid design;
- development and introduction of new services;
- experience in customer implementations;
- complete portfolio of operational services for billing, system management, and other requirements; and
- support for industry standard interfaces, enabling support for third party devices from other vendors.

***Industry Recognition***

We have achieved broad industry recognition for our technology and high customer and channel partner satisfaction. (Our channel partners include resellers as well as value-added distributors who in turn sell to the resellers.) We have won the "best overall" CustomerSat Achievement award (ACE) for three years in a row. For the fourth consecutive year in 2013, we have received Gartner's highest possible rating of Strong Positive[1], in their annual MarketScope for Unified Communications for the SMB Market, North America for our on-premise solution. We were also included in the "Leaders[1]" quadrant of the Gartner Magic Quadrant for Unified Communications as a Service, North America 19 November 2012, for our ShoreTel Sky solution.

***Customers***

As of June 30, 2013, our solutions have been installed by more than 30,000 businesses in over 50 countries. We serve a wide range of vertical markets, including professional services, financial services, government, education, health care, manufacturing, non-profit organizations and technology industries

***Focus on Customer Satisfaction***

We believe that maintaining the highest possible levels of customer satisfaction is critical to our ability to retain existing and gain new enterprise customers. We believe that satisfied enterprise customers will purchase more of our products and serve as advocates for our systems, and we work closely with them as they deploy and use our systems. We follow implementations with a formal review with the enterprise customer that involves contacts with our internal staff and third-party technical personnel. We take prompt action to resolve any issues that might have been identified. We also have frequent follow-up contacts with our enterprise customers to promptly resolve issues and ensure that they are fully satisfied with their system. We also survey enterprise customers that use our technical support services and our knowledge base system users to ensure that high-quality support services are being provided, using industry-recognized Net Promoter Score customer loyalty metric. Through this process, we gain valuable insights into the existing and future requirements of our enterprise customers' activities and this helps us develop product enhancements that address the evolving requirements of enterprises.

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[1] Gartner, "MarketScope for Unified Communications for the SMB Market, North America", August 2013. Gartner, "Magic Quadrant for Unified Communications as a Service, North America, Daniel O'Connell, Bern Elliot, November 2012.The Gartner Report described herein represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Filing) and the opinions expressed in the Gartner Report are subject to change without notice. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Additionally, to promote high-quality support throughout our services organization, we measure performance indicators of our services organization, including call answer times, call abandon rates, customer satisfaction with technical support, time to issue resolution, first contact resolution, call interaction quality, as well as customer satisfaction with system implementation, training services and technical support, and use the results to direct the management of our services organization.

We also monitor our enterprise customers' satisfaction with our channel partners by surveying our enterprise customers after the system is installed. We actively encourage our channel partners to maintain and improve our enterprise customers' levels of satisfaction. We also monitor our channel partners' satisfaction with ShoreTel, as their satisfaction with and advocacy of ShoreTel is also very important to our success.

***Sales and Marketing***

We sell our premise products and services primarily through an extensive network of channel partners that include resellers and value-added distributors. Our hosted services are sold through indirect channel resellers and a direct sales force. As of June 30, 2013, we had approximately 1,000 channel partners in our network. These channel partners range in size from single-site, regional firms with specialized products and services to multi-national firms that provide a full range of IT products and services. They also include the top U.S. telecommunication carriers: AT&T, WindStream and CenturyLink. Our channel partners market and sell our products into both the small-to-medium and mid-enterprise markets.

We maintain a sales organization that manages the business relationship between ShoreTel and our partner network, recruiting, training and enabling the partners to market, sell and support ShoreTel solutions. In addition, we also have a 'Client Sales' team whereby sales personnel assist our channel partners in selling to and providing support for customer accounts.

We believe our channel partner network allows us to effectively sell our systems without the need to build large dedicated in-house sales and service capabilities. We continue to work with existing channel partners to expand their sales of our systems and to recruit new channel partners with a focus on increasing market coverage.

Our internal marketing team focuses on increasing our "Brilliantly Simple" brand awareness, communicating product advantages and generating qualified leads for our sales force and channel partners. In addition to providing marketing materials, we communicate product and service offerings through e-mail and online and direct mail campaigns, print and web-based advertising, press releases, social media, video and web-based demonstrations.

***Backlog***

Our backlog at June 30, 2013, 2012 and 2011 was approximately $5.5 million, $4.6 million and $6.1 million, respectively. Our backlog consists of orders for product, support and services received from our resellers but not shipped before the end of the quarter in which the order was received as we recognize product revenue on sales made through distributors upon sell-through to our resellers. Although we believe that the orders included in the backlog are firm, all orders are subject to possible rescheduling by customers and some orders may be cancelled by customers, and we may elect to allow such cancellations without penalty to the customer. Therefore, we do not believe that our backlog, as of any particular date, is necessarily indicative of actual revenue for any future period.

***Research and Development***

We believe that our ability to enhance our current products and services, develop and introduce new products and services on a timely basis, maintain technological competitiveness and meet enterprise customer requirements is essential to our success. To this end, we have assembled a team of engineers with expertise in various fields, including voice and IP communications, Unified Communications network design, data networking and software engineering. Our research and development activities are conducted in Sunnyvale, California, Austin, Texas and Rochester, New York. We have invested significant time and financial resources into the development of our architecture, including our switches, routers and related software, and focus on developing solutions which are available for both premise and hosted customers. We intend to continue to expand our product and service offerings, improve the features available on our products and services and integrate our systems with third-party enterprise applications. Research and development expenses were $53.0 million, $51.9 million and $45.5 million in fiscal years 2013, 2012 and 2011, respectively.

***Manufacturing and Suppliers***

We outsource the manufacturing of our premise hardware products. This outsourcing allows us to:

- avoid costly capital expenditures for the establishment of manufacturing operations;
- focus on the design, development, sales and support of our hardware products; and
- leverage the scale, expertise and purchasing power of specialized contract manufacturers.

Currently, we have arrangements for the production of our switches and mobility routers with a contract manufacturer in the United States and for the production of our phones and docking stations with contract manufacturers located in China. Our reliance on contract manufacturers involves a number of potential risks, including the absence of adequate capacity, ownership of certain elements of electronic designs, and reduced control over delivery schedules. Our contract manufacturers provide us with a range of operational and manufacturing services, including component procurement and performing final testing and assembly of our products. We typically depend on our contract manufacturers to procure components and to maintain adequate manufacturing capacity. We typically fulfill product orders out of our California, New York, United Kingdom or Australia warehouses.

We regularly provide forecasts for orders, and we order products from our contract manufacturers based on our projected sales levels, which is well in advance of receiving customer orders. However, enterprise customers may generally cancel or reschedule orders without penalty, and delivery schedules requested by enterprise customers for these orders frequently vary based upon each enterprise customer's particular needs.

We also rely on a sole or limited number of suppliers for several key components utilized in the assembly of our premise products. For example, our contract manufacturers purchase semiconductors that are essential to the production of our phones from a single source supplier, and we have not identified any alternative suppliers for these components. This reliance is amplified by the fact that our contract manufacturers maintain relatively low inventories and acquire components only as needed. As a result, our ability to respond to enterprise customer orders efficiently may be constrained by the then-current availability or terms and pricing of these components. Constraints on our ability to respond efficiently is partially offset by build-up of levels of safety stock inventory which lets us respond to our enterprise customer orders in a timely manner. We cannot assure you that we will be able to obtain a sufficient quantity of these components in a timely manner to meet the demands of our enterprise customers or that prices of these components will not increase. In addition, we cannot assure you that our suppliers will continue to offer components that we need. Any delays or any disruption of the supply of these components could also materially and adversely affect our operating results.

***Financial Information about Geographic Areas***

For financial information about geographic areas, refer to Note 13 to the Consolidated Financial Statements in Item 8 of this report.

***Competition***

The market for business communication solutions is quickly evolving, highly competitive and subject to rapid technological change. As a result of the convergence of voice, video, messaging, mobility and data networking technologies that characterize IP enterprise Unified Communications solutions, we compete against vendors of premise-based solutions, hosted solutions, some of which have solutions in both markets.

- Providers of premise-based business communication solutions, including Alcatel-Lucent, Aastra, Avaya, Cisco, Digium, Interactive Intelligence, Mitel, NEC and Siemens Enterprise Networks

- Providers of Unified Communications software applications, including Alcatel Lucent, Aastra, Avaya, Cisco Systems, Huawei, IBM, Interactive Intelligence, Siemens Enterprise Communications, Microsoft, Mitel, NEC and Toshiba

- Providers of hosted communication service providers including Tier 1 operators such as AT&T, British Telecom, Verizon, incumbent local exchange carriers, and competitive local exchange carriers, and independent providers such as 8x8, Ring Central, West IP Communications, and Thinking Phones

- Providers of hosted communication service providers based on technologies from Avaya, Broadsoft, Cisco Systems, Microsoft, Mitel, Siemens Enterprise Networks, and other technology platform vendors.

In addition, because the market for our products is subject to rapid technological change as the market evolves, we may face competition in the future from companies that do not currently compete in the enterprise unified communications market, including companies that currently compete in other sectors of the information technology, communications and software industries or communications companies that serve consumer rather than enterprise customers.

We may also face increased competition from Internet portal-focused providers who extend their portfolio to include business communications solutions, such as Skype/Microsoft, Google and Yahoo.

In particular, as more enterprises converge their voice and data networks, the business information technology and communication applications deployed on converged networks become more integrated. We may face increased competition from current leaders in information technology infrastructure, information technology, personal and business applications and the software that connects the network infrastructure to those applications. This could include network systems providers such as Brocade and Juniper Networks.

We could also face competition from new market entrants, whether from new ventures or from established companies moving into the market. Competition from these and other potential market entrants may take many forms, including offering products and applications similar to those we offer as part of a larger, bundled offering or as a cloud-based or hosted services offering. In addition, technological developments and consolidation within the communications industry result in frequent changes to our group of competitors.

Many of our current and potential competitors are substantially larger than we are and have higher brand familiarity with buyers, and significantly greater financial, sales, marketing, distribution, technical, manufacturing and other resources. We believe that we currently compete favorably with regard to the principal competitive factors applicable to our products and services, which include price, feature set, reliability, scalability, usability, total cost of ownership, customer satisfaction and service.

For more information concerning competition, please see "Risk Factors - Risks Related To Our Business and Industry – "The market in which we operate is intensely competitive, and many of our competitors are larger, more established and better capitalized than we are" and – "As voice, video, messaging and data networks converge, we are likely to face increased competition from Microsoft and other companies in the information technology, personal and business applications and software industries."

### *Regulatory*

Voice over IP (VoIP) communication services, like ours, have been subject to less regulation at the state and federal levels than traditional telecommunications services. Providers of traditional telecommunications services are subject to the highest degree of regulation, while providers of information services are largely exempt from most federal and state regulations governing traditional common carriers. The Federal Communications Commission (FCC) has subjected VoIP service providers to a smaller subset of regulations that apply to traditional telecommunications service providers and have not yet classified VoIP services as either telecommunications or information. However, the FCC reviews the status of VoIP service providers and the services they provide and may increase regulations that apply to ShoreTel Sky services.

The effect of any future laws, regulations and orders on the ShoreTel Sky offering is unknown at this time. But as a general matter, increased regulation and the imposition of additional funding obligations increases service costs that may or may not be recoverable from our customers. This increased regulation could result in making our services less competitive with traditional telecommunications services if we increase our retail prices or decreasing our profit margins if we attempt to absorb such costs.

### *Intellectual Property*

A factor of our success as a company is our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections.

As of June 30, 2013, we had 69 patents issued in the United States, and had 68 patent applications in the United States. We have both filed patents based on our internally developed technology and have acquired patents. Our patents have been both internally developed and externally acquired. Our patents have a range of expiration dates. The earliest patent to expire will do so in 2016, and the last to expire will do so in 2031.

The steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our intellectual property rights and may challenge our issued patents. In addition, other parties may independently develop similar or competing technologies designed around any patents that are or may be issued to us. We intend to enforce our intellectual property rights vigorously, and from time to time, we may initiate claims against third parties that we believe are infringing on our intellectual property rights if we are unable to resolve matters satisfactorily through negotiation. If we fail to protect our proprietary rights adequately, our competitors could offer similar products, potentially significantly harming our competitive position and decreasing our revenue.

### *Employees*

As of June 30, 2013, we had 965 employees in North America, Europe, Asia and Australia, of which 336 were in sales and marketing, 257 were in research and development, 268 were in global support services, and 104 were in general and administrative functions. None of our employees are represented by labor unions and we consider current employee relations to be good.

### *Executive Officers*

The following table sets forth information about our executive officers as of September 1, 2013:

| Name | Age | Position as of September 1, 2013 |
|---|---|---|
| Don Joos | 43 | President and Chief Executive Officer |
| Michael E. Healy | 52 | Senior Vice President and Chief Financial Officer |
| Allen Seto | 37 | Vice President and General Counsel |
| Keith Nealon | 41 | President and General Manager of the Cloud Division |
| David Petts | 50 | Senior Vice President, Worldwide Sales |
| Pankaj Malhotra | 45 | Senior Vice President, Engineering |

*Don Joos* has served as our President and Chief Executive Officer and a director since August 2013. Mr. Joos served as Senior Vice President of Business Operations from July 2012 to August 2013. Mr. Joos joined ShoreTel in April 2011 as our Vice President of Global Services. Prior to joining ShoreTel, from December 2001 to April 2011, Mr. Joos served in various senior management roles, including Vice President Channel Transformation, at Avaya, a provider of business communications and collaboration systems. Prior to this, Mr. Joos also held service and operational roles at Williams Communication Solutions, Nortel Communication Solutions and Marshalls Inc. Mr. Joos holds a B.S. in Sports Management from Springfield College in Massachusetts.

*Michael E. Healy* has served as our Senior Vice President and Chief Financial Officer since May 2007. From February 2004 to May 2007, he served as Chief Financial Officer and Senior Vice President of Finance of Genesis Microchip Inc., a supplier of display image processors. From November 2002 to February 2004, Mr. Healy served as Chief Financial Officer of Jamcracker, Inc., a software and application service provider. From September 1997 to June 2002, Mr. Healy held various senior level finance positions at Exodus Communications, Inc., an Internet infrastructure outsourcing services provider (Exodus Communications sold substantially all of its assets in January 2002 and changed its name to EXDS, Inc. in February 2002), including as Senior Vice President of Finance prior to February 2002, and as its Chief Financial Officer and Corporate Treasurer from February 2002 to June 2002. From 1987 to 1997, Mr. Healy held various financial management positions at Apple Computer, Inc., and was an auditor at Deloitte & Touche LLP from 1983 to 1987. Mr. Healy holds a B.S. in Accounting from Santa Clara University and is a Certified Public Accountant. Mr. Healy is a member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants.

*Allen Seto* has served as our Vice President and General Counsel since March 2013. Mr. Seto joined ShoreTel in June 2012 serving in the position of Associate General Counsel. From January 2011 to May 2012, Mr. Seto served as Associate General Counsel at Taleo Corporation., a global provider of on-demand talent management software solutions. From February 2008 to January 2011, Mr. Seto served as Senior Corporate Counsel in the Corporate, Securities & Acquisitions group at Oracle Corporation. From July 2005 to January 2008, Mr. Seto served as Corporate Counsel at SYNNEX Corporation, a business process services company servicing resellers, retailers and original equipment manufacturers. Prior to then, Mr. Seto was in private practice at Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Seto holds a J.D. from UCLA School of Law and a B.A. in Economics and a B.A. in Rhetoric from the University of California, Berkeley.

*Keith Nealon* has served as our President and General Manager of the Cloud Division since February 2013. Mr. Nealon joined ShoreTel, through the acquisition of M5 Networks, Inc. (M5), in March 2012 serving in the position of Division Vice President, Revenue. From July 2011 to March 2012, Mr. Nealon served as Chief Revenue Officer at M5. From May 2009 to June 2011, Mr. Nealon served as Senior Vice President, Worldwide Field and Customer Success, at Conductor, an enterprise software-as-a-service (SaaS) platform to optimize organizations natural search performance. From October 2005 to April 2009, Mr. Nealon served as Senior Vice President, Worldwide Sales, at Eloqua, a marketing automation platform company. Prior to then, Mr. Nealon held various leadership roles at Navasite and was CEO and co-founder of Nebula Technologies, an international systems integration and consulting firm. Mr. Nealon holds a B.S. in Math and Computer Science from University of Dublin, Trinity College.

*David Petts* has served as our Senior Vice President of Worldwide Sales since July 2012. From June 2005 to July 2012, Mr. Petts served in several sales leadership roles at Nokia, a mobile communications company. Prior to then, Mr. Petts held a number of executive management roles, both in the Unites States and the United Kingdom, with Hewlett Packard and Compaq, providers of products, technologies, software, services and solutions. Mr. Petts holds a B.S. in Economics and Quantitative Studies from Queen Mary College, London University.

*Pankaj Malhotra* has served as our Senior Vice President of Engineering since June 2013. From January 2007 to March 2013, Mr. Malhotra served in various senior positions including Vice President of Engineering at Juniper Networks, a provider of network infrastructure. From December 1996 to January 2007,

Mr. Malhotra served in various positions, including Director of Engineering at Cisco Systems, a provider of Internet protocol (IP) based networking and other products related to the communications and information technology. Mr. Malhotra holds a B.S. in Mathematics and M.S. in Computer Applications from the Delhi University.

## ITEM 1A. RISK FACTORS

### Risks Related to Our Business and Industry

***We may not be able to achieve our strategic initiatives and grow our business as anticipated.***

We have recently embarked on strategic initiatives to (a) offer hosted Unified Communications applications, and (b) enable the mobile device to be fully integrated with the enterprise PBX and enjoy the same or better features as a desk phone. We cannot assure you that we will be able to achieve these initiatives. Our success depends on our ability to appropriately manage our expenses as we invest in these initiatives, enter into beneficial channel relationships, develop new products and service offerings and successfully execute our marketing and sales strategies. If we are not able to execute on this strategy successfully, our business may not grow as we anticipated, we could devote significant financial and other resources to developing products that never reach commercial success, which could adversely affect our operating results.

***We have made acquisitions in the past and expect to acquire other companies or technologies, which could divert our management's attention, result in additional dilution to our stockholders, increase expenses, and otherwise disrupt our operations and harm our operating results.***

We acquired M5 Networks, Inc. (M5) in March 2012, and we may acquire or invest in other businesses, products or technologies that we believe could complement or expand our product line, enhance our technical capabilities or otherwise offer growth opportunities. Acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. We cannot assure you that we will realize the anticipated benefits of these acquisitions.

There are inherent risks in integrating and managing acquisitions, and we have limited experience with acquisitions. If we acquire any other additional businesses, we may not be able to integrate the acquired personnel, operations, product lines and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

- unanticipated costs or liabilities associated with the acquisition;
- incurrence of acquisition-related direct and indirect costs;
- diversion of management's attention from other business concerns;
- risks related to entering into new markets;
- harm to our existing business relationships with business partners and customers as a result of the acquisition;
- the potential loss of key employees;
- use of resources that are needed in other parts of our business;
- risks associated with unknown liabilities for sales, use, telecom, utility and other taxes;

- use of substantial portions of our available cash to consummate the acquisition; and

- risks and costs associated with financing the acquisition.

In addition, a significant portion of the purchase price of the other companies that we acquire may be allocated to goodwill and other indefinite lived intangible assets, which must be assessed for impairment. Also, contingent consideration related to the acquisitions may be remeasured to fair value at each reporting period, with any changes in the value recorded as income or expense. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process which could harm our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

***We have had significant executive management turnover, and may not be able to retain or attract the executives we need to succeed.***

We have had significant executive management turnover. For example, in August 2013, we appointed a new Chief Executive Officer and in June 2013 we appointed a new Senior Vice President of Engineering. We also made other changes to our senior management team. We cannot assure you that we will be able to retain other key employees, including senior management and executive positions. If we cannot attract and retain these executives and key employees, our business would be harmed, particularly if the departure of any executive or key employee results in a business interruption, or if we are not successful in preserving material knowledge of our departing employees.

***The market in which we operate is intensely competitive, and many of our competitors are larger, more established and better capitalized than we are.***

The market for both premise and hosted Unified Communications is extremely competitive. Our premise competitors include Cisco Systems, Inc., Avaya and Mitel Networks Corporation. Our hosted competitors include 8x8, Broadsoft, West IP Communications and RingCentral. In addition, our ShoreTel Sky customers are not subject to long-term contractual commitments to purchase our services and can terminate our service and switch to competitors' offerings on short notice.

We also compete with much larger companies such as Microsoft in the unified communications market. Many of our competitors are substantially larger and have greater financial, technical, research and development, sales and marketing, manufacturing, distribution and other resources. We could also face competition from new market entrants, whether from new ventures or from established companies moving in to the market. Some competitors have advantages over us, including:

- greater market presence, name recognition and brand reputation;

- larger distribution channels;

- a larger installed base of telecommunications and networking systems with enterprise customers;

- larger and more geographically distributed services and support organizations and capabilities;

- a broader offering of telecommunications and networking products, applications and services;

- a more established international presence to address the needs of global enterprises;

- larger patent and intellectual property portfolios;

- longer operating histories;
- a longer history of implementing large-scale telecommunications or networking systems;
- more established relationships with industry participants, customers, suppliers, distributors and other technology companies;
- the ability to acquire technologies or consolidate with other companies in the industry to compete more effectively; and
- the ability to bundle a broader offering of telecom and networking equipment and services into an IP PBX offering, and offer these products as part of a hosted services offering.

Given their capital resources, many of these competitors are in a better position to withstand any significant reduction in capital spending by enterprise customers on telecommunications equipment and are not as susceptible to downturns in a particular market. This risk is enhanced because we focus our business primarily on the enterprise IP telecommunications market.

We compete primarily on the basis of price, feature set, reliability, scalability, useability, total cost of ownership, customer satisfaction and service. Because some of our competitors have greater financial strength than we do and are able to offer a more diversified bundle of products and services, they have offered and in the future may offer telecommunications products at lower prices than we do. In order to remain competitive from a cost perspective, we have in the past reduced the prices of our products, and we may be required to do so in the future, in order to gain enterprise customers. Price reductions could have a negative effect on our gross margins.

Our competitors may also be able to devote more resources to developing new or enhanced products, including products that may be based on new technologies or standards. If our competitors' products become more accepted than our products, our competitive position will be impaired and we may not be able to increase our revenue or may experience decreased gross margins. If any of our competitors' products or technologies become the industry standard, if they are successful in bringing their products to market earlier, or if their products are more technologically capable than ours, then our sales could be materially adversely affected. We may not be able to maintain or improve our competitive position against our current or future competitors, and our failure to do so could materially and adversely affect our business.

***The impact of the current economic climate and adverse credit markets may impact customer demand for our premise solution and our ShoreTel Sky services.***

Our business depends on the overall demand for information technology, and in particular for IP-based telecommunications systems. Many of our existing and target customers are in the small and medium business sector. Although we believe our products and services have the lowest total cost of ownership of our competitors, our target customers may be more likely to be significantly affected by economic downturns than larger, more established businesses. Additionally, these customers often have limited discretionary funds which they may choose to spend on items other than our products and services. The purchase of our premise solution involves significant upfront expenditures. If credit is not available to them, it may be difficult or impossible for our resellers and/or end customers to purchase our products. If small and medium businesses continue to experience economic hardship, this could negatively affect the overall demand for our products and services, delay and lengthen sales cycles and lead to slower growth or even a decline in our revenue, increase in net loss and cash flows.

***If we fail to manage our growth effectively, our business could be harmed.***

We plan to further expand our operations, particularly in developing a more sophisticated billing and operating support system to support the growth of our ShoreTel Sky business. We will need to increase our spending in order to fund this development. This growth will place a significant strain on our management, administrative, operational and financial infrastructure. Our success will depend upon our ability to manage this growth effectively. If we do not increase our revenues commensurate to our increased spending, we will not be profitable. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Failure to effectively manage growth could result in difficulty in filling enterprise customer orders, declines in product quality or customer satisfaction, increases in costs, production and distribution difficulties, and any of these difficulties could adversely impact our business performance and results of operations.

***The gross margins on our premise products and ShoreTel Sky offering may decrease due to competitive pressures or otherwise, which could negatively impact our profitability.***

It is possible that the gross margins on our premise products or ShoreTel Sky solution will decrease in the future in response to competitive pricing pressures, new product introductions by us or our competitors, changes in the costs of components or telecommunications costs, manufacturing issues, the shift in our channel distribution model towards more value-added distributors, royalties we need to pay to use certain intellectual property, growth of our international business, or other factors. The margins on our ShoreTel Sky solution are also impacted by the fact that we sell the broadband connection, which is typically a lower-margin business, as well as the hosted telephony service. We sell the broadband connection because we believe it helps us provide better quality of service to our customers. If we experience decreased gross margins and we are unable to respond in a timely manner by introducing and selling new, higher-margin products successfully and continually reducing our product costs, our gross margins may decline, which will harm our business and results of operations.

***As voice, video, messaging and data networks converge, we are likely to face increased competition from Microsoft and other companies in the information technology, personal and business applications and software industries.***

The convergence of voice, video, messaging and data networks and their wider deployment by enterprises has led information technology and communication applications deployed on converged networks to become more integrated. This integration has created an opportunity for the leaders in information technology, personal and business applications and the software that connects the network infrastructure to those applications, to enter the telecommunications market and offer products that compete with our systems, commonly referred to as Unified Communications. Competition from these potential market entrants may take many forms, and they may offer products and applications similar to those we offer. For example, Microsoft Corporation offers its Lync server, which Microsoft states is a single platform that can enhance, extend, and even replace traditional and IP PBX systems. This system competes with our ShoreTel Communicator application. Microsoft and other leaders in the information technology, personal and business applications and software industries, have substantial financial and other resources that they could devote to this market.

If Microsoft continues to move into the telecommunications market or if other new competitors from the information technology, personal and business applications or software industries enter the telecommunications market, the market for IP telecommunications systems will become increasingly competitive. If the solutions offered by Microsoft or other new competitors achieve substantial market penetration, or if we cannot integrate our products with Microsoft's solutions, we may not be able to maintain or improve our market position, and our failure to do so could materially and adversely affect our business and results of operations.

***If we fail to respond to technological changes and evolving industry standards, our products could become obsolete or less competitive in the future.***

The telecommunications industry is highly competitive and characterized by rapidly changing technologies and standards, frequent product introductions and short product life cycles. For example, mobile telephones have experienced rapid adoption and may eventually replace desktop telephones. Accordingly, our operating results depend upon, among other things, our ability to develop and introduce new products and our ability to reduce production costs of existing products. Our long-term success will depend on our ability to stay head of these changes and avoid obsolescence of our products.

The process of developing new technologies and products is complex, and if we are unable to develop enhancements to, and new features for, our existing products or acceptable new products that keep pace with technological developments or industry standards, our products may become obsolete, less marketable and less competitive and our business will be harmed.

In addition, as industry standards evolve, it is possible that one standard becomes predominant in the market. This could facilitate the entry into the market for competing products, which could result in significant pricing pressure. Additionally, if one standard becomes predominant and we adopt that standard, enterprises may be able to create a unified, integrated system by using phones, switches, servers, applications, or other telecommunications products produced by different companies. Therefore, we may be unable to sell complete systems to enterprise customers because the enterprise customers elect to purchase portions of their telecommunications systems from our competitors. For example, if a single industry standard is adopted, customers may elect to purchase our switches, but could purchase software applications and phones from other vendors. This could reduce our revenue and gross margins if enterprise customers instead purchase primarily lower-margin products from us. Conversely, if one standard becomes predominant, and we do not adopt it, potential enterprise customers may choose to buy a competing system that is based on that standard.

***We rely on third-party resellers and value-added distributors to sell our premise products, and disruptions to, or our failure to develop and manage our distribution channels could adversely affect our business.***

Substantially all of our premise revenue is generated through indirect channel sales. These indirect sales channels consist of third-party resellers and value-added distributors that market and sell telecommunications systems and other products and services to customers. We expect indirect channel sales will continue to generate a substantial majority of our premise revenue in the future. Therefore, our success is highly dependent upon establishing and maintaining successful relationships with third-party resellers, and the financial health of these resellers.

Many of the resellers we recruit never generate significant revenues for us. Recruiting, launching and retaining qualified channel partners and training them in our technology and products requires significant time and resources. In order to develop and expand our distribution channel, we must continue to recruit larger and more productive channel partners. We must also scale and improve our processes and procedures that support our channel, including investment in personnel, systems and training, and those processes and procedures may become increasingly complex and difficult to manage.

We have no long-term contracts or minimum purchase commitments with any of our channel partners, and our contracts with these channel partners do not prohibit them from offering products or services that compete with ours. Our competitors may be effective in providing incentives to existing and potential channel partners to favor their products or to prevent or reduce sales of our products. Our channel partners may choose not to offer our products exclusively or at all. Our failure to establish and maintain successful relationships with channel partners would likely materially adversely affect our business, operating results and financial condition.

Our success in expanding our customer base to larger enterprises will depend in part on our ability to expand our channel to partners that serve those larger enterprises. In addition, we rely on these entities to provide many of the installation, implementation and support services for our products. Accordingly, our success depends in large part on the effective performance of these channel partners. If a partner's performance is ineffective, it may reflect poorly upon ShoreTel or negatively impact our business. By relying on channel partners, we may in some cases have little or no contact with the ultimate users of our products, thereby making it more difficult for us to establish brand awareness, ensure proper delivery and installation of our products, service ongoing enterprise customer requirements and respond to evolving enterprise customer needs. This difficulty is more pronounced where enterprise customers purchase our systems from a channel partner that purchased through a distributor. Additionally, some of our channel partners are smaller companies that may not have the same financial resources as other of our larger channel partners, which exposes us to collections risks.

***Our success depends in part on the growth and public acceptance of wireless local area networks.***

We have placed strategic importance on the mobile device, such as a smartphone or tablet, becoming an endpoint of choice for our users. Our ShoreTel Mobility solution is software that integrates the mobile device into our platform so that a wireless mobile device can be used like a wired desk phone. ShoreTel Mobility relies on wireless local area networks (WLAN) and cellular telephone coverage in order to operate. Slow or limited adoption of these networks could adversely affect the growth of our ShoreTel Mobility products and revenues. In addition, WLANs must improve quality of service for real-time communications, managing effects such as packet jitter, packet loss, and unreliable bandwidth, so that toll-quality service can be consistently provided. Mobile devices must achieve a similar level of reliability that users of the public switched telephone network (PSTN) have come to expect from their telephone service. We must devote substantial resources to educate customers and end users about the benefits of wireless telephony solutions, in general, and our solutions in particular. Substantial, ongoing interaction with our customers in order to train and assist them with the deployment and use of our solutions over these networks is sometimes required. If any or all of these factors fail to occur, our business may be affected adversely.

***Our future success depends on our ability to attract, integrate and retain key personnel, and our failure to do so could harm our ability to grow our business.***

Our company strategy and future success will depend, to a significant extent, on our ability to attract, integrate and retain our key personnel, namely our management team and experienced sales and engineering personnel. We may experience difficulty assimilating our newly hired personnel, which may adversely affect our business. Competition for skilled personnel is intense, particularly in the San Francisco Bay Area. In addition, we must retain and motivate high quality personnel, and we must also attract and assimilate other highly qualified employees. Competition for qualified management, sales, technical and other personnel can be intense, and we may not be successful in attracting and retaining such personnel. In addition, even if we succeed in hiring additional sales personnel, it may take some period of time before they become productive. Competitors have in the past and may in the future attempt to recruit our employees, and our management and key employees are not bound by agreements that could prevent them from terminating their employment at any time. If we fail to attract, integrate and retain key employees, our ability to manage and grow our business could be harmed.

***Our business may be harmed if our contract manufacturers are not able to provide us with adequate supplies.***

We outsource the manufacturing of our telephones and switches for our premise business. Currently, we have arrangements for the production of our products with contract manufacturers in the United States and China. Our reliance on contract manufacturers involves a number of potential risks, including the absence of adequate capacity, financial viability, ownership of certain elements of electronic designs, the ongoing viability of those contract manufacturers, and reduced control over delivery schedules.

We depend on our contract manufacturers to finance the production of goods ordered and to maintain adequate manufacturing capacity. Global economic conditions could adversely impact the financial condition of our contract manufacturers and their suppliers that could impact our contract manufacturer's ability to procure components or otherwise manufacture our products. Additionally, as a result of the current economic downturn, the businesses of our contract manufacturers and other suppliers could be adversely affected and they may be required to slow or curtail operations. We do not exert direct control over our contract manufacturers or suppliers of our contract manufacturers, so we may be unable to procure timely delivery of acceptable products to our enterprise customers or incur substantially higher product costs if we move production to other contract manufacturers.

If sales of our products continue to grow, our contract manufacturers may not have sufficient capacity to enable it to increase production to meet the demand for our products. Moreover, our contract manufacturers could have manufacturing engagements with companies that are much larger than we are and whose production needs are much greater than ours. As a result, our contract manufacturers may choose to reallocate resources to the production of products other than ours if capacity is limited.

In addition, our contract manufacturers do not have any written contractual obligation to accept any purchase order that we submit for the manufacture of any of our products nor do we have any assurance that our contract manufacturers will agree to manufacture and supply any or all of our requirements for our products. Furthermore, our contract manufacturers may unilaterally terminate their relationship with us at any time upon 180 days' notice with respect to the contract manufacturers of our switches and 90 days' notice with respect to the contract manufacturer of our phones or seek to increase the prices they charge us. As a result, we are not assured that our current manufacturers will continue to provide us with an uninterrupted supply of products of at an acceptable price in the future.

Even if our contract manufacturers accept and fulfill our orders, it is possible that the products may not meet our specifications. Because we do not control the final assembly and quality assurance of our products, there is a possibility that these products may contain defects or otherwise not meet our quality standards, which could result in warranty claims against us that could adversely affect our operating results and future sales.

If our contract manufacturers are unable or unwilling to continue manufacturing our products in required volumes and to meet our quality specifications, or if they significantly increase their prices, whether caused by uncertain global economic conditions, tightening of the credit markets, their weak financial condition or otherwise, we will have to procure components on their behalf in the short term and identify one or more acceptable alternative contract manufacturers. The process of identifying and qualifying a new contract manufacturer can be time consuming, and we may not be able to substitute suitable alternative contract manufacturers in a timely manner or at acceptable prices. Additionally, transitioning to new contract manufacturers may cause delays in supply if the new contract manufacturers have difficulty manufacturing products to our specifications or quality standards and may result in unexpected costs to our business. Furthermore, we do not own the electronic design for our IP phones, hence it may be more difficult or costly for us to change the contract manufacturer of our phones or to arrange for an alternate of or a replacement for these products in a timely manner should a transition be required. This could also subject us to the risk that our competitors could obtain phones containing technology that is the same as or similar to the technology in our phones.

Any disruption in the supply of products from our contract manufacturers may harm our business and could result in a loss of sales, an increase in lead times on inventory orders and an increase in production costs resulting in lower gross product margins, which could adversely affect our business and results of operations.

***If the emerging market for enterprise IP and hosted telecommunications systems does not continue to grow and if we do not increase our market share, our future business would be harmed.***

The market for enterprise IP and hosted telecommunications systems is evolving rapidly and is characterized by an increasing number of market entrants. As is typical of a new and rapidly evolving industry, the demand for and market acceptance of, enterprise IP and hosted telecommunications systems products and services are uncertain. For example, revenue in the Worldwide Enterprise IP Telephony market declined approximately 10% between fiscal 2012 and fiscal 2013, according to Synergy Research. We cannot assure you that enterprise telecommunications systems that operate on IP networks will become widespread. In particular, enterprises that have already invested substantial resources in other means of communicating information may be reluctant or slow to implement an IP telecommunications system that can require significant initial capital expenditures as compared to a hybrid system that might require a lower initial capital expenditure despite higher potential total expenditures over the long term. If the market for enterprise IP and hosted telecommunications systems fails to develop or develops more slowly than we anticipate, our products could fail to achieve market acceptance, which in turn could significantly harm our business. This growth may be inhibited by a number of factors, such as:

- initial costs of implementation for a new system;
- quality of infrastructure;
- security concerns;
- equipment, software or other technology failures;
- regulatory encroachments;
- inconsistent quality of service;
- perceived unreliability or poor voice quality over IP networks as compared to circuit-switched networks; and
- lack of availability of cost-effective, high-speed network capacity.

Moreover, as IP-based data communications and telecommunications usage grow, the infrastructure used to support these services, whether public or private, may not be able to support the demands placed on them and their performance or reliability may decline.

Even if enterprise IP telecommunications systems become more widespread in the future, we cannot assure you that our products will attain broad market acceptance. We estimate that our sales represent a very small percentage of the total available market for enterprise IP telecommunications systems. We must increase our market penetration in order to maintain and expand our business.

***Our sales cycle can be lengthy and unpredictable, which makes it difficult to forecast the amount of our sales and operating expenses in any particular period.***

The sales cycle for our products typically ranges from six to twelve months, or longer. As a result, we may have limited ability to forecast whether or in which period a sale will occur. The success of our product sales process is subject to many factors, some of which we have little or no control over, including:

- the timing of customers' budget cycles and approval processes;
- a technical evaluation or trial by potential enterprise customers;
- our ability to introduce new products, features or functionality in a manner that suits the needs of a particular enterprise customer;
- the announcement or introduction of competing products; and
- the strength of existing relationships between our competitors and potential enterprise customers.

We may expend substantial time, effort and money educating our current and prospective enterprise customers as to the value of, and benefits delivered by, our products and ultimately fail to produce a sale. If we are unsuccessful in closing sales after expending significant resources, our operating results will be adversely affected. Furthermore, if sales forecasted for a particular period do not occur in such period, our operating results for that period could be substantially lower than anticipated and the market price of our common stock could decline.

***Our products incorporate some sole sourced components and the inability of these sole source suppliers to provide adequate supplies of these components may prevent us from selling our products for a significant period of time or limit our ability to deliver sufficient amounts of our products.***

We rely on sole or limited numbers of suppliers for several key components utilized in the assembly of our products. For example, we source semiconductors that are essential to the operation of our phones from separate single suppliers, and we have not identified or qualified any alternative suppliers for these components. We do not have supply agreements with our sole source suppliers, and the components for our products are typically procured by our contract manufacturers. If we lose access to these components we may not be able to sell our products for a significant period of time, and we could incur significant costs to redesign our products or to qualify alternative suppliers. This reliance on a sole source or limited number of suppliers involves several additional risks, including:

- supplier capacity constraints;
- price increases;
- purchasing lead times;
- inventory buildup;
- timely delivery; and
- component quality.

This reliance is exacerbated by the fact that we maintain a relatively small amount of inventory and our contract manufacturers typically acquire components only as needed. As a result, our ability to respond to enterprise customer orders efficiently may be constrained by the then-current availability or the terms and pricing of these components. Disruption or termination of the supply of these components could delay shipments of our products and could materially and adversely affect our relationships with current and prospective enterprise customers. Also, from time to time we have experienced component quality issues with products obtained from our contract manufacturers. In addition, any increase in the price of these components could reduce our gross margin and adversely impact our profitability. We may not be able to obtain a sufficient quantity of these components to meet the demands of enterprise customers in a timely manner or prices of these components may increase. In addition, problems with respect to yield and quality of these components and timeliness of deliveries could occur. These delays could also materially and adversely affect our operating results.

***If we fail to offer high quality customer support and services, our business would suffer.***

Once our Unified Communications systems are deployed within our end customers' sites, our customers depend on our support organization and/or our channel partners to resolve any issues relating to our products. A high level of customer support and services is important for the successful marketing and sale of our products. If we or our channel partners do not help our customers quickly resolve post-deployment issues and provide effective ongoing support, our ability to sell our products to existing customers would suffer and our reputation with potential customers would be harmed. Many of our channel partners offer primary support for the products they sell to customers. If the channel partners fail to provide timely and effective services, our business could be harmed. As we expand our sales, we will be required to hire and train additional support personnel. In addition, as we expand our operations internationally, our support organization will face additional challenges including those associated with delivering support, training and documentation in languages other than English. If we fail to maintain high quality customer support or to grow our support organization to match any future sales growth, our business will suffer.

***If we fail to accurately forecast demand for our premise business hardware products, we may have excess or insufficient inventory, which may increase our operating costs, decrease our revenues and harm our business.***

We generate forecasts of future demand for our products several months prior to the scheduled delivery to our prospective premise customers and typically prior to receiving a purchase order from our premise customers. We therefore make significant investments before our resellers or customers place orders to purchase our products and before we know if corresponding shipment forecasts will be changed. Our resellers and customers are not contractually bound by the forecasts they provide us until they sign a purchase order, and the orders we ultimately receive often differ from original forecasts. If we underestimate demand for our products, we will have inadequate inventory, which could result in delays in shipments, loss of orders and reduced revenues. This is exacerbated by the fact that lead times for materials and components that we need can vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. On the other hand, if we overestimate demand for our products and increase our inventory in anticipation of customer orders that do not materialize, we will have excess inventory and we will face a risk of significant inventory write-downs. Our failure to forecast demand accurately on a timely basis could result in a decrease in our revenues and gross margins.

***If we fail to develop and introduce new products and features in a timely manner, or if we fail to manage product transitions, we could experience decreased revenue or decreased selling prices in the future.***

Our future growth depends on our ability to develop and introduce new products successfully. Due to the complexity of the type of products we produce, there are significant technical risks that may affect our ability to introduce new products and features successfully. For example, our future success will depend in part on our ability to introduce new applications such as contact center systems, which are based on complex software, and our ability to integrate our products with other business applications, such as Microsoft Office. As another example, we believe there is increasing demand for communications as a managed service, either on mobile phones or desk phones, whether ours or another vendors'.

In addition, we must commit significant resources to developing new products and features before knowing whether our investments will result in products that are accepted by the market. The success of new products depends on many factors, including:

- the ability of our products to compete with the products and solutions offered by our competitors;
- the cost of our products;
- the reliability of our products;
- the timeliness of the introduction and delivery of our products; and
- the market acceptance of our products.

If we are unable to develop and introduce new products in a timely manner or in response to changing market conditions or enterprise customer requirements, or if these products do not achieve market acceptance, our operating results could be materially and adversely affected.

Product introductions by us in future periods may also reduce demand for, or cause price declines with respect to, our existing products. As new or enhanced products are introduced, we must successfully manage the transition from older products, avoid excessive levels of older product inventories and ensure that sufficient supplies of new products can be delivered to meet enterprise customer demand. Our failure to do so could adversely affect our revenue, gross margins and other operating results.

***Our products are highly complex and may contain undetected software or hardware errors, which could harm our reputation and future product sales.***

Because our enterprise customers rely on our products for telecommunications, an application that is critical to their business, any failure to provide high quality and reliable products, whether caused by our own failure or failures by our contract manufacturer or suppliers, could damage our reputation and reduce demand for our products. Software products may contain defects, and as such our products have in the past contained, and may in the future contain, undetected errors or defects. Some errors in our products may only be discovered after a product has been installed and used by enterprise customers. Any errors or defects discovered in our products after commercial release could result in loss of revenue, loss of enterprise customers and increased service and warranty costs, any of which could adversely affect our business. In addition, we could face claims for product liability, tort or breach of warranty. Our purchase orders contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management's attention and adversely affect the market's perception of us and our products. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business, operating results and financial condition could be adversely affected.

***We intend to expand our international operations, which could expose us to significant risks.***

To date we have limited international operations and have had low amounts of revenue from international enterprise customers. The future success of our business will depend, in part, on our ability to expand our operations and enterprise customer base successfully worldwide. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks that are different from those in the United States. Because of our limited experience with international operations, our international expansion efforts may not be successful. In addition, we will face risks in doing business internationally that could adversely affect our business, including:

- our ability to comply with differing technical and environmental standards and certification requirements outside the United States;
- difficulties and costs associated with staffing and managing foreign operations;
- lower gross margins due to higher discounting;
- greater difficulty collecting accounts receivable and longer payment cycles;
- the need to adapt our products for specific countries;
- availability of reliable broadband connectivity and wide area networks in targeted areas for expansion;
- unexpected changes in regulatory requirements;
- tariffs, export controls and other non-tariff barriers such as quotas and local content rules;
- more limited protection for intellectual property rights in some countries;
- adverse tax consequences;
- fluctuations in currency exchange rates, which could increase the price of our products outside of the United States, increase the expenses of our international operations and expose us to foreign currency exchange rate risk;

- restrictions on the transfer of funds;
- new and different sources of competition;
- less access to the end customer due to our use of two-tier distribution internationally.

Our failure to manage any of these risks successfully could harm our future international operations and our overall business.

***We are subject to environmental and other health and safety regulations that may increase our costs of operations or limit our activities.***

We are subject to environmental and other health and safety regulations relating to matters such as reductions in the use of harmful substances, the use of lead-free soldering and the recycling of products and packaging materials. For example, the European Parliament and the Counsel of the European Union have published directives on waste electrical and electronic equipment and on the restriction of the use of certain hazardous substances in electrical and electronic equipment. These directives generally require electronics producers to bear the cost of collection, treatment, recovery and safe disposal of past and future products from end users and to ensure that new electrical and electronic equipment does not contain specified hazardous substances. The cost of these directives to us from individual member states of the European Union may be substantial and may divert resources, which could detract from our ability to develop new products or operate our business, particularly if we increase international operations. We may not be able to comply in all cases with applicable environmental and other regulations, and if we do not, we may incur remediation costs or we may not be able to offer our products for sale in certain countries, which could adversely affect our results.

***The agreement governing our loan imposes restrictions on our business that may limit our business opportunities and hinder our ability to execute our business strategy.***

On March 15, 2012, we entered into a Senior Secured Credit Facilities Credit Agreement (the "Credit Agreement") with Silicon Valley Bank, which was amended on December 4, 2012. The Credit Agreement contains, and other agreements we may enter into in the future may contain, covenants imposing restrictions on our business, and requires us to maintain certain financial covenants. These restrictions and covenants may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. These covenants place restrictions on our ability to, among other things, incur additional debt, create liens, consolidate or merge, dispose of any property, redeem common stock or make other distributions to stockholders, make investments or enter into transactions with affiliates.

Although we believe we were in compliance with all of our non-financial and financial covenants under the Credit Agreement, our future ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial, and industry conditions. In the event of our default under the Credit Agreement, our lender could declare all amounts borrowed to be due and payable, together with accrued and unpaid interest. If we were unable to repay any debt owed, the lender could proceed against the collateral securing that debt.

***We might require additional capital or debt to support our business in the future, and this financing might not be available on acceptable terms, or at all.***

Although we anticipate that our current cash, cash equivalents, short-term investments and the available balance on the existing line of credit arrangement will be sufficient to meet our currently anticipated cash needs, if our cash and cash equivalents balances are not sufficient to meet our future cash requirements, we will need to seek additional capital, potentially through additional debt or equity financings, to fund our operations. We may also need to raise additional capital to take advantage of new business or acquisition opportunities. We may seek to raise capital by, among other things:

- issuing additional common stock or other equity securities;
- issuing debt securities; or
- borrowing funds under a credit facility.

We may not be able to raise needed cash on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive or potentially dilutive to our stockholders. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of common stock. In addition, if we were to raise cash through a debt financing, such debt may impose conditions or restrictions on our operations, which could adversely affect our business. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our operating plans to the extent of available funding, which would harm our ability to maintain or grow our business.

***Our products include third-party technology and intellectual property, which could present additional risks.***

We incorporate certain third-party technologies, such as our contact center, conference bridge and network monitoring software, into our products, and intend to utilize additional third-party technologies in the future. However, licenses to relevant third-party technology or updates to those technologies may not continue to be available to us on commercially reasonable terms, or at all. Furthermore, we do not own the electronic design for some of our phones, so it may be difficult for us to arrange for an alternate of or a replacement for these products in a timely manner. Therefore, we could face delays in product releases until equivalent technology can be identified, licensed or developed, and integrated into our current products. These delays, if they occur, could materially adversely affect our business.

***Failure to protect our intellectual property could substantially harm our business.***

Our success and ability to compete are substantially dependent upon our intellectual property. We rely on patent, trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, enterprise customers, strategic partners and others to protect our intellectual proprietary rights. However, the steps we take to protect our intellectual property rights may be inadequate. We cannot assure you that any additional patents will be issued. Even if patents are issued, they may not adequately protect our intellectual property rights or our products against competitors, and third-parties may challenge the scope, validity and/or enforceability of our issued patents. In addition, other parties may independently develop similar or competing technologies designed around any patents that may be issued to us.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect such rights. We may not be able to detect infringement, and may lose our competitive position in the market before we are able to do so. In the event that we detect any infringement of our intellectual property rights, we intend to enforce such rights vigorously, and from time to time we may initiate claims against third parties that we believe are infringing on our intellectual property rights if we are unable to resolve matters satisfactorily through negotiation. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could harm our brand and adversely impact our business, financial condition and results of operations.

***If a third party asserts that we are infringing on its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, which could harm our business.***

There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, upon our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other "non-practicing entities" and individuals, own or claim to own intellectual property relating to our industry and may have substantially larger and broader patent portfolios than we do. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. Third parties have in the past sent us correspondence regarding their intellectual property and have filed litigation against us, and in the future we may receive claims that our products infringe or violate their intellectual property rights. For example, in 2007, Mitel Networks Corporation, one of our competitors, filed a lawsuit against us, which was subsequently settled. Furthermore, we may be unaware of the intellectual property rights of others that may cover some or all of our technology or products. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from selling our products, damage our reputation, or require that we comply with other unfavorable terms, any of which could materially harm our business. In addition, we may decide to pay substantial settlement costs in connection with any claim or litigation, whether or not successfully asserted against us. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

Litigation with respect to intellectual property rights in the telecommunications industries is not uncommon and can often involve patent holding companies who have little or no product revenue and against whom our own patents may provide little or no deterrence. We may also be obligated to indemnify our enterprise customers or business partners in connection with any such litigation, which could further exhaust our resources. Furthermore, as a result of an intellectual property challenge, we may be required to enter into royalty, license or other agreements. We may not be able to obtain these agreements on terms acceptable to us or at all. We may have to incur substantial cost in re-designing our products to avoid infringement claims. In addition, disputes regarding our intellectual property rights may deter distributors from selling our products and dissuade potential enterprise customers from purchasing such products. As such, third-party claims with respect to intellectual property may increase our cost of goods sold or reduce the sales of our products, and may have a material and adverse effect on our business.

***If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.***

The Sarbanes-Oxley Act of 2002 requires, among other things, that we establish and maintain internal control over financial reporting and disclosure controls and procedures. In particular, under the current rules of the Securities and Exchange Commission (SEC), we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm is also required to report on our internal control over financing reporting. Our and our auditor's testing may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective. We have incurred and we expect to continue to incur substantial accounting and auditing expense and expend significant management time in complying with the requirements of Section 404. If we are not able to comply with the requirements of Section 404, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to investigations or sanctions by the SEC, The NASDAQ Stock Market, or NASDAQ, or other regulatory authorities or subject to litigation. To the extent any material weaknesses in our internal control over financial reporting are identified in the future, we could be required to expend significant management time and financial resources to correct such material weaknesses or to respond to any resulting regulatory investigations or proceedings.

***Changes in regulatory compliance obligations of critical suppliers may adversely impact our operations.***

The Dodd-Frank Wall Street Reform and Consumer Protection Act, (Dodd-Frank Act), includes Section 1502, which requires the SEC, to adopt additional disclosure requirements related to certain minerals sourced from the Democratic Republic of Congo and surrounding countries, or conflict minerals, for which such conflict minerals are necessary to the functionality of a product manufactured, or contracted to be manufactured, by an SEC reporting company. The metals covered by the rules, are commonly referred to as "3TG" and include tin, tantalum, tungsten and gold. Our suppliers may use these materials in the production processes. We will have to perform supply chain due diligence, third-party verification and possibly private sector audits on the sources of these metals all the way down to the mine of origin. Global supply chains are complicated, with multiple layers and suppliers between the mine and the final product. Accordingly, we could incur significant cost related to the compliance process. While the impact of Section 1502 on our business is uncertain at this time, we could potentially have difficulty in procuring needed materials from conflict-free sources and in satisfying the associated disclosure requirements when finalized by the SEC.

***Our principal offices and the facilities of our contract manufacturers are located near known earthquake fault zones, and the occurrence of an earthquake or other catastrophic disaster could damage our facilities or the facilities of our contract manufacturers, which could cause us to curtail our operations.***

Our principal offices and our disaster recovery site are located in California near known earthquake fault zones and, therefore, are vulnerable to damage from earthquakes. Our primary data centers for our ShoreTel Sky services are located in New York, which can experience natural disasters such as superstorm Sandy. We are also vulnerable to damage from other types of disasters, such as power loss, fire, floods and similar events. If any disaster were to occur, our ability to operate our business could be seriously impaired. For example, as a result of superstorm Sandy that affected the east coast, our New York data centers experienced outages for a period of time. This outage could have an adverse effect on our brand and ultimately our results of operations. In addition, we may not have adequate insurance to cover our losses resulting from disasters or other similar significant business interruptions. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

***Breaches of network security or fraudulent customer transactions could harm our business.***

Although we have developed systems and processes that are designed to prevent fraudulent activities and breaches of network security, failure to mitigate such fraud or breaches may adversely affect our operating results. For example, we may be unable to prevent our customers from incurring charges from fraudulent international toll calls made with their phone numbers. Further, we rely on our information systems and those of third parties for general administrative tasks in our business. Any disruption in our information systems and those of the third parties upon which we rely could have a significant impact on our business. We, along with others in the industry, will be subject to cyber threats and security breaches, either by third parties or employees, given the nature of our business. Depending on the evolving nature of cyber threats and toll fraud and the measures we may have to implement to continue to prevent such actions, our profitability may be adversely impacted.

**Additional Risks Related to Our ShoreTel Sky Business**

***Success of ShoreTel Sky is dependent on the growth and public acceptance of hosted communications.***

Our future success depends on our ability to significantly increase revenues generated from ShoreTel Sky, our hosted Unified Communications solution. Because the use of a hosted solution requires that the user be a subscriber of a broadband Internet service, slow or limited adoption of broadband Internet service could adversely affect the growth of our subscriber base and revenues. Although the number of broadband subscribers worldwide has grown significantly over the last five years, VoIP service has not yet been adopted by a majority of prospective business customers. To increase the deployment of broadband Internet services from broadband Internet service providers, telephone companies and cable companies must continue to invest in the deployment of high speed broadband networks to residential and business customers, over which we have no control.

In addition, VoIP networks must improve quality of service for real-time communications, managing effects such as packet jitter, packet loss, and unreliable bandwidth, so that toll-quality service can be consistently provided. VoIP telephony equipment and services must achieve a similar level of reliability that users of the PSTN have come to expect from their telephone service, and the cost and feature benefits of VoIP must be sufficient to cause customers to switch away from traditional telephony service providers. We must devote substantial resources to educate customers and end users about the benefits of VoIP telephony solutions, in general, and our solutions in particular. Substantial, ongoing interaction with our customers in order to train and assist them with the deployment and use of our solutions over these networks is sometimes required. If any or all of these factors fail to occur, our business may be affected adversely.

***A higher rate of customer terminations associated with our ShoreTel Sky business would negatively affect our business by reducing our revenue or requiring us to spend more money to grow our customer base.***

Our churn rate for our ShoreTel Sky solutions could increase in the future if customers are not satisfied with our service. Other factors, including increased competition from other VoIP providers, alternative technologies, and adverse business conditions also influence our churn rate.

Because of churn, we have to acquire new customers on an ongoing basis or sell additional services to existing customers just to maintain our existing level of customers and revenues. As a result, marketing expenditures are an ongoing requirement of our business. If our churn rate increases, we will have to acquire even more new customers in order to maintain our existing revenues. We incur significant costs to acquire new customers, and those costs are an important factor in determining our net profitability. Therefore, if we are unsuccessful in retaining customers or are required to spend significant amounts to acquire new customers beyond those budgeted, our revenue could decrease and our net income could decrease.

***Any failure in our physical infrastructure for our ShoreTel Sky services could lead to significant costs and disruptions and could reduce our revenue, inhibit our ability to obtain future orders, harm our business reputation and have a material adverse effect on our financial results.***

The physical infrastructure network for our ShoreTel Sky services is operated by external companies in data centers. The network and data centers are subject to various points of failure. Problems with cooling equipment, generators, power supply, routers, switches, or other equipment, whether or not within our control, could result in service interruptions for our customers as well as equipment damage. Because our services do not require geographic proximity of our data centers to our customers, our infrastructure is consolidated into a few large facilities in New York and Illinois. Any failure or downtime in one of our leased data center facilities could affect a significant percentage of our customers. The destruction or severe impairment of any of our leased data center facilities could result in significant downtime of our services and the loss of customer data. Because our ability to attract and retain customers depends on our ability to provide customers with highly reliable service, even minor interruptions in our service could harm our reputation. Additionally, in connection with the expansion or consolidation of our existing leased data center facilities from time to time, there is an increased risk that service interruptions may occur as a result of server relocation or other unforeseen construction-related issues.

We have experienced interruptions in service in the past, including as a result of superstorm Sandy in October 2012. While we have not experienced a material increase in customer attrition following these past events, the harm to our reputation is difficult to assess. We have taken and continue to take steps to improve our infrastructure to prevent service interruptions, including upgrading our electrical and mechanical infrastructure and expanding the redundancy capabilities of our data centers. However, service interruptions continue to be a significant risk for us and could materially impact our business.

Any future service interruptions could:

- cause our customers to seek damages for losses incurred;
- require us to replace existing equipment or add redundant facilities;
- affect our reputation as a reliable provider of hosting services;
- cause existing customers to cancel or elect to not renew their contracts; or
- make it more difficult for us to attract new customers.

Any of these events could materially increase our expenses or reduce our revenue, which would have a material adverse effect on our operating results.

***Our success also depends on our ability to handle a large number of simultaneous calls, which our network may not be able to accommodate.***

We expect the volume of simultaneous calls to increase significantly as the ShoreTel Sky subscriber base grows. Our network hardware and software may be strained by heavy volume. If we fail to maintain an appropriate level of operating performance, or if our service is disrupted, our reputation could be hurt and we could lose customers or have to issues credits or refunds, all of which could have a material adverse effect on our business, financial condition or operating results.

***Our ShoreTel Sky services must comply with industry standards, FCC regulations, state and local regulations, and compliance may be costly and/or require us to modify existing services.***

Our ShoreTel Sky service relies on communication standards such as SIP, MGCP and network standards such as TCP/IP and UDP to interoperate with other vendors' equipment. There is currently a lack of agreement among industry leaders about which standard should be used for a particular application, and about the definition of the standards themselves. As standards evolve, we may be required to modify our existing products or develop and support new versions of our services.

We must also comply with certain federal, state and local requirements regarding how we interact with our customers, including marketing practices, consumer protection, privacy, law enforcement and billing issues, the provision of 9-1-1 emergency service and the quality of service we provide to our customers. The failure of our services to comply, or delays in compliance, with various existing and evolving regulations could delay or interrupt the sales of our services, subject us to fines or other imposed penalties, or harm the perception and adoption rates of our service, any of which would have a material adverse effect on our business, financial condition or operating results.

***Increased taxes on our service will increase our customers' cost of using our service and/or reduce our profit margins (to the extent the costs are not passed through to our customers) and we may be subject to liabilities for past sales and additional taxes, surcharges and fees.***

We have reviewed ShoreTel Sky's state and municipal tax filing history, such as sales, excise, and ad valorem taxes, fees or surcharges and found that there may be jurisdictions for which ShoreTel Sky has an obligation to collect and remit such taxes due on the charges to our customers for our services, but has yet to do so. Additionally, in jurisdictions where ShoreTel Sky does file these returns, its interpretation and application of the tax laws and regulations applicable to these services may be in conflict with the interpretation held by the states and municipalities where we do business. The collection of these taxes, fees or surcharges may have the effect of decreasing any price advantage we may have over other providers who have historically paid these taxes and fees. Our compliance with these tax initiatives may make us less competitive with those competitors who choose not to comply with these tax initiatives. We have accrued for taxes that we believe are required to be remitted. If our ultimate liability exceeds the accrued amount, it could result in a material adverse effect on our earnings.

***Our emergency and e-911 calling services are different from those offered by traditional wireline telephone companies and may expose us to significant liability. There may be risks associated with limitations associated with e-911 emergency dialing with the ShoreTel Sky service.***

Both our emergency calling service and our e-911 calling service differ from the emergency calling services offered by traditional wireline telephone companies. In each case, the differences may cause significant delays, or even failures, in callers' receipt of the emergency assistance they need.

We are offering e-911 service that is similar to the emergency calling services provided to customers of traditional wireline telephone companies in the same area. We route 911 calls to a 911 service aggregation vendor, who in turn routes the calls to the local Public Safety Answering Point, or PSAP. The PSAP should have automatic access to the customer's telephone number and registered location information. If the number is not associated with an address in a 911 call, then the call is routed by the vendor to an emergency response center where a live answer takes place and the address is determined for routing to the correct PSAP. If a customer moves their ShoreTel Sky service to a new location, the customer's registered location information must be updated and verified by the customer. Until that takes place, the customer will have to verbally advise the emergency dispatcher of his or her actual location at the time of an emergency 911 call. This can lead to delays in the delivery of emergency services.

In addition, in the event that a customer experiences a broadband or power outage, or if a network failure were to occur, the customer will not be able to reach an emergency services provider using our services. Delays our customers may encounter when making emergency services calls and any inability of the answering point to automatically recognize the caller's location or telephone number can result in life threatening consequences. Customers may, in the future, attempt to hold us responsible for any loss, damage, personal injury or death suffered as a result of any failure of our e-911 services. In July 2008, the President signed into law the "New and Emerging Technologies 911 Improvement Act of 2008." The law provides public safety, interconnected VoIP providers and others involved in handling 911 calls the same liability protections when handling 911 calls from interconnected VoIP users as from mobile or wired telephone service users. The applicability of the liability protections to our business is unclear at the present time.

***There may be risks associated with our ability to comply with the requirements of federal law enforcement agencies.***

The FCC requires all interconnected VoIP providers to comply with the Communications Assistance for Law Enforcement Act (CALEA). The FCC allows VoIP providers to comply with CALEA through the use of a solution provided by a trusted third party with the ability to extract call content and call-identifying information from a VoIP provider's network. While the FCC permits companies like us to use the services provided by these third parties to comply with CALEA, we are ultimately responsible for ensuring the timely delivery of call content and call-identifying information to law enforcement, and for protecting subscriber privacy. While we believe we are currently CALEA compliant, we could be subject to an enforcement action by the FCC or law enforcement agencies for any delays related to meeting, or if we fail to comply with, any current or future CALEA obligations.

***Reform of federal and state Universal Service Fund programs could increase the cost of our service to our customers diminishing or eliminating our pricing advantage.***

The FCC and a number of states are considering reform or other modifications to Universal Service Fund programs. The way we calculate our contribution may change if the FCC or certain states engage in reform or adopt other modifications. In April 2012, the FCC released a Further Notice of Proposed Rulemaking to consider reforms to the manner in which companies, like us, contribute to the federal Universal Service Fund program. In general, the Further Notice of Proposed Rulemaking is considering questions like: what companies should contribute, how contributions should be assessed, and methods to improve the administration of the system. We cannot predict the outcome of this proceeding nor its impact on our business at this time.

Should the FCC or certain states adopt new contribution mechanisms or otherwise modify contribution obligations that increase our contribution burden, we will either need to raise the amount we currently collect from our customers to cover this obligation or absorb the costs, which would reduce our profit margins. Furthermore, the FCC has ruled that states can require us to contribute to state Universal Service Fund programs. A number of states already require us to contribute, while others are actively considering extending their programs to include the services we provide. We currently pass-through Universal Service Fund contributions to our customers which may result in our services becoming less competitive as compared to those provided by others.

***We rely on third party network service providers to originate and terminate substantially all of our public switched telephone network calls.***

We leverage the infrastructure of third party network service providers to provide telephone numbers, PSTN call termination and origination services, and local number portability for our customers rather than deploying our own network throughout the United States. This decision has resulted in lower capital and operating costs for our business in the short term but has reduced our operating flexibility and ability to make timely service changes. If any of these network service providers cease operations or otherwise terminate the services that we depend on, the delay in switching our technology to another network service provider, if available, and qualifying this new service could have a material adverse effect on our business, financial condition or operating results.

While we believe that relations with our current service providers are good, and we have contracts in place, there can be no assurance that these service providers will be able or willing to supply cost-effective services to us in the future or that we will be successful in signing up alternative or additional providers. Although we could replace our current providers, if necessary, our ability to provide service to our subscribers could be impacted during this timeframe and this could have an adverse effect on our business, financial condition or results of operations. The loss of access to, or requirement to change, the telephone numbers we provide to our customers also could have a material adverse effect on our business, financial condition or operating results.

Due to our reliance on these service providers, when problems occur in a network, it may be difficult to identify the source of the problem. The occurrence of hardware and software errors, whether caused by our service or another vendor's products, may result in the delay or loss of market acceptance of our products and any necessary revisions may force us to incur significant expenses. The occurrence of some of these types of problems may seriously harm our business, financial condition or operating results.

**Risks Related to Ownership of Our Common Stock**

***Our stock price in the past has been volatile, and may continue to be volatile or may decline regardless of our operating performance, and investors may not be able to resell shares at or above the price at which they purchased the shares.***

Since our stock began trading in July 2007, our stock price has fluctuated significantly, from a low of approximately $3 per share to a high of approximately $18 per share. At times the stock price has changed very quickly. If investors purchase shares of our common stock, they may not be able to resell those shares at or above the price at which they purchased them. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

- fluctuations in the overall stock market;

- the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
- actual or anticipated fluctuations in our operating results;
- changes in operating performance and stock market valuations of other technology companies generally, or those that sell enterprise communication products in particular;
- changes in financial estimates by any securities analysts who follow our company, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our stock;
- ratings downgrades by any securities analysts who follow our company;
- the public's response to our press releases or other public announcements, including our filings with the SEC;
- announcements by us or our competitors of significant technical innovations, customer wins or losses, acquisitions, strategic partnerships, joint ventures or capital commitments;
- introduction of technologies or product enhancements that reduce the need for our products;
- market conditions or trends in our industry or the economy as a whole;
- lawsuits threatened or filed against us and the outcome of such lawsuits;
- shareholder activism;
- future sales of our common stock by our officers, directors and significant stockholders; and
- other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock markets, and in particular the NASDAQ Global Select Market, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have initiated securities class action litigation following declines in stock prices of technology companies. Our current litigation could, and any future litigation may, subject us to substantial costs, divert resources and the attention of management from our business, which could harm our business and operating results.

***Our operating results may fluctuate in the future, which could cause our stock price to decline.***

Our historical revenues and operating results have varied from quarter to quarter. Moreover, our actual or projected operating results for some quarters may not meet our own expectations, or the expectations of stock market analysts and investors, which may cause our stock price to decline. In addition to the factors discussed elsewhere in this "Risk Factors" section, a number of factors may cause our revenue to fall short of our expectations or cause fluctuations in our operating results, including:

- adverse conditions specific to the IP telecommunications market, including decreased demand due to overall economic conditions or reduced discretionary spending by enterprises, rates of adoption of IP telecommunications systems and introduction of new standards;
- our ability to attract and retain larger and more productive channel partners;

- the purchasing and budgeting cycles of enterprise customers, in particular, the tendency of some customers to wait until the end of a quarter in the hopes of obtaining a better price;
- the timing and volume of shipments of our products during a quarter, particularly as we experience an increased level of sales occurring towards the end of a quarter;
- delays in purchasing decisions by our customers from one quarter to the next, or later;
- seasonality in our target markets;
- our ability to attract new channel partners, retain existing channel partners, and their ability to generate revenues;
- changes in accounting rules;
- the timing of recognition of revenue from sales to our customers;
- changes in the mix of our products and services sold during a particular period;
- our ability to control costs, including third-party manufacturing costs and costs of components;
- our ability to maintain sufficient production volumes for our products from our contract manufacturers;
- volatility in our stock price, which may lead to higher stock-based compensation expenses
- volatility and fluctuation in foreign currency exchange rates;
- the timing of costs related to the development or acquisition of technologies or businesses;
- our ability to successfully expand our international operations;
- general economic conditions or economic recession;
- decline in interest rates on our investments; and
- publicly-announced litigation, and the impact of such litigation on our operating results.

Because our operating expenses are largely fixed in the short-term, any shortfalls in revenue in a given period would have a direct and adverse effect on our operating results in that period. We believe that our quarterly and annual revenue and results of operations may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one period as an indication of future performance.

A substantial portion of our product orders are usually received in the last month of each fiscal quarter, with a concentration of such orders in the final two weeks of the quarter. While we typically ship products shortly after the receipt of an order, we may have orders that have not shipped at the end of any given quarter. Because the amount of such product orders may vary, the amount, if any, of such orders at the end of a particular quarter is not a reliable predictor of our future performance.

Because it is difficult for us to predict our quarterly operating results, period-to-period comparisons of our operating results may not be a good indication of our future performance. If, as a result of these difficulties, our revenues and operating results do not meet the expectations of our investors or securities analysts or fall below guidance we may provide to the market, the price of our common stock may decline.

***Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable and could also limit the market price of our stock.***

Our restated certificate of incorporation and bylaws and applicable provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions:

- prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;
- limit who may call a special meeting of stockholders;
- established a classified board of directors, so that not all members of our board of directors may be elected at one time;
- provide our board of directors with the ability to designate the terms of and issue a new series of preferred stock without stockholder approval;
- require the approval of two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal certain provisions of our certificate of incorporation;
- allow a majority of the authorized number of directors to adopt, amend or repeal our bylaws without stockholder approval;
- do not permit cumulative voting in the election of our directors, which would otherwise permit less than a majority of stockholders to elect directors; and
- set limitations on the removal of directors.

In addition, Section 203 of the Delaware General Corporation Law generally limits our ability to engage in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

Our headquarters, which is located in Sunnyvale, California, is a 63,781 square foot leased facility. This lease expires in September 2014. We also occupy leased facilities in Texas, New York, Illinois, and in Europe, Asia, Canada and Australia.

We maintain a shipping and warehouse facility in Newark, California for our inventory and we rent space as needed at various third-party warehouses throughout the world.

We believe that our current facilities are suitable and adequate to meet our current needs, and we intend to add new facilities or expand existing facilities as we add employees. We believe that suitable additional or substitute space will be available on commercially reasonable terms as needed to accommodate our operations.

## ITEM 3. LEGAL PROCEEDINGS

Information with respect to this item may be found in Note 12 to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference.

## ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

## PART II.

## ITEM 5. MARKET FOR OUR COMMON STOCK, RELATED STOCKHOLDER MATTERS AND PURCHASES OF EQUITY SECURITIES

***Market Information***

Our common stock has been traded on The NASDAQ Global Select Market under the symbol "SHOR" since July 3, 2007. Prior to that time, there was no public market for our common stock. The following table sets forth for the periods indicated the high and low sale prices of our common stock, as reported by The NASDAQ Global Select Market.

| Year Ended June 30, 2013 | High | Low |
|---|---|---|
| First Quarter | $ 4.77 | $ 3.91 |
| Second Quarter | 5.13 | 4.13 |
| Third Quarter | 5.07 | 3.55 |
| Fourth Quarter | 4.41 | 3.35 |
| **Year Ended June 30, 2012** | **High** | **Low** |
| First Quarter | $ 10.70 | $ 4.76 |
| Second Quarter | 6.88 | 4.70 |
| Third Quarter | 7.13 | 5.15 |
| Fourth Quarter | 5.75 | 3.82 |

On August 30, 2013, the last reported sales price of our common stock on the NASDAQ Global Select Market was $4.91 per share.

***Holders of Record***

As of August 30, 2013, there were 108 stockholders of record of our common stock, although we believe there are approximately 5,500 beneficial owners since many brokers and other institutions hold our common stock on behalf of stockholders.

***Dividend Policy***

We have never declared or paid dividends on our common stock. We intend to retain any future earnings for use in our business and therefore we do not anticipate declaring or paying any cash dividends in the foreseeable future.

***Stock Performance Graphs and Cumulative Total Return (1)***

The following graph shows the cumulative total stockholder return of an investment of $100 in cash on June 30, 2008, the date our common stock first started trading on the NASDAQ Global Select Market through June 30, 2013, for (i) our common stock, (ii) the S&P Small Cap 500 Index and (iii) the NASDAQ Telecommunications Index. Pursuant to applicable SEC rules, all values assume reinvestment of the full amount of all dividends, however no dividends have been declared on our common stock to date. The stockholder return shown on the graph below is not necessarily indicative of future performance, and we do not make or endorse any predictions as to future stockholder returns.

---

(1) This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of ShoreTel, Inc. under the 1933 Act or the 1934 Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or the "Exchange Act," or incorporated by reference into any filing of ours under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
June 2013
250.00
200.00
150.00
100.00
50.00
0.00
2008
2009
2010
2011
2012
2013
ShoreTel, Inc.
S&P 500 Index - Total Returns
NASDAQ Telecommunications Index


$100 invested on June 30, 2008 in stock or index. Fiscal year ending June 30,

| | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|
| **ShoreTel, Inc.** ........................... | $ 100.00 | $ 181.00 | $ 104.98 | $ 230.77 | $ 99.10 | $ 91.18 |
| **S&P Small Cap 500 Index** .............. | 100.00 | 73.78 | 84.43 | 110.35 | 116.36 | 140.33 |
| **NASDAQ Telecommunications Index**.... | 100.00 | 72.72 | 96.39 | 142.67 | 152.63 | 207.30 |

***Equity Compensation Plan Information***

The following table summarizes information about our equity compensation plans as of June 30, 2013. All outstanding awards relate to our common stock.

| Plan Category | Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a) | | Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b) | Number of Securities Remaining Available for Future Issuances under Equity Compensation Plans (Excluding) Securities Column (a) (c) |
|---|---|---|---|---|
| | (In thousands, except per share amounts) | | | |
| Equity compensation plans approved by security holders (1) | 10,208 | $ | 4.75 | 8,119 |
| Equity compensation plans not approved by security holders | — | | — | — |
| Total | 10,208 | $ | 4.75 | 8,119 |

(1) The number of securities remaining available for future issuance in column (c) includes 8,119,000 shares of common stock authorized and available for issuance under our 2007 Employee Stock Purchase Plan (ESPP) and our 2007 Equity Incentive Plan (2007 Plan). The number of shares authorized for issuance under the ESPP is subject to an annual increase equal to 1% of the outstanding shares on the date of the annual increase or an amount determined by the Board of Directors and the number of shares authorized for issuance under the 2007 Plan is subject to an annual increase equal to 5% of the outstanding shares on the date of the annual increase or an amount determined by the Board of Directors. The number of securities to be issued to participants in column (a) does not include shares of common stock to be issued to participants in consideration of aggregate participant contributions under the ESPP as of June 30, 2013.

## ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in connection with our consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K. Our historical results are not necessarily indicative of the results to be expected in any future period.

| | Year Ended June 30, | | | | |
|---|---|---|---|---|---|
| | 2013 | 2012 (a) | 2011 | 2010 | 2009 |
| | (In thousands, except per share amounts) | | | | |
| Revenue: | | | | | |
| Product | $ 186,190 | $ 182,009 | $ 159,693 | $ 117,138 | $ 109,555 |
| Hosted and related services | 70,277 | 15,547 | - | - | - |
| Support and services | 57,076 | 49,076 | 40,419 | 31,326 | 25,267 |
| Total revenue | 313,543 | 246,632 | 200,112 | 148,464 | 134,822 |
| Cost of revenue: | | | | | |
| Product (1) | 63,941 | 61,884 | 52,957 | 40,471 | 38,149 |
| Hosted and related services (1) | 44,526 | 9,804 | - | - | - |
| Support and services (1) | 16,624 | 16,465 | 13,688 | 11,580 | 11,048 |
| Total cost of revenue | 125,091 | 88,153 | 66,645 | 52,051 | 49,197 |
| Gross profit | 188,452 | 158,479 | 133,467 | 96,413 | 85,625 |
| Operating expenses: | | | | | |
| Research and development (1) | 52,992 | 51,909 | 45,548 | 33,596 | 30,724 |
| Sales and marketing (1) | 120,222 | 94,797 | 74,859 | 55,973 | 44,652 |
| General and administrative (1) | 38,102 | 27,468 | 24,890 | 19,888 | 19,596 |
| Acquisition-related costs | - | 4,524 | 340 | - | - |
| Litigation settlement | - | - | - | - | 4,110 |
| Total operating expenses | 211,316 | 178,698 | 145,637 | 109,457 | 99,082 |
| Loss from operations | (22,864) | (20,219) | (12,170) | (13,044) | (13,457) |
| Other income (expense): | | | | | |
| Interest income | 140 | 237 | 625 | 567 | 1,400 |
| Interest expense | (1,722) | (560) | (127) | (159) | (29) |
| Other income (expense), net | (830) | (1,142) | 142 | (324) | (230) |
| Total other income (expense) | (2,412) | (1,465) | 640 | 84 | 1,141 |
| Loss before provision for (benefit from) income taxes | (25,276) | (21,684) | (11,530) | (12,960) | (12,316) |
| Provision for (benefit from) income taxes | 426 | (947) | (67) | (156) | 343 |
| Net loss | $ (25,702) | $ (20,737) | $ (11,463) | $ (12,804) | $ (12,659) |
| Net loss per common share (2): | | | | | |
| Basic and diluted | $ (0.44) | $ (0.41) | $ (0.25) | $ (0.29) | $ (0.29) |
| Shares used in computing net loss per share: | | | | | |
| Basic and diluted | 58,633 | 50,591 | 46,177 | 44,804 | 43,714 |

(a) The fiscal year ended June 30, 2012 includes the impact of the acquisition of M5 Networks, Inc., which was completed in the third fiscal quarter.

(1) Includes stock-based compensation expense as follows:

| | Year Ended June 30, | | | | |
|---|---|---|---|---|---|
| | 2013 | 2012 | 2011 | 2010 | 2009 |
| | | | (In thousands) | | |
| Cost of product revenue | $ 110 | $ 132 | $ 123 | $ 139 | $ 113 |
| Cost of hosted and related services | 188 | 37 | - | - | - |
| Cost of support and services revenue | 760 | 836 | 678 | 838 | 799 |
| Research and development | 2,789 | 3,614 | 3,497 | 3,064 | 2,829 |
| Sales and marketing | 2,921 | 4,031 | 3,140 | 3,400 | 3,468 |
| General and administrative | 3,837 | 3,993 | 3,741 | 3,213 | 2,549 |
| Total stock-based compensation expense | $ 10,605 | $ 12,643 | $ 11,179 | $ 10,654 | $ 9,758 |

(2) See Note 8 to the Consolidated Financial Statements in Item 8 for a description of the method used to compute basic and diluted net loss per share.

| | As of June 30, | | | | |
|---|---|---|---|---|---|
| | 2013 | 2012 | 2011 | 2010 | 2009 |
| | | | (In thousands) | | |
| **Consolidated balance sheet data:** | | | | | |
| Cash, cash equivalents and short-term investments | $ 51,276 | $ 55,495 | $ 105,752 | $ 115,801 | $ 107,666 |
| Working capital | 24,683 | 30,689 | 109,855 | 112,836 | 111,617 |
| Total assets | 299,787 | 303,153 | 187,101 | 170,721 | 155,624 |
| Line of credit, net of debt issuance costs | 29,004 | 19,946 | — | — | — |
| Total stockholders' equity | 156,140 | 170,232 | 121,424 | 114,466 | 113,772 |

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed above in the section entitled "Risk Factors." We report results on a fiscal year ending June 30. For ease of reference within this section, 2013 refers to the fiscal year ended June 30, 2013, 2012 refers to the fiscal year ended June 30, 2012, and 2011 refers to the fiscal year ended June 30, 2011.*

### Overview

We are a leading provider of IP telecommunications solutions for enterprises. We were founded in September 1996 and shipped our first system in 1998. Since that time, we have continued to develop and enhance our product line. Our acquisition of M5 Networks, Inc. (M5), a provider of hosted unified communication solutions, in the third quarter of fiscal 2012, expanded our products and service offerings to now include hosted solutions. Our acquisition of Agito Networks, Inc. ("Agito"), a provider of platform-agnostic enterprise mobility, in the second quarter of fiscal 2011, expanded our existing mobile solution with the vision of allowing users to communicate on any device, such as a desk phone, mobile phone, tablet or computer, at any location using any cellular or Wi-Fi network simply and cost effectively.

Our solutions are available for businesses to operate in their own premise data centers or on a hosted, cloud-based platform. Solutions within our premise segment are comprised of our switches, IP phones and software application which work with our unique IP architecture to provide a brilliantly simple integrated communication system. Our ShoreTel Sky solutions are sold within our hosted segment and are comprised of M5's software delivered to the customer using our routers and IP phones. We anticipate that our cloud business will grow at a faster rate than our premise business. Accordingly, we will continue to invest in cloud-based infrastructure to help enable our growth.

Our phone and switch products are manufactured by contract manufacturers located in United States and in China. Our contract manufacturers provide us with a range of operational and manufacturing services, including component procurement, final testing and assembly of our products, which allows us to scale our business without the significant capital investment and on-going expenses required to establish and maintain a manufacturing operation.

We sell our premise products primarily through channel partners that market and sell our systems to enterprises across all industry verticals, including small, medium and large companies and public institutions. Our channel partners include resellers as well as value-added distributors who in turn sell to the resellers. We believe our channel strategy allows us to reach a larger number of prospective enterprise customers more effectively than if we were to sell directly. The number of our authorized channel partners was approximately 1,000 as of June 30, 2013. Our internal sales and marketing personnel support these channel partners in their selling efforts. In some circumstances, the enterprise customer will purchase products directly from us, but in these situations we typically compensate the channel partner for its sales efforts. At the request of the channel partner, we often ship our products directly to the enterprise customer.

Most channel partners perform installation and implementation services for the enterprises that use our systems. Generally, our channel partners provide the post-contractual support to the enterprise customer by providing first-level support services and purchasing additional services from us under a post-contractual support contract. For channel partners without support capabilities or that do not desire to provide support, we offer full support contracts to provide all of the support to enterprise customers. Our channel partners may provide managed services offerings to the enterprise customer under which the channel partner may purchase our products and services and, in turn, charge the enterprise customer a monthly subscription fee to access those products and services.

During the second quarter of fiscal 2011, we entered into arrangements with two major value-added distributors to distribute our comprehensive line of premise business communication solutions to resellers within the United States in what we refer to as a "two-tier" distribution model. Subsequently, we have continued to expand our two-tier network and have added more value-added distributors to the network. We believe that the two-tier distribution model allows us to better serve our existing channel partners, to reach a larger number of prospective enterprise customers more effectively and to position us to continue to build momentum and capture increased market share in the IP telephony, mobility and UC markets. Furthermore, the two-tier distribution model allows us to scale our business operations without making significant investments in product distribution facilities, thus allowing us to manage our cost structure.

We are headquartered in Sunnyvale, California and have sales, customer support, general and administrative and engineering functions in Austin, Texas. After the acquisition of M5, our ShoreTel Sky services are provided from our offices in New York City and Rochester, New York and Chicago, Illinois. The majority of our personnel work at these locations. Sales, engineering, and support personnel are also located throughout the United States, the United Kingdom, Ireland, Germany, Spain, Canada, Hong Kong, Singapore and Australia. While most of our customers are located in the United States, we have continued to achieve growth in total revenue from international sales, which accounted for approximately 10% of our total revenue for fiscal 2013 as compared with 12% and 13% in fiscal 2012 and 2011, respectively. We expect sales to customers in the United States will continue to comprise the majority of our sales in the foreseeable future.

In fiscal 2013, we continued to grow our market share of the IP telephony market, both in the United States and worldwide. Our total revenue increased to $313.5 million in fiscal 2013 from $246.6 million in fiscal 2012, driven by sales to new customers, add-on sales from existing customers and the addition of ShoreTel Sky services revenue after the M5 acquisition. Our operating expenses increased to $211.3 million in fiscal 2013 from $178.7 million in fiscal 2012, primarily due to increases in compensation expenses related to growth in headcount and the addition of expenses from the M5 operations. In fiscal 2013, we increased our headcount by

3%, with most of the growth in headcount coming from the employees assumed and retained in connection with our acquisition of M5 and additions to our support workforce to support efforts to enhance our overall customer experience.

**Key Business Metrics**

We monitor a number of key metrics to help forecast growth, establish budgets, measure the effectiveness of our sales and marketing efforts and to measure operational effectiveness.

*Initial and repeat sales orders.* Our goal is to attract a significant number of new enterprise customers and to encourage existing enterprise customers to purchase additional products and support. Many enterprise customers make an initial purchase and deploy additional sites at a later date and also purchase additional products and support as their businesses expand. As our installed enterprise customer base has grown, a large portion of orders has come from existing enterprise customers. In fiscal year 2013, premise billings from existing enterprise customers represented approximately 60% of total billings compared with 54% and 53% in fiscal 2012 and 2011, respectively.

*Deferred revenue.* Deferred revenue relates to the timing of revenue recognition for specific transactions based on delivery of service, support, specific commitments, product and services delivered to our value-added distributors that have not been delivered or sold through to resellers, and other factors. Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from our transactions and are recognized as the revenue recognition criteria are met. Nearly all of our premise system sales include the purchase of post-contractual support contracts with terms of up to five years, and our renewal rates on these contracts have been high historically. We recognize support revenue on a ratable basis over the term of the support contract. Since we receive payment for support in advance of recognizing the related revenue, we carry a deferred revenue balance on our consolidated balance sheet. Almost all of our hosted services are billed a month in advance. Billings that are collected before the service is delivered are included in the deferred revenue balance on our consolidated balance sheet. These amounts are recognized as revenue as the services are delivered. Our deferred revenue balance at June 30, 2013 was $55.0 million, of which $39.7 million is expected to be recognized within one year.

*Gross margin.* Our gross margin for premise segment products is primarily affected by our ability to reduce hardware costs faster than the decline in average overall system sales prices. We strive to increase our product gross margin by reducing hardware costs through product redesign and volume discount pricing from our suppliers. In general, product gross margin on our switches is greater than product gross margin on our IP phones. As the prices and costs of our hardware components have decreased over time, our software components, which have lower costs than our hardware components, have represented a greater percentage of our overall margin on system sales. We consider our ability to monitor and manage these factors to be a key aspect of maintaining product gross margins and increasing our profitability.

Gross margin for premise segment support and services is impacted primarily by labor-related expenses. The primary goal of our support and services function is to ensure a high level of customer satisfaction and our investments in support personnel and infrastructure are made with this goal in mind. We expect that as our installed enterprise customer base grows, we may be able to slightly improve gross margin for support and services through economies of scale. However, the timing of additional investments in our support and services infrastructure could materially affect our cost of support and services revenue, both in absolute dollars and as a percentage of support and services revenue and total revenue, in any particular period.

Gross margin for the hosted segment services is lower than the gross margins for the premise segment and is impacted primarily by the reselling of broadband costs to customers, employee-related expense, data communication cost, carrier cost, telecom taxes, and intangible asset amortization expense. We expect that with the growth in customer base, the gross margins may reflect improvement due to synergies and other cost reductions in our service delivery platform.

*Operating expense.* Our operating expenses are comprised primarily of compensation and benefits for our employees. Accordingly, increases in operating expenses historically have been primarily related to increases in our headcount. We intend to expand our workforce to support our anticipated growth, and therefore, our ability to forecast revenue is critical to managing our operating expenses.

*Average revenue per user.* We calculate the monthly average service revenue per user (ARPU) for our hosted segment as the average monthly recurring revenue per customer divided by the average number of seats per customer. The average monthly recurring revenue per customer is calculated as the monthly recurring service revenue from customers in the period, divided by the simple average number of business customers during the period. Our ARPU includes telecommunication internet circuits that we resell that could, as a percentage of our business, decline over time as our average customer size increases and therefore they are more likely to have their own networks already established. Our monthly ARPU for the three month period ended June 30, 2013 was approximately $49 as compared to $57 for the three month period ended June 30, 2012. The decrease in ARPU was primarily due to a greater number of volume discounts related to increased sales to larger enterprise customers and a decrease in the resale of internet circuits to new customers as compared to the existing customer base.

*Revenue churn.* Revenue churn for our hosted segment is calculated by dividing the monthly recurring revenue from customers that have terminated during a period by the simple average of the total monthly recurring revenue from all customers in a given period. The effective management of the revenue churn is critical to our ability to maximize revenue growth and to maintain and improve margins. Our annualized revenue churn for customers that have terminated services as of June 30, 2013 was approximately 3% as compared to 4% as of June 30, 2012.

**Basis of Presentation**

*Revenue.* We derive our revenue from sales of our premise IP telecommunications systems and related support and services as well as hosted services.

*Premise Revenue.* Premise product revenue consists of sales of our business communication systems. Our typical system includes a combination of IP phones, switches and software applications primarily for our premise business. We sell our products through channel partners that include resellers and value-added distributors. Prices to a given channel partner for hardware and software products depend on that channel partner's volume and customer satisfaction levels, as well as our own strategic considerations. In circumstances where we sell directly to the enterprise customer in transactions that have been assisted by channel partners, we report our revenue net of any associated payment to the channel partners that assisted in such sales. This results in recognized revenue from a direct sale approximating the revenue that would have been recognized from a sale of a comparable system through a channel partner. Product revenue has accounted for 59%, 74%, and 80% of our total revenue for fiscal years 2013, 2012 and 2011, respectively. The sequential decrease in premise product revenue as a percent of our total revenue related to including hosted revenue resulting from our acquisition of M5 on March 23, 2012 for a full twelve months in fiscal 2013 with only approximately three months of hosted revenue included in the total revenue for fiscal 2012.

Premise support and services revenue primarily consists of post-contractual support, and to a lesser extent revenue from training services, professional services and installations that we perform. Post-contractual support includes software updates which grant rights to unspecified software license upgrades and maintenance releases issued during the support period. Post-contractual support also includes both Internet- and phone-based technical support. Revenue from post-contractual support is recognized ratably over the contractual service period. Premise support and services revenues accounted for 18%, 20% and 20% of our total revenue for fiscal 2013, 2012 and 2011, respectively. The sequential decrease in premise product support and service revenue as a percent of our total revenue related to including hosted revenue resulting from our acquisition of M5 on March 23, 2012 for a full twelve months in fiscal 2013 with only approximately three months of hosted revenue included in the total revenue for fiscal 2012.

*Hosted and Related Services Revenue.* Hosted services and solutions consist primarily of our proprietary hosted VoIP Unified Communications system as well as other services such as foreign and domestic calling plans, certain Unified Communication (UC) applications, internet service provisioning, training and other professional services. Additionally, we offer our customers the ability to purchase phone systems directly from us or rent such systems as part of their service agreements. Our hosted services are sold through indirect channel resellers and a direct sales force. Our customers typically enter into 12 month service agreements whereby they are billed for such services on a monthly basis. Revenue from our hosted services is recognized on a monthly basis as services are delivered. Revenue associated with various calling plans and internet services are recognized as such services are provided. Hosted revenues accounted for 23% and 6% of our total revenues for fiscal 2013 and 2012, respectively. There was no hosted or related services revenue in any of the fiscal years prior to 2012. The sequential increase in hosted revenue as a percent of our total revenue related to including hosted revenue resulting from our acquisition of M5 on March 23, 2012 for a full twelve months in fiscal 2013 as compared to only recognizing such results for approximately three months of fiscal 2012.

*Cost of revenue.* Cost of premise product revenue consists primarily of hardware costs, royalties and license fees for third-party software included in our systems, salary and related overhead costs of operations personnel, freight, warranty costs and provision for excess inventory. The majority of these costs vary with the unit volumes of products sold. Cost of premise support and services revenue consists of salary and related overhead costs of personnel engaged in support and service activities. Cost of hosted and related services revenue consists of personnel and related costs of the hosted operation, data center costs, data communication cost, carrier cost and amortization of intangible assets.

*Research and development expenses.* Research and development expenses primarily include personnel costs, outside engineering costs, professional services, prototype costs, test equipment, software usage fees and facilities expenses. Research and development expenses are recognized when incurred. We capitalize development costs incurred from determination of technological feasibility through general release of the product to customers. We are devoting substantial resources to the development of additional functionality for existing products and the development of new products and related software applications. We intend to continue to make significant investments in our research and development efforts because we believe they are essential to maintaining and improving our competitive position. Accordingly, we expect research and development expenses to continue to increase in absolute dollars.

*Sales and marketing expenses.* Sales and marketing expenses primarily include personnel costs, sales commissions, travel, marketing promotional and lead generation programs, branding and advertising, trade shows, sales demonstration equipment, professional services fees, amortization of intangible assets, and facilities expenses. We plan to continue to invest in development of our distribution channel by increasing the size of our field sales force to enable us to expand into new geographies and further increase our sales to large enterprise customers. We plan to continue investing in our domestic and international marketing activities to help build brand awareness and create sales leads for our channel partners. We expect that sales and marketing expenses will increase in absolute dollars and remain our largest operating expense category.

*General and administrative expenses.* General and administrative expenses primarily relate to our executive, finance, human resources, legal and information technology organizations. General and administrative expenses primarily consist of personnel costs, professional fees for legal, accounting, tax, compliance and information systems, travel, recruiting expense, software amortization costs, depreciation expense and facilities expenses. As we expand our business, we expect general and administrative expenses to increase in absolute dollars.

*Other income (expense).* Other income (expense) primarily consists of interest earned on cash, cash equivalents and short-term investments, gains and losses on foreign currency translations and transactions, interest expense on our debt as well as other miscellaneous items affecting our operating results.

*Provision for (benefit from) income taxes.* Provision for (benefit from) income taxes includes federal, state and foreign tax on our income as well as any adjustments made to our valuation allowance for deferred tax assets. Since our inception, we have accumulated substantial net operating loss and tax credit carryforwards. We account for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax reporting purposes, net operating loss carryforwards and other tax credits measured by applying current enacted tax laws. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

**Results of Operations**

The following table sets forth selected consolidated statements of operations data as a percentage of total revenue for each of the periods indicated.

| | Year Ended June 30, | | |
|---|---|---|---|
| | **2013** | **2012** | **2011** |
| Revenue: | | | |
| Product | 59% | 74% | 80% |
| Hosted and related services | 23 | 6 | — |
| Support and services | 18 | 20 | 20 |
| Total revenue | 100 | 100 | 100 |
| Cost of revenue: | | | |
| Product | 21 | 25 | 26 |
| Hosted and related services | 14 | 4 | — |
| Support and services | 5 | 7 | 7 |
| Total cost of revenue | 40 | 36 | 33 |
| Gross profit | 60 | 64 | 67 |
| Operating expenses: | | | |
| Research and development | 17 | 21 | 23 |
| Sales and marketing | 38 | 38 | 37 |
| General and administrative | 12 | 11 | 13 |
| Acquisition-related costs | — | 2 | — |
| Total operating expenses | 67 | 72 | 73 |
| Operating loss | (7) | (8) | (6) |
| Other income (expense): | | | |
| Interest income | — | — | — |
| Interest expense | (1) | — | — |
| Other income (expense), net | — | — | — |
| Total other income (expense) | (1) | — | — |
| Loss before provision for (benefit from) income taxes | (8) | (8) | (6) |
| Provision for (benefit from) income taxes | — | — | — |
| Net loss | (8)% | (8)% | (6)% |

***Comparison of Fiscal 2013 to 2012***

Upon the our acquisition of M5 on March 23, 2012, we began operating in two reporting segments which consisted of our historical premise solutions and our hosted solutions associated with the operations of M5. For reporting purposes, management focuses its review and reporting of such segments based on reported revenue and gross margin as other costs associated with the operating activities are managed on a combined basis as the Company continues to integrate such services operationally.

*Revenue*

| | Year Ended | | | |
|---|---|---|---|---|
| | June 30, 2013 | June 30, 2012 | Change $ | Change % |
| **(in thousands, except percentages)** | | | | |
| Revenue.................................. | $ 313,543 | $ 246,632 | $ 66,911 | 27% |

Total revenue increased by $66.9 million or 27% in fiscal 2013 as compared to fiscal 2012. The increase in the overall revenue is due to $54.7 million in additional revenue associated with our hosted business following our acquisition of M5 on March 23, 2012 and due to a $12.2 million increase in premise revenue due to the continued growth and expansion of our premise solution business as a result of greater market acceptance of our products and services.

Revenue from customers in the United States accounted for approximately 90% and 88% of total revenue for years ended June 30, 2013 and 2012, respectively.

*Premise revenue*

Premise product revenue increased by $4.2 million or 2% in fiscal 2013, primarily due to the higher sales volumes and growth of our customer base. Our international revenue was 12% of our premise revenue in fiscal 2013 as compared to 13% in fiscal 2012. Our higher sales volume and expanded customer base are the direct result of our investment in the sales and marketing efforts. Premise support and services revenue increased by $8.0 million or 16% in fiscal 2013, as compared to fiscal 2012. The increase in support and services revenue was primarily due to additional sales to existing customers resulting in higher post-contractual support revenues, higher renewal rates on maintenance contracts from our customer install base and continued expansion of our customer base resulting from sales to new customers.

*Hosted revenue*

Hosted and related service revenue increased by $54.7 million in fiscal 2013 as compared to fiscal 2012. As the acquisition of M5 occurred on March 23, 2012, only approximately three months of activity related to the newly acquired hosted and related service business were included in the results for fiscal 2012 as compared to a full twelve months of activity included in the results for the fiscal 2013. As we continue to invest in the growth of our hosted segment, we expect the revenue from hosted and related services to increase in future periods.

*Gross margin*

| | Year Ended | | | |
|---|---|---|---|---|
| | June 30, 2013 | June 30, 2012 | Change $ | Change % |
| **(in thousands, except percentages)** | | | | |
| Cost of revenue............................ | $ 125,091 | $ 88,153 | $ 36,938 | 42% |
| Gross profit................................ | 188,452 | 158,479 | 29,973 | 19% |
| Gross margin.............................. | 60% | 64% | n/a | (4%) |

Gross margin decreased to 60% in fiscal 2013 as compared to 64% in fiscal 2012. The decrease in the overall gross margins is primarily due to the change in the revenue mix resulting from the addition of the hosted business which had lower gross margins than the premise business.

*Premise gross margin*

Premise product gross margins remained consistent during the period at 66% in both fiscal 2013 and fiscal 2012. Premise support and services gross margins increased to 71% in fiscal year 2013 as compared to 66% in fiscal year 2012. This increase was driven by synergies achieved by existing headcount which allowed lower personnel costs to support a larger customer base and generate a higher revenue amount from the same period in the prior year.

*Hosted gross margin*

Hosted and related service gross margins remained consistent during the period at 37% for both fiscal 2013 and fiscal year 2012. Hosted and related service gross margins for fiscal 2013 included $1.4 million in costs related to a change in estimate of regulatory telecommunications fees. As the related hosted business continues to expand and grow, we anticipate that we will realize improvements in our gross margins as we achieve synergies and other cost reductions in our service delivery platform.

Our hosted business service offering includes cost elements that are unique to the hosted service offering which in turn, impacts the overall hosted service gross margins. Specifically, as part of our hosted service offering, we provide our customers unlimited domestic calling plans and internet service plans. To provide calling services, we purchase and resell minutes and calling plans from various national and regional telecommunication carriers. Additionally, we purchase and resell telecommunications circuits from various local and national internet service providers as a service to customers. As a result of reselling calling plans and providing internet data plans to customers, we incur various regulatory charges. In addition, the hosted gross margin is impacted by the amortization of intangible assets related to the recent acquisition of M5 and the premise business has much lower amortization charges from prior acquisitions.

Upon completion of our acquisition of M5, we have undertaken and plan to undertake several initiatives to create greater efficiencies in the delivery of our hosted services. These initiatives include:

- Integration to common hardware platforms;
- Integration of our customer support service teams;
- Consolidation of data centers;
- Development of our next generation product.

While we believe that through the execution of these initiatives we will improve our gross margins, due to the nature of the unique costs identified above and the overall timing to execute our gross margin improvement initiatives, we do not anticipate that gross margins for our hosted and related services will be commensurate with that of premise business in the short term.

*Operating expenses*

| | Year Ended | | | |
|---|---|---|---|---|
| | **June 30, 2013** | **June 30, 2012** | **Change $** | **Change %** |
| **(in thousands, except percentages)** | | | | |
| Research and development | $ 52,992 | $ 51,909 | $ 1,083 | 2% |
| Sales and marketing | 120,222 | 94,797 | 25,425 | 27% |
| General and administration | 38,102 | 27,468 | 10,634 | 39% |
| Acquisition-related costs | - | 4,524 | (4,524) | (100%) |

*Research and development.* Research and development expenses increased by $1.1 million or 2% in fiscal 2013 as compared to fiscal 2012. The increase in research and development expenses was primarily due to an increase of $1.0 million in personnel costs, including benefits and bonus. The increase was primarily due to an increase in average headcount during fiscal 2013. Research and development expense for fiscal 2013 would have included a total of $2.0 million in software development costs, mainly personnel related and consulting costs, had they not have been capitalized during this period.

*Sales and marketing.* Sales and marketing expenses increased by $25.4 million or 27% in fiscal 2013 compared to fiscal 2012. The increase in sales and marketing expenses from the prior period is primarily due to an increase in personnel related costs including, benefits, bonus and commissions of $11.0 million primarily attributable to an increase in headcount related to the M5 acquisition on March 23, 2012 as well as an increase in average headcount of our sales force during fiscal 2013, other increases were due to increased demand generation and promotional activities of $9.1 million, amortization expense of $2.4 million related to addition of intangible assets as part of the M5 acquisition in March 2012, consulting and outside services of $1.0 million and increased facilities and office expenses of $1.0 million.

*General and administrative.* General and administrative expenses increased by $10.6 million or 39% in fiscal 2013 compared to fiscal 2012. The increase in general and administrative expenses from the prior period was primarily due to an increase in personnel related costs including benefits and bonus of $5.2 million, an increase in professionals service fees of $4.1 million, a $1.4 million charge in fiscal 2013 related to the change in estimate of sales, use and telecommunications taxes with no corresponding charge during fiscal 2012. These increases were due to the increase in overall expenses to support a growing business including the addition of facilities and headcount resulting from the acquisition of M5 on March 23, 2012.

*Acquisition-related costs.* There were no acquisition related costs in fiscal 2013. The costs incurred in fiscal 2012 reflect direct costs incurred in connection with the acquisition of M5.

*Other income, net*

| | Year Ended | | | |
|---|---|---|---|---|
| **(in thousands, except percentages)** | **June 30, 2013** | **June 30, 2012** | **Change $** | **Change %** |
| Interest income | $ 140 | $ 237 | $ (97) | (41%) |
| Interest expense | (1,722) | (560) | (1,162) | 208% |
| Other income (expense), net | (830) | (1,142) | 312 | (27%) |

*Interest income.* Interest income decreased by $0.1 million primarily due to a lower cash and short term investment balance invested during fiscal 2013 as compared to fiscal 2012.

*Interest expense.* Interest expense increased by $1.2 million in fiscal 2013 compared to fiscal 2012 primarily due to interest expense associated with our line of credit and due to imputed interest expense recognized in connection with contingent purchase consideration liabilities in fiscal 2013 as compared to fiscal 2012.

*Other expense, net.* Other expense, net, decreased by $0.3 million in fiscal 2013 compared to fiscal 2012 primarily as a result of a decrease in our foreign exchange loss due to the weakening of the U.S. dollar against certain foreign currencies in which we transact.

*Provision for (benefit from) income tax*

| | Year Ended | | | |
|---|---|---|---|---|
| **(in thousands, except percentages)** | **June 30, 2013** | **June 30, 2012** | **Change $** | **Change %** |
| Provision for (benefit from) income taxes | $ 426 | $ (947) | $ 1,373 | (145%) |

*Provision for (benefit from) income taxes.* The Company's effective tax rate differs from the statutory rate largely due to the Company providing a full valuation allowance on the current year net operating losses. The provision for income taxes in 2013 is primarily related to state and foreign income tax expense. In fiscal 2012, we recorded a $1.3 million income tax benefit due to the release of valuation allowance made in connection with the recording of deferred tax liabilities from our acquisition of M5, which was partially offset by state and foreign income tax expense.

***Comparison of Fiscal 2012 to 2011***

*Revenue*

| | Year Ended | | | |
|---|---|---|---|---|
| | **June 30, 2012** | **June 30, 2011** | **Change $** | **Change %** |
| **(in thousands, except percentages)** | | | | |
| Revenue | $ 246,632 | $ 200,112 | $ 46,520 | 23% |

Total revenue increased by $46.5 million or 23% in fiscal 2012 as compared to fiscal 2011. The increase in the overall revenue was due to the continued growth and expansion of our premise solution business as a result of greater market acceptance of our products and services and due to the additional revenue associated with our hosted business following our acquisition of M5 on March 23, 2012.

Revenue from customers in the United States accounted for approximately 88% and 87% of total revenue for years ended June 30, 2012 and 2011, respectively.

*Premise revenue*

Premise product revenue increased by $22.3 million or 14% in fiscal 2012, was primarily due to higher sales volumes from our channel partners and continued expansion in the U.S. two-tier distribution channel. Our international revenue was 13% of our premise revenue in fiscal 2012 as compared to 13% in fiscal 2011. Our higher sales volume and expanded customer base were the direct result of our investment in the sales and marketing efforts as well as the development of the two-tier distribution channel. Premise support and services revenue increased by $8.7 million or 21% in fiscal 2012, as compared to fiscal 2011. The increase in support and services revenue was primarily due to the increase in support contract renewal rates, customers on time-and-materials arrangements converting to support contracts, an increase in the average contract values of renewals and contract renewals from a larger customer base. The growth was in the form of new customers as well as additional sales to the existing customers which resulted in higher post-contractual support revenues.

*Hosted and related services revenue*

Hosted and related service revenue contributed $15.5 million of revenue as a result of our acquisition of M5 during March 2012. There were no such revenues in fiscal year 2011.

*Gross margin*

| | Year Ended | | | |
|---|---|---|---|---|
| | **June 30, 2012** | **June 30, 2011** | **Change $** | **Change %** |
| **(in thousands, except percentages)** | | | | |
| Cost of revenue | $ 88,153 | $ 66,645 | $ 21,508 | 32% |
| Gross profit | 158,479 | 133,467 | 25,012 | 19% |
| Gross margin | 64% | 67% | n/a | (3%) |

Gross margin decreased to 64% in fiscal 2012 as compared to 67% in fiscal 2011. The decrease in the overall gross margins was mostly due to the change in the revenue mix resulting from the addition of the hosted business which has lower margins that the premise business.

*Premise gross margin*

Premise product gross margins decreased to 66% in fiscal 2012 as compared to 67% in fiscal 2011. The decrease was primarily due to a change in our channel sales mix as a greater percentage of total sales were transacted through our domestic value-added distribution partners. Such sales generally have a higher discount and thus lower gross margins than the sales made directly to our resellers. Premise support and services gross margins remained relatively consistent during the period as it remained at 66% in both fiscal year 2012 and fiscal year 2011.

*Hosted gross margin*

Hosted and related service gross margins were 37% for fiscal year 2012. There were no related costs in fiscal year 2011.

*Operating expenses*

| | Year Ended | | | |
|---|---|---|---|---|
| | June 30, 2012 | June 30, 2011 | Change $ | Change % |
| **(in thousands, except percentages)** | | | | |
| Research and development | $ 51,909 | $ 45,548 | $ 6,361 | 14% |
| Sales and marketing | 94,797 | 74,859 | 19,938 | 27% |
| General and administration | 27,468 | 24,890 | 2,578 | 10% |
| Acquisition-related costs | 4,524 | 340 | 4,184 | 1231% |

*Research and development.* Research and development expenses increased by $6.4 million or 14% in fiscal 2012 compared to fiscal 2011. The increase in research and development expenses was primarily due to an increase of $5.8 million in employee-related costs, including stock-based compensation. The increase was primarily due to an increase in the research and development workforce of approximately 67 employees primarily due to an increase in personnel assumed in connection with our acquisition of M5 as well as in organic hiring of premise employees. Other increases in research and development expenses were due to increases of $0.8 million in facilities costs.

*Sales and marketing.* Sales and marketing expenses increased by $19.9 million or 27% in fiscal 2012 compared to fiscal 2011. The increase was primarily due to a $9.2 million increase in employee-related costs, including a $0.9 million increase in stock-based compensation, a $3.8 million increase in commission expenses associated with more sales employees and higher revenue during the period, a $3.0 million increase in promotion and marketing expenses related to our continued effort to expand our demand generation and branding activities, a $1.1 million increase in travel-related expenses associated with our expanded marketing team, a $1.0 million increase in professional fees, a $1.0 million increase in amortization expense of intangible assets and a $0.9 million increase in facilities costs. Our sales and marketing workforce increased by approximately 78 employees in fiscal 2012 as a result of our additional investment in the sales efforts as we continue to expand our sales efforts and overall market presence as well as due to the personnel assumed in connection with our acquisition of M5.

*General and administrative.* General and administrative expenses increased by $2.6 million or 10% in fiscal 2012 compared to fiscal 2011. The increase in general and administrative expenses was primarily due to an increase of $1.5 million in employee-related costs, including a $0.2 million increase in stock-based compensation, a $0.5 million increase in legal settlement costs, a $0.9 million increase in additional telecommunication and travel costs, a $0.3 million increase in third party software costs partially offset by a reduction of $1.4 million in allocated facilities costs. Our general and administration workforce increased by 27 employees in fiscal 2012 due mainly to an increase in personnel assumed in connection with our acquisition of M5 as well as in organic hiring of premise employees.

*Acquisition-related costs.* Acquisition related costs increased by $4.2 million in fiscal 2012 as compared to fiscal 2011. The costs incurred in fiscal 2012 reflects direct costs that were incurred in connection with our acquisition of M5 and were higher mainly due to the size and the nature of acquisition as compared to the acquisition of Agito Networks, Inc. in fiscal 2011.

*Other income, net*

| (in thousands, except percentages) | Year Ended June 30, 2012 | June 30, 2011 | Change $ | Change % |
|---|---|---|---|---|
| Other income (expense), net | $ (1,465) | $ 640 | $ (2,105) | (329%) |

*Other income, net.* Other income, net changed by $2.1 million in fiscal 2012 compared to fiscal 2011. Due to strengthening of U.S. dollar against certain foreign currencies in which we transact, our foreign exchange loss increased by $1.3 million in fiscal 2012. Interest income on short-term investment and cash equivalents reduced by $0.4 million due to an overall decline in interest rates and a decline in investing funds. Our interest expense for fiscal 2012 increased by $0.4 million as a result of borrowing under our line of credit agreement as well as interest associated with capital lease agreements assumed in connection with the acquisition of M5.

*Provision for (benefit from) income taxes*

| (in thousands, except percentages) | Year Ended June 30, 2012 | June 30, 2011 | Change $ | Change % |
|---|---|---|---|---|
| Provision for (benefit from) income taxes | $ (947) | $ (67) | $ (880) | 1313% |

*Provision for (benefit from) income taxes.* Income tax benefit increased by approximately $0.9 million in fiscal 2012 compared with fiscal 2011. The increase in income tax benefit is primarily due to the partial release of valuation allowances against deferred tax assets of $1.3 million in connection with the recording of deferred tax liabilities from our acquisition of M5, which was partially offset by the recognition of $0.3 million of income tax expense associated with certain state and foreign income taxes.

## Liquidity and Capital Resources

*Cash and cash equivalents and investments*

The following table summarizes our cash and cash equivalents and short-term investments (in thousands):

| | Year ended June 30, 2013 | 2012 | 2011 |
|---|---|---|---|
| Cash and cash equivalents | $ 43,775 | $ 37,120 | $ 89,695 |
| Short-term investments | 7,501 | 18,375 | 16,057 |
| Total | $ 51,276 | $ 55,495 | $ 105,752 |

As of June 30, 2013, our principal sources of liquidity consisted of cash, cash equivalents and short-term investments of $51.3 million and net accounts receivable of $37.1 million and the balance available of $13.6 million for borrowing under our Credit Facility.

On March 15, 2012, we entered into a secured credit agreement (the "Credit Facility") with Silicon Valley Bank to finance a portion of the M5 acquisition, including paying related fees and expenses, and for general corporate purposes. The Credit Facility was amended on December 4, 2012. The Credit Facility includes a revolving loan facility for an aggregate principal amount not exceeding $50 million. The Credit Facility matures on the fifth anniversary of its closing (March 15, 2017) and is payable in full upon maturity. The amounts borrowed and repaid under the Credit Facility can be reborrowed. The borrowings under the Credit Facility will accrue interest either (at our election) at (i) the London interbank offered rate then in effect, plus a margin of between 2.00% and 2.50%, which will be based on the our Consolidated Earnings before interest, taxes, depreciation and amortization ("EBITDA") (as defined in the Credit Agreement), or (ii) the higher of (a) Silicon Valley Bank's publicly-announced prime rate then in effect and (b) the federal funds rate plus 0.50%, in each case of (a) or (b), plus a margin of between 0.00% and 0.50%, which will be based upon the our Consolidated EBITDA. We also pay an annual commitment fee during the term of the Credit Agreement which varies depending on our Consolidated EBITDA. The Credit Facility is secured by substantially all of our assets. The amount payable under the Credit Facility was $29.3 million as of June 30, 2013. As of June 30, 2013, the Company had an additional $13.6 million available for borrowing under the Credit Facility.

Historically, our principal uses of cash have consisted of the purchase of finished goods inventory from our contract manufacturers, payroll and other operating expenses related to the development and marketing of our products and purchases of property and equipment and acquisitions.

Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the addition of new business initiatives, the timing and extent of our expansion into new territories, the timing of introductions of new products and enhancements to existing products, the continuing market acceptance of our products and acquisition and licensing activities. We may enter into agreements relating to potential investments in, or acquisitions of, complementary businesses or technologies in the future, which could also require us to seek additional equity or debt financing. If needed, additional funds may not be available on terms favorable to us or at all. We believe that the available amounts under the line of credit together with our cash flows from our operations will be sufficient to fund our operating requirements for at least the next twelve months.

The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods:

| | June 30, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| | | (In thousands) | |
| Cash provided by operating activities | $ 10,263 | $ 10,315 | $ 1,310 |
| Cash provided by (used in) investing activities | $ (12,315) | $ (85,805) | $ 12,566 |
| Cash provided by financing activities | $ 8,707 | $ 22,915 | $ 7,393 |

*Cash flows from operating activities*

Our cash flows from operating activities are significantly influenced by our cash expenditures to support the growth of our business in areas such as research and development, sales and marketing and administration. Our operating cash flows are also influenced by our working capital needs to support growth and fluctuations in inventory, accounts receivable, vendor accounts payable and other assets and liabilities. We procure finished goods inventory from our contract manufacturers and typically pay them in 30 days. We extend credit to our channel partners and typically collect in 30 to 60 days, although these time periods can vary and can be longer. In some cases, we prepay for license rights to third-party products, which we incorporate into our products, in advance of such sales.

Net loss during fiscal 2013 and 2012 included non-cash charges of $10.6 million and $12.6 million in stock-based compensation expense, respectively, and depreciation and amortization of $15.8 million and $9.0 million, respectively. Net loss during fiscal 2013 and 2012 also included non-cash charges of $0.9 million and $0.2 million, respectively, in interest expense recognized related to acquisition-related consideration.

Cash provided by operating activities during fiscal 2013 also reflects net changes in operating assets and liabilities, which provided $8.4 million of cash consisting primarily of an increase in deferred revenue of $5.5 million, an increase in accrued taxes and surcharges of $3.5 million, decrease in inventory of $1.6 million, an increase in accrued liabilities of $1.4 million, an increase in accrued employee compensation of $1.0 million, an increase in accounts payable of $0.3 million and a decrease in indemnification asset of $0.3 million. These cash inflows were offset by an increase in accounts receivable of $3.1 million due to the increase in revenue partially offset by continued improved collections, an increase in prepaid expenses and other current assets of $0.9 million, an increase in other assets of $0.4 million and a decrease in purchase consideration of $0.9 million.

Cash provided by operating activities during fiscal 2012 also reflects net changes in operating assets and liabilities, which provided $10.1 million of cash consisting primarily of cash inflows from an increase in accrued taxes and surcharges of $6.6 million due to the change in estimate of the sales, use and telecommunications taxes , decrease in accounts receivable of $2.2 million resulting from an improvement in customer collection efforts, an increase in deferred revenues by $10.6 million, an increase in accounts payable of $1.3 million and an increase in accrued employee compensation of $1.1 million. These amounts were partially offset by increases in the indemnification asset of $6.6 million, prepaid expenses of $1.2 million, an increase in inventories of $1.1 million, an increase in other assets of $1.1 million and a decrease in accrued liabilities of $1.8 million.

*Cash flows from investing activities*

We have classified our investment portfolio as available for sale and our investments are made with a policy of capital preservation and liquidity as the primary objectives. We may hold investments to maturity; however, we may sell an investment at any time if the quality rating of the investment declines, the yield on the investment is no longer attractive or we are in need of cash. Because we invest only in investment securities that are highly liquid with a ready market, we believe that the purchase, maturity or sale of our investments has no material impact to our overall liquidity.

Net cash flow used in investing activities in fiscal 2013 was $12.3 million and primarily consisted of $11.5 million used to purchase property, plant and equipment, $11.2 million used in purchases of investments securities, payment of $9.1 million of purchase consideration in March 2013 pursuant to our acquisition of M5 and purchases of patents, technology and internally developed software of $2.3 million offset by maturities of short-term investments of $21.9 million.

Net cash flow used in investing activities in fiscal 2012 was $85.8 million and primarily consists of $78.4 million paid, net of cash received, for our acquisition of M5, $4.2 million used to purchase property, plant and equipment, $2.6 million used in purchase of investments securities and $0.6 million used to purchase an intangible asset.

*Cash flows from financing activities*

Net cash provided by financing activities was $8.7 million in fiscal 2013. In fiscal 2013, we received a net of $9.0 million from borrowings made under our Credit Facility and received proceeds of $1.9 million from the issuance of common stock under various employee benefit plans, partially offset by $0.9 million paid for employee tax obligations on the vesting of restricted stock units and $1.3 million in payments in relation to our capital leases.

Cash flow provided by financing activities in fiscal 2012 was $22.9 million and primarily consisted of $19.9 million in borrowings from the Credit Facility net of repayments made during the period, $3.9 million of proceeds from issuance of common stock under various employee benefit plans, offset by $0.6 million used to pay taxes on vested and released stock awards and $0.3 million of payments made under various capital lease agreements.

## Contractual Obligations

The following is a summary of our contractual obligations as of June 30, 2013:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| (In thousands) | Total | Less Than 1 Year | 1-3 Years | 3-5 Years | Thereafter |
| Operating lease obligations | $ 17,621 | $ 3,819 | $ 5,411 | $ 5,101 | $ 3,290 |
| Capital lease obligations | 1,819 | 1,442 | 377 | - | - |
| Line of credit | 29,332 | - | - | 29,332 | - |
| Non-cancellable purchase commitments (inventory and software licenses) | 24,047 | 23,149 | 898 | - | - |
| Outstanding letters of credit | 635 | 635 | - | - | - |
| Purchase consideration | 3,577 | 3,577 | - | - | - |
| Total | $ 77,031 | $ 32,622 | $ 6,686 | $ 34,433 | $ 3,760 |

The table above excludes unrecognized tax benefits and related interest and penalties accrual of $0.1 million, as we are unable to reasonably predict the timing of settlement of liabilities related to unrecognized tax benefits. See Note 9 to the Consolidated Financial Statements in Item 8 for a discussion of income taxes.

We contract with independent sources to manufacture our products and purchase components from a variety of suppliers. During the normal course of business, in order to manage future demand for our products and to ensure adequate component supply, we enter into agreements with manufacturers and suppliers which allow us to procure inventory based upon criteria and timing that we define. Certain of these purchase commitments are firm, non-cancelable, and unconditional commitments. In certain instances, these agreements allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed.

## Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements (other than those disclosed above within Contractual Obligations) nor do we have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

## Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the dates of the consolidated financial statements, the disclosure of contingencies as of the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the periods presented. Although we believe that our judgments and estimates are reasonable under the circumstances, actual results may differ from those estimates.

We believe the following to be our critical accounting policies because they are important to the portrayal of our financial condition and results of operations and they require critical management judgments and estimates about matters that are uncertain:

- Revenue recognition;
- Stock-based compensation;
- Goodwill and purchased-intangible assets, and

- Accounting for income taxes

If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected. See "Risk Factors" for certain matters that may affect our future financial condition or results of operations.

***Revenue Recognition***

We derive our revenue from the sale of premise enterprise IP telecommunications systems and ShoreTel Sky hosted services.

When a sales arrangement contains multiple elements, such as hardware and software products and/or services, we allocate revenue to each element based on relative selling prices. The relative selling price is determined using vendor specific objective evidence of fair value (VSOE) when available. When VSOE cannot be established, the Company attempts to determine the third party evidence of selling price (TPE) for the deliverables. TPE is determined based on competitor prices for similar deliverables when sold separately by the competitors. Generally our product offerings differ from those of our competitors and comparable pricing of our competitors is often not available. Therefore, we are typically not able to determine TPE. When we are unable to establish selling price using VSOE or TPE, we use estimated selling prices (ESP) in our allocation of arrangement fees. The ESP for a deliverable is determined as the price at which we would transact if the products or services were sold on a stand-alone basis.

*Premise revenues:*

The sale of IP telecommunication systems include hardware, primarily phones and voice switches, software components and may also include training, installation and post-contractual support for the products. Our business strategy is centered on selling to enterprise customers through channel partners rather than directly. Sales to value-added distributors allows us to leverage our existing distribution infrastructure and sales personnel. In some instances, larger enterprise customers prefer to purchase directly from us. Many of these large account sales are channel partner-assisted and we compensate the channel partner in much the same way as if the channel partner had made the sale directly. The compensation to the channel partner is recorded as an offset to the revenues associated with the direct sale to the enterprise customer.

The typical system includes a combination of IP phones, switches and software applications. For sales transactions made both directly and to resellers revenue is recognized at the time of shipment provided that all the provisions of revenue recognition have been met. For sales to value-added distributors, revenue is initially deferred and is recognized at the time of sale by the distributor to their customer, provided all the provisions of revenue recognition have been met. We refer to this distribution approach as two-tier distribution model and the recognition of revenue at the time of sale by the distributor as the sell through method.

We recognize revenue when persuasive evidence of an arrangement exists, product has shipped or delivery has occurred (depending on when title passes), the sales price is fixed or determinable and free of contingencies and significant uncertainties, and collection is probable. The fee is considered fixed or determinable at the execution of an agreement, based on specific products and quantities to be delivered at specified prices. The agreements with reseller partners generally do not include rights of return or acceptance provisions. Even though substantially all of the contractual agreements do not provide return privileges, there are circumstances for which we will accept a return. We maintain a reserve for such returns based on historical experience with reseller partners. The agreements with our value-added distributors allow for limited rights of return of products generally purchased within the previous 90 days. In addition to such return rights, we generally offer price protection provisions to our distributors when there is a permanent reduction of our sales prices. In such cases, we are obligated to grant the distributor a credit for the difference between the change in the aggregate price of any amounts that have been purchased but unsold by the distributor as of the effective date of such decrease. In addition, certain of our distributors stock phones and switches and purchase licenses only upon sale to a value added reseller or end customer. Revenue is deferred for distributors until the distributor sells the hardware and license to their customer. To the extent that our agreements contain acceptance terms, we recognize revenue upon product acceptance, unless the acceptance provision is deemed to be perfunctory. Payment terms to customers generally range from net 30 to net 60 days. In the event payment terms are extended materially from the Company's standard business practices, the fees are deemed to not be fixed or determinable and revenue is recognized when the payment becomes due. We assess the ability to collect from our customers based on a number of factors, including credit worthiness and past transaction history of the customer. If the customer is not deemed credit worthy, we defer all revenue from the arrangement until payment is received and all other revenue recognition criteria have been met. Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue. Provisions for return allowances and product warranties are recorded at the time revenue is recognized based on our historical experience. The provision for return allowances is recorded as a reduction to revenues on the statement of operations and is included as a reduction to accounts receivable on the balance sheet.

Most of the products and services included in a premise system qualify as separate units of accounting. Many of our products have both software and non-software components that function together to deliver the essential functionality of the integrated system product. We analyze all of our software and non-software products and services and consider the features and functionalities of the individual elements and the stand alone sales of those individual components among other factors, to determine which elements are essential or non-essential to the overall functionality of the integrated system product. We recognize revenue related to installation services and training upon delivery of the service.

Our core software, which we refer to as "essential software," is integrated with hardware and is essential to the functionality of the integrated system product. We also sell additional software which provides increased features and functions, but is not essential to the overall functionality of the integrated system products, which we refer to as "non-essential software." At the initial purchase, the customer generally bundles together the hardware, essential software, non-essential software, as needed, and up to five years of post-contractual support. Thereafter, if the enterprise customer increases end users and functionality, it may add more hardware, both essential and non-essential software components, and related post-contractual support by purchasing them separately.

The revenue for these multiple element arrangements is allocated to the non-essential software deliverables and the non-software deliverables based on the relative selling prices of all of the deliverables in the arrangement using the hierarchy in the new revenue accounting guidance. The non-essential software deliverables included in a multiple element arrangement are subject to the industry specific software revenue recognition guidance. As we have not been able to obtain VSOE for all of the non-essential software deliverables in the arrangement, revenue allocated to the delivered non-essential software elements is recognized using the residual method in accordance with industry specific software revenue recognition guidance. Under the residual method, the amount of revenue recognized for the delivered non-essential software elements equaled the total allocated consideration less the VSOE of any undelivered elements bundled with such non-essential software elements.

We have been able to establish VSOE for our professional and post contractual support services mainly based on the volume and the pricing of the stand-alone sales for these services within a narrow range. We establish our ESP for products by considering factors including, but not limited to, geographies, customer segments and pricing practices. The determination of ESP is made through consultation with and formal approval by our management. We regularly review VSOE, TPE and ESP and maintain internal controls over the establishment and updates of these estimates.

We have arrangements with our channel partners under which we reimburse them for cooperative marketing costs meeting specified criteria. The reimbursements are limited to 50% of the actual costs charged to the channel partners by third-party vendors for advertising, trade show activities and other related sales and marketing activities for which we receive an identifiable benefit (goods and services that we could have purchased directly from third-party vendors), subject to a limit of the total cooperative marketing allowance earned by each channel partner. We record the reimbursements to the channel partners meeting such specified criteria within sales and marketing expenses on the consolidated statements of operations, and maintain estimated accruals and allowances for these programs.

*Hosted revenues:*

Our hosted services and solutions consist primarily of our proprietary hosted VoIP Unified Communications system as well as other services such as foreign and domestic calling plans, certain UC applications, Internet service provisioning, training and other professional services. Additionally, we offer our customers the ability to purchase phone systems from us directly or rent such systems as part of their service agreements. Customers are not required to purchase phones from us directly as they can independently purchase such equipment. Our customers typically enter into a 12 month service agreement whereby they are billed for such services on a monthly basis.

Monthly recurring hosted services are recognized in the period when the service is delivered. The installation fees are recognized based on customer contractual period or on a straight-line basis over the estimated customer life.

We bill most of the monthly recurring hosted service revenue a month in advance. Any amounts billed and collected, but for which the service is not yet delivered, are included in deferred revenue. These amounts are recognized as revenues only when the service is delivered.

We maintain a reserve for credits provided to customers for outages, quality issues, billing disputes or changes in the service levels that are included in the amounts that were billed in advance. The reserve for such credits is based on historical experiences and trends. We also maintain a reserve for amounts that are deemed as uncollectible.

***Stock-Based Compensation***

We measure all share-based payments to employees based on the grant date fair value of the awards and recognize these amounts in our consolidated statement of operations over the period during which the employee is required to perform services in exchange for the award (generally over the vesting period of the award). We amortize the fair value of share-based payments on a straight-line basis. Income tax benefits realized upon exercise or vesting of an award in excess of that previously recognized in earnings are presented in the consolidated statements of cash flows as a financing activity.

Stock-based compensation expense recognized in the consolidated statements of operations has been reduced for forfeitures since it is based on awards ultimately expected to vest. If factors change and we employ different assumptions in the application of our option-pricing model in future periods or if we experience different forfeiture rates, the compensation expense that is derived may differ significantly from what we have recorded in the current year.

***Goodwill and Purchased-Intangible Assets***

Goodwill is tested for impairment on an annual basis on June 30th and, when specific circumstances dictate, between annual tests. When impaired, the carrying value of goodwill is written down to fair value. The goodwill impairment test involves a two-step process. The first step, identifying a potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step would need to be conducted; otherwise, no further steps are necessary as no potential impairment exists. The second step, measuring the impairment loss, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. Any excess of the reporting unit goodwill carrying value over the respective implied fair value is recognized as an impairment loss. There was no impairment of goodwill identified in fiscal 2013, 2012, or 2011. The fair value of the premise and hosted reporting units was significantly in excess of the carrying value, which includes goodwill.

Purchased-intangible assets are amortized on a straight-line basis over the periods of benefit, ranging from two to eight years. We perform a review of purchased-intangible assets whenever events or changes in circumstances indicate that the useful life is shorter than we had originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances exist, we assess the recoverability of purchased-intangible assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets. If the useful life of the asset is shorter than originally estimated, we accelerate the rate of amortization and amortize the remaining carrying value over the new shorter useful life. There was no impairment of purchased-intangible assets identified in fiscal 2013, 2012, or 2011.

***Accounting for Income Taxes***

We account for income taxes using the asset and liability method of accounting for income taxes. Deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefit of which future realization is uncertain.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of deferred tax assets will not be realized. The realization of deferred tax assets is based on several factors, including our past earnings and the scheduling of deferred taxes and projected income from operating activities. During fiscal 2013 the Company recorded a $0.1 million valuation allowance increase against deferred tax assets associated with the M5 acquisition compared to the release of $1.3 million of valuation allowance against deferred tax assets associated with the M5 acquisition during fiscal 2012. The valuation allowance release of $1.3 million associated with the M5 acquisition was based on our judgment that the amortization of the acquired identifiable intangible property upon which a deferred tax liability was established will provide sufficient future taxable income to enable a partial realization of our deferred tax assets. Except for the aforementioned net valuation allowance release, as of June 30, 2013, we do not believe it is more likely than not that the deferred tax assets relating to U.S. federal and state operations are realizable. We intend to maintain the valuation allowance until sufficient positive evidence exists to support reversal of some or all of the valuation allowance. Our income tax benefit recorded in the future will be reduced or increased in the event changes to the valuation allowance are required.

We had federal net operating loss carryforwards of approximately $102.5 million as of June 30, 2013, which expire at various dates between 2023 and 2033. These net operating loss carryforwards include the effects of a favorable tax ruling determined under Section 382 by the Internal Revenue Service in March 2010 as well as federal net operating loss carryforwards available from the Agito and M5 acquisitions. We have not completed Section 382 studies for net operating losses incurred in the years subsequent to July 2007. Upon the completion of these studies, the amount of net operating losses available for utilization may be limited.

**Recent Accounting Pronouncements**

Refer to Note 1 to the Consolidated Financial Statements in Item 8 for a discussion of the expected impact of recently issued accounting pronouncements.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

### Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes. In the normal course of our business, we are exposed to foreign currency exchange rate risk inherent in conducting business globally in foreign currencies. We are primarily exposed to foreign currency fluctuations related to collections from accounts receivable balances and cash in banks that are denominated in Australian dollar, British pound and the Euro. During the years ended June 30, 2013 and 2012, we used derivative instruments to reduce the volatility of earnings associated with changes in foreign currency exchange rates. No such contracts were outstanding as of June 30, 2013. We used foreign exchange forward contracts to mitigate the gains and losses generated from the re-measurement of certain foreign monetary assets and liabilities, primarily including cash balances, third party accounts receivable and intercompany transactions recorded on the balance sheet. These derivatives are not designated and do not qualify as hedge instruments. Accordingly, changes in the fair value of these instruments are recognized in other income and expenses during the period of change. As of June 30, 2013, a 10% change in the applicable foreign exchange rates would result in an approximately $0.7 million increase or decrease in our pretax earnings.

In addition, we currently hold our investment portfolio in accounts with three financial firms. While we do not invest our cash in obligations of these firms, if these firms were to experience financial or other regulatory difficulties, it might be difficult for us to access our investments in a timely manner.

### Interest Rate Risk

Our exposure to the interest rate risk due to changes in the general level of United States interest rates is due to both our cash equivalents and short term investments and our indebtedness. We maintain an investment portfolio of various holdings, types, and maturities. These securities are generally classified as available for sale and consequently, are recorded on the balance sheet at fair value with unrealized gains and losses reported as a separate component of accumulated other comprehensive income (loss). At any time, a sharp rise in interest rates could have a material adverse impact on the fair value of our investment portfolio. Conversely, declines in interest rates could have a material positive impact on interest earnings for our portfolio. The following table presents the hypothetical change in fair values in the financial instruments we held at June 30, 2013 that are sensitive to changes in interest rates. The modeling technique used measures the change in fair values arising from selected potential changes in interest rates on our investment portfolio, which had a fair value of $13.8 million at June 30, 2013. Market changes reflect immediate hypothetical parallel shifts in the yield curve of plus or minus 100, 50 and 25 basis points.

| | Decrease in interest rates | | | Increase in interest rates | | |
|---|---|---|---|---|---|---|
| **(in thousands)** | **-100 BPS** | **-50 BPS** | **-25 BPS** | **25 BPS** | **50 BPS** | **100 BPS** |
| Total fair market value....... | $ 13,838 | $ 13,810 | $ 13,796 | $ 13,768 | $ 13,753 | $ 13,725 |
| Percentage change in fair market value.............. | 0.4% | 0.2% | 0.1% | -0.1% | -0.2% | -0.4% |

We are exposed to changes in interest rates as a result of our borrowings under our Credit Facility. As of June 30, 2013, the weighted-average annualized interest rate on the borrowing was 2.5%. Based on outstanding principal indebtedness of $29.3 million as of June 30, 2013, if market rates change by 0.5% from the current interest rate, our annual interest expense would increase or decrease by approximately $0.1 million.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### SHORETEL, INC. AND SUBSIDIARIES
### INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


| | Page |
|---|---|
| Report of Independent Registered Public Accounting Firm | 65 |
| Consolidated Balance Sheets | 66 |
| Consolidated Statements of Operations | 67 |
| Consolidated Statements of Comprehensive Income (Loss) | 68 |
| Consolidated Statements of Stockholders' Equity | 69 |
| Consolidated Statements of Cash Flows | 70 |
| Notes to Consolidated Financial Statements | 71 |

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
ShoreTel, Inc.
Sunnyvale, California

We have audited the accompanying consolidated balance sheets of ShoreTel, Inc. and subsidiaries (the "Company") as of June 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ShoreTel, Inc. and subsidiaries as of June 30, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 12, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

*/s/ DELOITTE & TOUCHE LLP*

San Jose, California

September 12, 2013

## SHORETEL, INC. AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS
**(Amounts in thousands, except per share amounts)**

| | June 30, 2013 | June 30, 2012 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 43,775 | $ 37,120 |
| Short-term investments | 7,501 | 18,375 |
| Accounts receivable, net of allowances of $639 and $774 as of June 30, 2013 and 2012, respectively | 37,118 | 34,198 |
| Inventories | 18,891 | 20,212 |
| Indemnification asset | 6,277 | 6,570 |
| Prepaid expenses and other current assets | 6,417 | 5,275 |
| Total current assets | 119,979 | 121,750 |
| Property and equipment – net | 15,625 | 10,495 |
| Goodwill | 122,750 | 122,665 |
| Intangible assets | 38,138 | 45,304 |
| Other assets | 3,295 | 2,939 |
| Total assets | $ 299,787 | $ 303,153 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 9,790 | $ 9,697 |
| Accrued liabilities and other | 17,766 | 16,134 |
| Accrued employee compensation | 13,159 | 12,151 |
| Accrued taxes and surcharges | 11,312 | 7,852 |
| Purchase consideration | 3,577 | 9,398 |
| Deferred revenue | 39,692 | 35,829 |
| Total current liabilities | 95,296 | 91,061 |
| Line of credit, net of debt issuance costs | 29,004 | 19,946 |
| Long-term deferred revenue | 15,294 | 13,683 |
| Long-term purchase consideration | - | 3,305 |
| Other long-term liabilities | 4,053 | 4,926 |
| Total liabilities | 143,647 | 132,921 |
| Commitments and conting | | |
| Stockholders' equity: | | |
| Preferred stock, par value $.001 per share, authorized 5,000 shares; none issued and outstanding | - | - |
| Common stock and additional paid-in capital, par value $.001 per share, authorized 500,000; issued and outstanding, 59,168 and 58,057 shares as of June 30, 2013 and 2012, respectively | 322,260 | 310,646 |
| Accumulated other comprehensive income (loss) | (2) | 2 |
| Accumulated deficit | (166,118) | (140,416) |
| Total stockholders' equity | 156,140 | 170,232 |
| Total liabilities and stockholders' equity | $ 299,787 | $ 303,153 |

See notes to consolidated financial statements

## SHORETEL, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| | (Amounts in thousands, except per share amounts) | | |
| Revenue: | | | |
| Product | $ 186,190 | $ 182,009 | $ 159,693 |
| Hosted and related services | 70,277 | 15,547 | - |
| Support and services | 57,076 | 49,076 | 40,419 |
| Total revenue | 313,543 | 246,632 | 200,112 |
| Cost of revenue: | | | |
| Product | 63,941 | 61,884 | 52,957 |
| Hosted and related services | 44,526 | 9,804 | - |
| Support and services | 16,624 | 16,465 | 13,688 |
| Total cost of revenue | 125,091 | 88,153 | 66,645 |
| Gross profit | 188,452 | 158,479 | 133,467 |
| Operating expenses: | | | |
| Research and development | 52,992 | 51,909 | 45,548 |
| Sales and marketing | 120,222 | 94,797 | 74,859 |
| General and administrative | 38,102 | 27,468 | 24,890 |
| Acquisition-related costs | - | 4,524 | 340 |
| Total operating expenses | 211,316 | 178,698 | 145,637 |
| Loss from operations | (22,864) | (20,219) | (12,170) |
| Other income (expense): | | | |
| Interest income | 140 | 237 | 625 |
| Interest expense | (1,722) | (560) | (127) |
| Other income (expense), net | (830) | (1,142) | 142 |
| Total other income (expense) | (2,412) | (1,465) | 640 |
| Loss before provision for (benefit from) income tax | (25,276) | (21,684) | (11,530) |
| Provision for (benefit from) income taxes | 426 | (947) | (67) |
| Net loss | $ (25,702) | $ (20,737) | $ (11,463) |
| Net loss per common share, basic and diluted | $ (0.44) | $ (0.41) | $ (0.25) |
| Shares used in computing net loss per common share, basic and diluted | 58,633 | 50,591 | 46,177 |

See notes to consolidated financial statements

## SHORETEL, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| | | (In thousands) | |
| Net loss | $ (25,702) | $ (20,737) | $ (11,463) |
| Other comprehensive loss, net of tax: | | | |
| Unrealized loss on short-term investments | (4) | (38) | (151) |
| Other comprehensive loss | (4) | (38) | (151) |
| Comprehensive loss | $ (25,706) | $ (20,775) | $ (11,614) |

See notes to consolidated financial statements

## SHORETEL, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

| | Common Stock and Additional Paid-In-Capital | | Accumulated Other Comprehensive Income (Loss) | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| | (Amounts in thousands) | | | | |
| BALANCE - June 30, 2010 | 45,370 | $ 222,491 | $ 191 | $ (108,216) | $ 114,466 |
| Common stock issued under stock-based compensation plans, net of taxes | 2,085 | 7,393 | | | 7,393 |
| Stock-based compensation expense | | 11,179 | | | 11,179 |
| Unrealized loss on short term investments, net | | | (151) | | (151) |
| Net loss | | | | (11,463) | (11,463) |
| BALANCE - June 30, 2011 | 47,455 | 241,063 | 40 | (119,679) | 121,424 |
| Common stock issued under stock-based compensation plans, net of taxes | 1,102 | 3,265 | | | 3,265 |
| Stock-based compensation expense | | 12,643 | | | 12,643 |
| Issuance of common shares as consideration in the acquisition of M5 Networks, Inc. | 9,500 | 53,675 | | | 53,675 |
| Unrealized loss on short term investments, net | | | (38) | | (38) |
| Net loss | | | | (20,737) | (20,737) |
| BALANCE - June 30, 2012 | 58,057 | 310,646 | 2 | (140,416) | 170,232 |
| Common stock issued under stock-based compensation plans, net of taxes | 1,111 | 1,009 | | | 1,009 |
| Stock-based compensation expense | | 10,605 | | | 10,605 |
| Unrealized loss on short term investments, net | | | (4) | | (4) |
| Net loss | | | | (25,702) | (25,702) |
| BALANCE - June 30, 2013 | 59,168 | $ 322,260 | $ (2) | $ (166,118) | $ 156,140 |

See notes to consolidated financial statements

## SHORETEL, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| | | (In thousands) | |
| **Cash flows from operating activities:** | | | |
| Net loss | $ (25,702) | $ (20,737) | $ (11,463) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | | |
| Depreciation and amortization | 15,816 | 8,998 | 4,664 |
| Amortization of premium on investments | 191 | 236 | 610 |
| Stock-based compensation expense | 10,605 | 12,643 | 11,179 |
| Loss on disposal of property and equipment and other assets | 95 | 27 | 97 |
| Release of deferred tax valuation allowance | - | (1,280) | - |
| Provision for doubtful accounts receivable | 140 | 140 | - |
| Change in fair value of purchase consideration | 874 | 203 | - |
| Changes in assets and liabilities, net of the effect of acquisitions: | | | |
| Accounts receivable | (3,060) | 2,216 | (9,156) |
| Inventories | 1,557 | (1,071) | (8,701) |
| Indemnification asset | 293 | (6,570) | - |
| Prepaid expenses and other current assets | (942) | (1,185) | 4,299 |
| Other assets | (356) | (1,050) | 520 |
| Accounts payable | 307 | 1,307 | (1,333) |
| Accrued liabilities and other | 1,371 | (1,833) | (929) |
| Accrued employee compensation | 1,008 | 1,129 | 2,654 |
| Accrued taxes and surcharges | 3,460 | 6,570 | - |
| Purchase consideration | (868) | - | - |
| Deferred revenue | 5,474 | 10,572 | 8,869 |
| Net cash provided by operating activities | 10,263 | 10,315 | 1,310 |
| **Cash flows from investing activities:** | | | |
| Purchases of property and equipment | (11,541) | (4,228) | (5,883) |
| Purchases of investments | (11,210) | (40,500) | (3,136) |
| Proceeds from sale/maturities of investments | 21,889 | 37,908 | 33,694 |
| Purchase of software licenses, patents and other intangible assets | (2,321) | (550) | (770) |
| Proceeds from sale of property and equipment | - | - | 36 |
| Business acquisitions, net of cash acquired | - | (78,435) | (11,375) |
| Payments of purchase consideration associated with acquistions | (9,132) | - | - |
| Net cash provided by (used in) investing activities | (12,315) | (85,805) | 12,566 |
| **Cash flows from financing activities:** | | | |
| Proceeds from issuance of common stock | 1,901 | 3,855 | 7,915 |
| Taxes paid on vested and released stock awards | (892) | (590) | (522) |
| Borrowings from line of credit | 25,982 | 25,332 | - |
| Payments made under the line of credit | (17,008) | (5,000) | - |
| Payments made under capital leases | (1,276) | (276) | |
| Debt issuance costs | - | (406) | - |
| Net cash provided by financing activities | 8,707 | 22,915 | 7,393 |
| Net increase (decrease) in cash and cash equivalents | 6,655 | (52,575) | 21,269 |
| Cash and cash equivalents at beginning of year | 37,120 | 89,695 | 68,426 |
| Cash and cash equivalents at end of year | $ 43,775 | $ 37,120 | $ 89,695 |
| **Supplemental cash flow disclosure:** | | | |
| Cash paid for interest | $ 949 | $ 360 | $ 139 |
| Cash paid (refunds received) for income taxes | $ 283 | $ 329 | $ (2,105) |
| **Noncash financing and investing activities:** | | | |
| Fair value of contingent consideration payable to M5 Networks, Inc. | $ - | $ 12,500 | $ - |
| Shares issued as consideration in the acquisition of M5 Networks, Inc. | $ - | $ 53,675 | $ - |
| Property and equipment acquired on capital lease | $ 379 | $ 13 | $ - |
| Unpaid portion of property and equipment purchases included in period-end accounts payable | $ 20 | $ 234 | $ 191 |

See notes to consolidated financial statements

## SHORETEL, INC. AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

*The Company* - ShoreTel, Inc. was incorporated in California on September 17, 1996 and reincorporated in Delaware on June 22, 2007. ShoreTel, Inc. and its subsidiaries (referred herein as "the Company") is a leading provider of pure Internet Protocol (IP), Unified Communications (UC) systems for enterprises while offering both premise-based and hosted business solutions. The Company's premise systems are based on its distributed software architecture and switch-based hardware platform which enable multi-site enterprises to be served by a single telecommunications system. The Company's premise systems enable a single point of management, easy installation and a high degree of scalability and reliability, and provide end users with a consistent, full suite of features across the enterprise, regardless of location. As a result, management believes that the Company's systems enable enhanced end user productivity and provide lower total cost of ownership and higher customer satisfaction than alternative systems. The Company also offers a hosted solution based on the Company's proprietary unified communication platform. The hosted solution offers a secure and managed business communications solution to enterprises with no required capital investment. The Company's hosted architecture offers are a wide variety of applications and services which provides a full user experience along with the capability to scale usage based on a customer's evolving needs.

*Fiscal Year End* - The Company operates on a fiscal year ending June 30.

*Principles of Consolidation* - The accompanying consolidated financial statements include the accounts of the Company's wholly owned subsidiaries located worldwide. All transactions and balances between the parent and the subsidiaries have been eliminated in consolidation.

*Reclassifications* - Accrued taxes and surcharges at June 30, 2012 have been reclassified from accrued liabilities and other to a separate line item in the consolidated balance sheets, to conform to the presentation at June 30, 2013.

In connection with the M5 Networks, Inc. (M5) acquisition, the consolidated balance sheet at June 30, 2012 has been recast to include retrospective purchase accounting adjustments. These adjustments were retrospectively applied to the March 23, 2012 acquisition date balance sheet. These adjustments pertain to measurement period adjustments during the nine months ended March 31, 2013, which coincides with the one year anniversary date of the acquisition, based on the valuation of assets acquired and liabilities assumed in the M5 acquisition. The effect on the consolidated balance sheet at June 30, 2012, as a result of the recast, is an increase in indemnification asset of $6.6 million, a decrease to property and equipment of $2.3 million, an increase to goodwill of $2.5 million, an increase to other assets of $1.0 million, a decrease in accounts payable of $50,000, an increase in accrued liabilities and other of $0.3 million, an increase of accrued taxes and surcharges of $6.6 million and an increase to other long-term liabilities of $0.9 million. The effect on the consolidated statement of cash flow for the year ended June 30, 2012, as a result of the recast, is an increase in the indemnification asset of $6.6 million and an increase in accrued taxes and surcharges of $6.6 million.

*Use of Estimates* - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. The use of estimates are included in certain areas including revenue recognition, allowance for doubtful accounts, stock-based compensation, inventory and other assets valuation, accrued taxes and surcharges, accounting for income taxes and accounting for goodwill and purchased intangible assets. Actual results could differ from those estimates.

*Concentration of Credit Risk* - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, short-term investments and accounts receivable. As of June 30, 2013, substantially all of the Company's cash and cash equivalents and short-term investments were managed by multiple financial institutions. Accounts receivable are typically unsecured and are derived from revenue earned from customers. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. At June 30, 2013 and June 30, 2012 one value-added distributor accounted for 27% and 22% of the total accounts receivable, respectively.

*Fair Value of Financial Instruments* - The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, approximate their respective fair market values due to the short maturities of these financial instruments. Refer to Note 6 to the Consolidated Financial Statements for discussion of the methods used to determine the fair value of short-term investments. Refer to Note 7 to the Consolidated Financial Statements for discussion of the methods used to determine the fair value of the line of credit.

*Cash and Cash Equivalents* - The Company considers all highly liquid investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents. The Company's cash and cash equivalents are maintained with various financial institutions.

*Investments* - The Company's short-term investments are comprised of U.S. Government agency securities, corporate notes and commercial paper. These investments are held in the custody of three major financial institutions. The specific identification method is used to determine the cost basis of disposed fixed income securities. At June 30, 2013 and 2012, the Company's investments were classified as available-for-sale. These investments are recorded in the Consolidated Balance Sheets at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss), net of tax.

The Company recognizes an impairment charge when a decline in the fair value of its investments is considered to be other-than-temporary. An impairment is considered other-than-temporary if (i) the Company has the intent to sell the security, (ii) it is more likely than not that the Company will be required to sell the security before recovery of its entire amortized cost basis, or (iii) the Company does not expect to recover the entire amortized cost of the security. If an impairment is considered other-than-temporary based on (i) or (ii) described above, the entire difference between the amortized cost and the fair value of the security is recognized in earnings. If an impairment is considered other-than-temporary based on condition (iii), the amount representing credit losses, defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the debt security, will be recognized in earnings and the amount relating to all other factors will be recognized in other comprehensive income (OCI). In estimating the amount and timing of cash flows expected to be collected, the Company considers all available information including past events, current conditions, the remaining payment terms of the security, the financial condition of the issuer, expected defaults, and the value of underlying collateral.

*Allowance for Doubtful Accounts* - The Company records an allowance for doubtful accounts based upon its assessment of various factors. The Company considers historical experience, the age of the accounts receivable balances, the credit quality of its customers, current economic conditions and other factors that may affect customers' ability to pay to determine the level of allowance required.

The change in allowance for doubtful accounts is summarized as follows (in thousands):

| | June 30, | | |
|---|---|---|---|
| | **2013** | **2012** | **2011** |
| Allowance for doubtful accounts – beginning | $ 774 | $ 737 | $ 876 |
| Current period provision | 140 | 140 | - |
| Write-offs charged to allowance, net of recoveries | (275) | (103) | (139) |
| Allowance for doubtful accounts – ending | $ 639 | $ 774 | $ 737 |

*Inventories* - Inventories, which consist principally of raw materials, finished goods and inventories held by distributors are stated at the lower of cost or market, with cost being determined under a standard cost method that approximates first-in, first-out.

*Property and Equipment* - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from two to five years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the asset or the lease term.

*Business Combinations* – The Company recognizes identifiable assets acquired and liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, the Company's estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill to the extent the Company identifies adjustments to the preliminary purchase price allocation. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

*Goodwill and Purchased-Intangible Assets* - Goodwill is tested for impairment on an annual basis on June 30th and, when specific circumstances dictate, between annual tests. When impaired, the carrying value of goodwill is written down to fair value. The Company has two reporting units: premise segment and hosted segment. The goodwill impairment test involves a two-step process. The first step, identifying a potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step would need to be conducted; otherwise, no further steps are necessary as no potential impairment exists. The second step, measuring the impairment loss, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. Any excess of the reporting unit goodwill carrying value over the respective implied fair value is recognized as an impairment loss. There was no impairment of goodwill identified in the fiscal years ended June 30, 2013, 2012 and 2011.

Purchased-intangible assets are amortized on a straight-line basis over the periods of benefit, ranging from two to eight years. The Company performs a review of purchased-intangible assets whenever events or changes in circumstances indicate that the useful life is shorter than it had originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances exist, the Company assesses the recoverability of purchased-intangible assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets. If the useful life of the asset is shorter than originally estimated, the Company accelerates the rate of amortization and amortizes the remaining carrying value over the new shorter useful life. There was no impairment of purchased-intangible assets identified in the fiscal years ended June 30, 2013, 2012 and 2011.

*Long-Lived Assets* - The Company evaluates the carrying value of long-lived assets to be held and used including intangible assets, when events or circumstances warrant such a review. The carrying value of a long-lived asset to be held and used is considered impaired when the anticipated separately identifiable undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, an impairment loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

*Revenue Recognition* - The Company derives its revenue from the sale of premise-based enterprise IP telecommunications systems and hosted services.

When a sales arrangement contains multiple elements, such as hardware and software products and/or services, we allocate revenue to each element based on relative selling prices. The relative selling price is determined using vendor specific objective evidence of fair value (VSOE) when available. When VSOE cannot be established, the Company attempts to determine the third party evidence of selling price (TPE) for the deliverables. TPE is determined based on competitor prices for similar deliverables when sold separately by the competitors. Generally our product offerings differ from those of our competitors and comparable pricing of our competitors is often not available. Therefore, we are typically not able to determine TPE. When we are unable to establish selling price using VSOE or TPE, we use estimated selling prices (ESP) in our allocation of arrangement fees. The ESP for a deliverable is determined as the price at which we would transact if the products or services were sold on a stand-alone basis.

*Premise revenues:*

The sale of IP telecommunication systems include hardware, primarily phones and voice switches, software components and may also include training, installation and post-contractual support for the products. The Company's business strategy is centered on selling to enterprise customers through channel partners rather than directly. Channel partners include resellers as well as value-added distributors who in turn sell to the resellers. Sales to value-added distributors allow the Company to leverage its existing distribution infrastructure and sales personnel. In some instances, larger enterprise customers prefer to purchase directly from the Company. Many of these large account sales are channel partner-assisted and the Company compensates the channel partner in much the same way as if the channel partner had made the sale directly. The compensation to the channel partner is recorded as an offset to the revenues associated with the direct sale to the enterprise customer.

The typical system includes a combination of IP phones, switches and UC software applications. For sales transactions made both direct and to resellers revenue is recognized at the time of shipment provided that all the provisions of revenue recognition have been met. For sales to value-added distributors, revenue is initially deferred and is recognized at the time of sale by the distributor to their customer, provided all the provisions of revenue recognition have been met. The Company refers to this distribution approach as its two-tier distribution model and the recognition of revenue at the time of sale by the distributor as the sell through method.

The Company recognizes revenue when persuasive evidence of an arrangement exists, product has shipped or delivery has occurred (depending on when title passes), the sales price is fixed or determinable and free of contingencies and significant uncertainties, and collection is probable. The fee is considered fixed or determinable at the execution of an agreement, based on specific products and quantities to be delivered at specified prices. The agreements with reseller partners generally do not include rights of return or acceptance provisions. Even though substantially all of the contractual agreements do not provide return privileges, there are circumstances for which the Company will accept a return. The Company maintains a reserve for such returns based on historical experience with reseller partners. The agreements with the Company's value-added distributors allow for limited rights of return of products generally purchased within the previous 90 days. In addition to such return rights, the Company generally offers price protection provisions to its distributors when there is a permanent reduction of its sales prices. In such cases, the Company is obligated to grant the distributor a credit for the difference between the change in the aggregate price of any amounts that have been purchased but unsold by the distributor as of the effective date of such decrease. In addition, certain of the Company's distributors stock phones and switches and purchase licenses only upon sale to a value added reseller or end customer. Revenue is deferred for distributors until the distributor sells the hardware and license to their customer. To the extent that the Company's agreements contain acceptance terms, the Company recognizes revenue upon product acceptance, unless the acceptance provision is deemed to be perfunctory. Payment terms to customers generally range from net 30 to net 60 days. In the event payment terms are extended materially from the Company's standard business practices, the fees are deemed to not be fixed or determinable and revenue is recognized when the payment becomes due. The Company assesses the ability to collect from its customers based on a number of factors, including credit worthiness and past transaction history of the customer. If the customer is not deemed credit worthy, the Company defers all revenue from the arrangement until payment is received and all other revenue recognition criteria have been met. Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue. Provisions for return allowances are recorded at the time revenue is recognized based on the Company's historical experience. The provision for return allowances is recorded as a reduction to revenues on the statement of operations and is included as a reduction to accounts receivable on the balance sheet.

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from the Company's transactions and are recognized as the revenue recognition criteria are met. Nearly all of the Company's premise system sales include the purchase of post-contractual support contracts with terms of up to five years, and the renewal rates on these contracts have been high historically. The Company's recognizes support revenue on a ratable basis over the term of the support contract. Since the Company receives payment for support in advance of recognizing the related revenue, the Company carries a deferred revenue balance on the consolidated balance sheet.

Most of the products and services included in a premise-based system qualify as separate units of accounting. Many of the Company's products have both software and non-software components that function together to deliver the essential functionality of the integrated system product. The Company analyzes all of its software and non-software products and services and considers the features and functionalities of the individual elements and the stand alone sales of those individual components among other factors, to determine which elements are essential or non-essential to the overall functionality of the integrated system product. The Company recognizes revenue related to installation services and training upon delivery of the service.

The Company's core software, which we refer to as "essential software," is integrated with hardware and is essential to the functionality of the integrated system product. The Company also sells additional software which provides increased features and functions, but is not essential to the overall functionality of the integrated system products, which we refer to as "non-essential software." At the initial purchase, the customer generally bundles together the hardware, essential software, non-essential software, as needed, and up to five years of post-contractual support. Thereafter, if the enterprise customer increases end users and functionality, it may add more hardware, both essential and non-essential software components, and related post-contractual support by purchasing them separately.

The revenue for these multiple element arrangements is allocated to the non-essential software deliverables and the non-software deliverables based on the relative selling prices of all of the deliverables in the arrangement using the hierarchy in the accounting guidance. The non-essential software deliverables included in a multiple element arrangement are subject to the industry specific software revenue recognition guidance. As the Company has not been able to obtain VSOE for all of the non-essential software deliverables in the arrangement, revenue allocated to the delivered non-essential software elements is recognized using the residual method in accordance with industry specific software revenue recognition guidance. Under the residual method, the amount of revenue recognized for the delivered non-essential software elements equaled the total allocated consideration less the VSOE of any undelivered elements bundled with such non-essential software elements.

The Company has been able to establish VSOE for its professional and post contractual support services mainly based on the volume and the pricing of the stand-alone sales for these services within a narrow range. The Company establishes its ESP for products by considering factors including, but not limited to, geographies, customer segments and pricing practices. The determination of ESP is made through consultation with and formal approval by the Company's management. The Company regularly reviews VSOE, TPE and ESP and maintains internal controls over the establishment and updates of these estimates.

*Hosted revenues:*

The Company's hosted services and solutions consist primarily of our proprietary hosted voice over Internet Protocol (VoIP) UC system as well as other services such as foreign and domestic calling plans, certain UC applications, internet service provisioning, training and other professional services. Additionally, the Company offers their customers the ability to purchase phone systems from them directly or rent such systems as part of their service agreements. The customers are not required to purchase phones from the Company directly as they can independently purchase such equipment. Customers typically enter into a 12 month service agreement whereby they are billed for such services on a monthly basis.

Monthly recurring hosted services are recognized on a straight line basis in the period when the service is delivered. The installation fees are recognized based on customer contractual period or on a straight-line basis over the estimated customer life.

The Company bills most of the monthly recurring hosted service revenue a month in advance. Any amounts billed and collected, but for which the service is not yet delivered, are included in deferred revenue. These amounts are recognized as revenues only when the service is delivered.

The Company maintains a reserve for credits provided to customers for outages, quality issues, billing disputes or changes in the service levels that are included in the amounts that were billed in advance. The reserve for such credits is based on historical experiences and trends. The Company also maintains a reserve for amounts that are deemed as uncollectible.

*Warranties* - The majority of the Company's products are covered by a one-year limited manufacturer's warranty. Estimated contractual warranty obligations are recorded when related sales are recognized based on historical experience. The determination of such provision requires the Company to make estimates of product return rates and expected costs to repair or replace the product under warranty. If actual costs differ significantly from these estimates, additional amounts are recorded when such costs are probable and can be reasonably estimated. The provisions for product warranties are recorded within cost of goods sold on the statement of operations and included within accrued liabilities and other on the balance sheet and are insignificant for fiscal 2013 and 2012.

*Cooperative marketing costs* – The Company has arrangements with its channel partners under which the Company reimburses them for cooperative marketing costs meeting specified criteria. The reimbursements are limited to 50% of the actual costs charged to the channel partners by third-party vendors for advertising, trade show activities and other related sales and marketing activities for which the Company receives an identifiable benefit (goods and services that the Company could have purchased directly from third-party vendors), subject to a limit of the total cooperative marketing allowance earned by each channel partner. The Company records the reimbursements to the channel partners meeting such specified criteria within sales and marketing expenses on the consolidated statements of operations, and maintains estimated accruals and allowances for these programs.

*Research and Development Costs* – Research and development expenditures, which include software development costs, are expensed as incurred. Software development costs incurred subsequent to the time a product's technological feasibility has been established through the time the product is available for general release to customers are subject to capitalization.

*Income Taxes* – The Company utilizes the asset and liability method of accounting for income taxes. Deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefit of which future realization is uncertain. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to uncertain tax positions, if applicable, are recognized in the income tax provision.

*Stock-Based Compensation* – The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The Company has a stock-based employee compensation plan (Option Plan). Generally, stock options granted to employees vest ratably over four years from the date of grant, and restricted stock units issued under the 2007 Plan generally vest at 25% one year or 50% two years from the grant date and 1/48 each month thereafter, and have a term of ten years.

The following table shows total stock-based compensation expense included in the accompanying Consolidated Statements of Operations for the years ended June 30, 2013, 2012 and 2011 (in thousands):

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Cost of product revenue | $ 110 | $ 132 | $ 123 |
| Cost of hosted and related services revenue | 188 | 37 | - |
| Cost of support and services revenue | 760 | 836 | 678 |
| Research and development | 2,789 | 3,614 | 3,497 |
| Sales and marketing | 2,921 | 4,031 | 3,140 |
| General and administrative | 3,837 | 3,993 | 3,741 |
| Total stock-based compensation expense | $ 10,605 | $ 12,643 | $ 11,179 |

*Foreign Currency Translation* – The Company's foreign operations are subject to exchange rate fluctuations and foreign currency transaction costs, however, the majority of sales transactions are denominated in U.S. dollars. The functional currency of the subsidiaries is the U.S. dollar. Foreign currency denominated sales, costs and expenses are recorded at the average exchange rates during the year. Gains or losses resulting from foreign currency transactions are included in the consolidated statements of operations within other income (expense), net.

*Accumulated Other Comprehensive Income (Loss)* – Accumulated other comprehensive income (loss) only includes unrealized gains and losses on the Company's available-for-sale securities.

***Recent Accounting Pronouncements***

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update (ASU) No. 2011-11, *Balance Sheet (Topic 210) - Disclosures about Offsetting Assets and Liabilities (ASU 2011-11)*, that requires an entity to disclose additional information about offsetting and related arrangements to enable users of the financial statements to understand the effect of those arrangements on the financial position. ASU 2011-11 will be effective for the Company beginning July 1, 2013. The adoption of ASU 2011-11 may impact future disclosures but will not impact the Company's consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-8, *Intangibles - Goodwill and Other (Topic 350) - Testing Goodwill for Impairment (ASU 2011-8)*, which provides guidance on testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that this is the case, it is required to perform the currently prescribed two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). If an entity determines that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. The new guidance was effective for the Company beginning July 1, 2012. The adoption of ASU 2011-8 did not have an impact on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-5, *Comprehensive Income (Topic 220) - Presentation of Comprehensive Income*, which requires companies to present the total of comprehensive income (loss), the components of net income (loss), and the components of other comprehensive income (loss) either as a single continuous statement of comprehensive income (loss) or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income (loss) as part of the statement of changes in stockholders' equity. In December 2011, the FASB deferred the effective date of the specific requirement to present items that are reclassified out of accumulated other comprehensive income (loss) to net income (loss) alongside their respective components of net income (loss) and other comprehensive income (loss). The Company has adopted the disclosure provisions on a retrospective basis, except for the provision deferred. This adoption did not have an impact on the Company's results of operations or financial position, but resulted in the presentation of a separate consolidated statement of comprehensive loss. The deferred provision will be adopted in the three months ended September 30, 2013 and is not expected to have an impact on the Company's consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-2, *Intangibles - Goodwill and Other (Topic 350) - Testing Goodwill for Impairment (ASU 2012-2)*, an accounting standard update intended to simplify how an entity tests indefinite-lived intangible assets other than goodwill for impairment by providing entities with an option to perform a qualitative assessment to determine whether further impairment testing is necessary. This accounting standard update will be effective for the Company beginning in the first quarter of fiscal 2014, and early adoption is permitted. The adoption of this accounting standard update is not expected to have a material impact on the Company's consolidated financial statements.

## 2. BUSINESS COMBINATIONS

### *M5 Networks, Inc. Acquisition*

On March 23, 2012, the Company acquired all outstanding common stock of M5, a privately-held company based in New York and a provider of hosted unified communications solutions. The acquisition of M5 allowed the Company to expand its product offering to include unified communication product and services over cloud-based platforms. The purchase consideration included 9.5 million shares of common stock issued to the shareholders of M5, cash payment of $80.9 million, and additional cash earn-outs (not to exceed $13.7 million in aggregate) payable over the next two years contingent upon achieving certain revenue targets for the twelve months ending December 31, 2012. The shares issued as consideration are valued based on the closing stock price of the Company's common stock on March 23, 2012, (representing a Level 1 measurement). As revenue targets related to the contingent consideration were met in full on December 31, 2012, the Company paid $10.0 million in March 2013 and will pay the full remaining $3.7 million in January 2014. Any changes in the fair value of contingent consideration from events after the acquisition date were recognized in earnings of the period when the event occurred (See Note 6 to the Condensed Consolidated Financial Statements for additional information on the fair value of purchase consideration). The summary of the purchase consideration is as follows:

**The summary of the purchase consideration is as follows:**

| (in thousands) | |
|---|---|
| Cash | $ 80,932 |
| Fair value of shares issued | 53,675 |
| Fair value of contingent consideration | 12,500 |
| | $ 147,107 |

In accordance with ASC 805, *Business Combinations*, the acquisition of M5 was recorded as a purchase business acquisition. Under the purchase method of accounting, the fair value of the consideration was allocated to assets and liabilities assumed at their fair values. The fair value of purchased identifiable intangible assets and contingent earn-outs were derived from model-based valuations from significant unobservable inputs ("Level 3 inputs") determined by management. The fair value of purchased identifiable intangible assets was determined using the Company's discounted cash flow models from operating projections prepared by management using market participant rates ranging from 11.5% to 13.0%. The fair value of contingent earn-outs was derived using a probability-based approach that includes significant unobservable inputs. Refer to Note 6 for additional details of the inputs used to determine the fair value of the contingent earn-out. The excess of the fair value of consideration paid over the fair values of net assets and liabilities acquired and identifiable intangible assets resulted in recognition of goodwill of approximately $115.3 million. The goodwill consists largely of expected synergies from combining the operations of M5 with that of the Company. The related goodwill recognized is not deductible for income tax purposes. All of the goodwill recorded in the M5 purchase price allocation is assigned to the Hosted segment.

***Purchase Price Allocation***

The Company prepared an initial determination of the fair value of assets acquired and liabilities assumed as of the acquisition date using preliminary information. In accordance with ASC 805, during the measurement period an acquirer shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of the acquisition date. Accordingly, the Company has recognized measurement period adjustments made during both the fourth quarter of 2012 and the first, second and third quarters of 2013 to the fair value of certain assets acquired and liabilities assumed as a result of further refinements in the Company's estimates. These adjustments were retrospectively applied to the March 23, 2012 acquisition date balance sheet. The effect of these adjustments on the preliminary purchase price allocation was an increase in goodwill of $3.5 million, a decrease in current assets of $0.3 million, a decrease in other long-term assets of $2.2 million, an increase in deferred tax liability, net of $0.1 million, an increase in other liabilities assumed of $0.6 million and an increase in cash paid as part of the purchase consideration of $0.3 million. None of the adjustments had a material impact on the Company's previously reported results of operations.

The total purchase price was allocated to M5's net tangible and identifiable intangible assets based on their estimated fair values as of March 23, 2012, including retrospective adjustments, as set forth below. The following is the purchase price allocation:

| | (in thousands) | Estimated useful lives (in years) |
|---|---|---|
| Current assets | $ 5,870 | |
| Intangible assets: | | |
| Existing technology | 15,700 | 3-8 |
| In process research and development | 1,700 | (a) |
| Customer relationships | 23,000 | 7 |
| Non-compete agreements | 300 | 2 |
| Goodwill | 115,335 | |
| Other long-term assets | 2,651 | |
| Deferred tax liability, net | (1,145) | |
| Other liabilities assumed | (16,304) | |
| | $ 147,107 | |

(a) In process research and development is not amortized until the associated project has been completed. Alternatively, if the associated project is determined not to be viable, it will be expensed.

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed are based on management's estimates and assumptions. The Company finalized the allocation of purchase price during the three months ended March 31, 2013.

In addition to the measurement period adjustments impacting the purchase price allocation, the Company recognized a measurement period adjustment of $6.6 million related to the change in estimate of the sales, use and telecommunications taxes that existed as of the acquisition date. This adjustment was applied retroactively to March 23, 2012 to recognize the indemnification asset and increase the accrued taxes and surcharges to record amounts as if they had been known as of acquisition date and the balance sheet presentation as of June 30, 2012 has been updated for these amounts. The indemnification asset represents reimbursement the Company reasonably expects to receive from the escrow funds, currently held by a financial institution, pursuant to the M5 acquisition agreement. At June 30, 2013, the Company had recorded a $6.3 million indemnification asset and $11.3 million associated with the accrued taxes and surcharges liability recorded in the consolidated balance sheets which related to pre-acquisition and post-acquisition sales, use and telecommunications taxes based on the Company's refined methodology used to calculate these estimated amounts.

In accordance with accounting for business combinations, the Company expensed $4.5 million for investment bankers fees, legal, consulting and other costs directly related to the acquisition. The Company recorded revenue of $15.5 million and earned a gross profit of $5.7 million from its hosted and related services business acquired from M5 in the year ended June 30, 2012. Due to the continued integration of the combined business, it is impractical to determine the earnings from M5 beyond the measure of gross profit.

***Agito Networks, Inc. Acquisition***

On October 19, 2010, the Company acquired Agito Networks, Inc. ("Agito"), a leader in platform-agnostic enterprise mobility, for total cash consideration of $11.4 million. The acquisition of Agito expands and enhances the Company's product offering by adding Agito's mobility solution to the Company's existing range of products, software and services. In accordance with ASC 805, *Business Combinations*, the total consideration paid for Agito was first allocated to the net tangible assets acquired based on the estimated fair values of the assets at the acquisition date. The excess of the fair value of the consideration paid over the fair value of Agito's net tangible and identifiable intangible assets acquired resulted in the recognition of goodwill of approximately $7.4 million, primarily related to expected synergies to be achieved in connection with the acquisition. The goodwill recognized is not deductible for income tax purposes.

The table below shows the allocation of the purchase price to tangible and intangible assets and liabilities assumed (in thousands):

| | |
|---|---|
| Tangible assets | $ 261 |
| Goodwill | 7,415 |
| Intangible assets: | |
| Existing technology | 2,800 |
| In process research and development | 1,120 |
| Customer relationships | 300 |
| Liabilities assumed | (521) |
| | $ 11,375 |

The unaudited pro forma financial information in the table below summarizes the combined results of operations for the Company and its Agito and M5 acquisitions as though Agito was combined as of the beginning of fiscal year 2010 and M5 was combined as of the beginning of fiscal year 2011. The pro forma financial information for the period presented also includes the business combination accounting effects resulting from the acquisition, including amortization charges from acquired intangible assets, adjustments to interest expenses for certain borrowings and exclusion of amortization of intangibles acquired by M5 in their prior acquisitions. The pro forma financial information below is also adjusted to exclude the Company's non-recurring acquisition-related costs of $4.5 million and M5's non-recurring acquisition-related costs of $7.8 million incurred in the year ended June 30, 2012 and to include them in the year ended June 30, 2011. The pro forma financial information as presented below is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of fiscal year 2010 and 2011, respectively.

| | (Unaudited) Year Ended | |
|---|---|---|
| In thousands, except per share amounts | June 30, 2012 | June 30, 2011 |
| Total revenue | $ 287,549 | $ 238,507 |
| Net loss | (23,324) | (33,488) |
| Basic and diluted earnings per share | $ (0.41) | $ (0.60) |

## 3. BALANCE SHEET COMPONENTS

Balance sheet components consisted of the following:

| | As of June 30, 2013 | As of June 30, 2012 |
|---|---|---|
| | (Amounts in thousands) | |
| Inventories: | | |
| Raw materials | $ 128 | $ 130 |
| Distributor inventory | 1,687 | 1,858 |
| Finished goods | 17,076 | 18,224 |
| Total inventories | $ 18,891 | $ 20,212 |
| Property and equipment: | | |
| Computer equipment and tooling | $ 23,172 | $ 16,381 |
| Software | 3,080 | 2,710 |
| Furniture and fixtures | 3,072 | 2,210 |
| Leasehold improvements & others | 6,330 | 2,985 |
| Total property and equipment | 35,654 | 24,286 |
| Less accumulated depreciation and amortization | (20,029) | (13,791) |
| Property and equipment – net | $ 15,625 | $ 10,495 |
| Deferred revenue: | | |
| Product | $ 4,893 | $ 5,803 |
| Support and services | 47,074 | 40,963 |
| Hosted and related services | 3,019 | 2,746 |
| Total deferred revenue | $ 54,986 | $ 49,512 |

## 4. SHORT-TERM INVESTMENTS

The following is a summary of the Company's short-term investments (in thousands):

| | June 30, 2013 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Gains | Fair Value |
| Corporate notes and commercial paper | $ 6,107 | $ 1 | $ (3) | $ 6,105 |
| U.S. Government agency securities | 1,396 | - | - | 1,396 |
| Total short-term investments | $ 7,503 | $ 1 | $ (3) | $ 7,501 |

| | June 30, 2012 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| Corporate notes and commercial paper | $ 10,667 | $ 6 | $ (2) | $ 10,671 |
| U.S. Government agency securities | 7,706 | - | (2) | 7,704 |
| Total short-term investments | $ 18,373 | $ 6 | $ (4) | $ 18,375 |

The following table summarizes the maturities of the Company's short-term investments by contractual maturity (in thousands):

| | June 30, 2013 | |
|---|---|---|
| | Amortized Cost | Fair Value |
| Less than 1 year | $ 4,912 | $ 4,912 |
| Due in 1 to 3 years | 2,591 | 2,589 |
| | $ 7,503 | $ 7,501 |

| | June 30, 2012 | |
|---|---|---|
| | Amortized Cost | Fair Value |
| Less than 1 year | $ 10,312 | $ 10,316 |
| Due in 1 to 3 years | 8,061 | 8,059 |
| | $ 18,373 | $ 18,375 |

Actual maturities may differ from the contractual maturities because borrowers may have the right to call or prepay certain obligations.

## 5. GOODWILL AND INTANGIBLE ASSETS

### *Goodwill*

Goodwill represents the excess of the purchase price in a business combination over the fair value of tangible and intangible assets acquired. Goodwill amounts are not amortized, but rather tested for impairment at least annually, on June 30th every year. There was no impairment of goodwill during fiscal 2013 and 2012.

The following table summarizes the changes in the carrying value of goodwill by segment for the years ended June 30, 2013 and 2012.

| | Premise Segment | Hosted Segment | Total |
|---|---|---|---|
| As of June 30, 2011 | $ 7,415 | $ - | $ 7,415 |
| Addition (See Note 2) | - | 115,250 | 115,250 |
| As of June 30, 2012 | 7,415 | 115,250 | 122,665 |
| Addition | - | 85 | 85 |
| As of June 30, 2013 | $ 7,415 | $ 115,335 | $ 122,750 |

### *Intangible assets*

The following is a summary of the Company's intangible assets (in thousands):

| | June 30, 2013 | | | June 30, 2012 | | |
|---|---|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| Patents | $ 3,810 | $ (2,446) | $ 1,364 | $ 3,485 | $ (1,673) | $ 1,812 |
| Technology | 22,948 | (8,832) | 14,116 | 22,848 | (3,673) | 19,175 |
| Customer relationships | 23,300 | (4,448) | 18,852 | 23,300 | (1,042) | 22,258 |
| Non-compete agreements | 300 | (191) | 109 | 300 | (41) | 259 |
| Intangible assets in process and other | 3,697 | - | 3,697 | 1,800 | - | 1,800 |
| Intangible assets | $ 54,055 | $ (15,917) | $ 38,138 | $ 51,733 | $ (6,429) | $ 45,304 |

The intangible assets are being amortized over useful lives ranging from 2 years to 8 years.

Amortization of intangible assets for the years ended June 30, 2013, 2012 and 2011 was $9.5 million, $4.5 million and $1.4 million, respectively.

The estimated future amortization expenses for intangible assets for the next five years and thereafter are as follows (in thousands):

| Years Ending June 30, | |
|---|---|
| 2014 | $ 8,973 |
| 2015 | 7,080 |
| 2016 | 6,399 |
| 2017 | 5,519 |
| 2018 | 3,579 |
| Thereafter | 2,891 |
| Total | $ 34,441 |

## 6. FAIR VALUE DISCLOSURE

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal market (or most advantageous market, in the absence of a principal market) for the asset or liability in an orderly transaction between market participants at the measurement date. Further, entities are required to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value, and to utilize a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.
- Level 2 — Observable inputs other than quoted prices included within Level 1, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and inputs other than quoted prices that are observable or are derived principally from, or corroborated by, observable market data by correlation or other means.
- Level 3 — Unobservable inputs that are supported by little or no market activity, are significant to the fair value of the assets or liabilities, and reflect our own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The tables below set forth the Company's cash equivalents and short-term investments measured at fair value on a recurring basis (in thousands):

| | June 30, 2013 | | | |
|---|---|---|---|---|
| | Fair Value | Level 1 | Level 2 | Level 3 |
| **Assets:** | | | | |
| Cash and cash equivalents: | | | | |
| Money market funds | $ 6,280 | $ 6,280 | $ - | $ - |
| Short-term investments: | | | | |
| Corporate notes and commercial paper | 6,105 | - | 6,105 | - |
| U.S. Government agency securities | 1,396 | - | 1,396 | - |
| Total assets measured and recorded at fair value | $ 13,781 | $ 6,280 | $ 7,501 | $ - |
| **Liabilities:** | | | | |
| Acquisition-related purchase consideration (See Note 2) | $ 3,577 | $ - | $ 3,577 | $ - |

The above table excludes $37.5 million of cash balances on deposit at banks.

| | June 30, 2012 | | | |
|---|---|---|---|---|
| | Fair Value | Level 1 | Level 2 | Level 3 |
| **Assets:** | | | | |
| Cash and cash equivalents: | | | | |
| Money market funds | $ 10,322 | $ 10,322 | $ - | $ - |
| Short-term investments: | | | | |
| Corporate notes and commercial paper | 10,671 | - | 10,671 | - |
| U.S. Government agency securities | 7,704 | - | 7,704 | - |
| Total assets measured and recorded at fair value | $ 28,697 | $ 10,322 | $ 18,375 | $ - |
| **Liabilities:** | | | | |
| Acquisition-related purchase consideration (See Note 2) | $ 12,703 | $ - | $ - | $ 12,703 |

The above table excludes $26.8 million of cash balances on deposit at banks.

There were foreign exchange forward contracts (see Note 14) outstanding as of June 30, 2012 which were entered into by the Company on the last day of the period. This fair value is not material. No such contracts were outstanding as of June 30, 2013.

Money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Short-term investments are classified within Level 2 of the fair value hierarchy because they are valued based on other observable inputs, including broker or dealer quotations, or alternative pricing sources. When quoted prices in active markets for identical assets or liabilities are not available, the Company relies on non-binding quotes from independent pricing services. Non-binding quotes are based on proprietary valuation models prepared by independent pricing services. These models use algorithms based on inputs such as observable market data, quoted market prices for similar instruments, historical pricing trends of a security as relative to its peers, internal assumptions of the independent pricing service and statistically supported models. The Company corroborates the reasonableness of non-binding quotes received from the independent pricing service by comparing them to the (a) actual experience gained from the purchases and redemption of investment securities, (b) quotes received on similar securities obtained when purchasing securities and (c) monitoring changes in ratings of similar securities and the related impact on the fair value. The types of instruments valued based on other observable inputs include corporate notes and commercial paper and U.S. Government agency securities. We reviewed our financial and non-financial assets and liabilities for the years ended June 30, 2013 and 2012 and concluded that there were no material impairment charges during each of these years. The Company reviews the fair value hierarchy on a quarterly basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels of certain securities within the fair value hierarchy. The Company recognizes transfers into and out of levels within the fair value hierarchy as of the date in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Level 1 and Level 2 of the fair value hierarchy.

The Company measures the fair value of outstanding debts for disclosure purposes on a recurring basis. As of June 30, 2013 and 2012, long-term debt of $29.0 million and $20.0 million, respectively, is reported at amortized cost. This outstanding debt is classified at Level 2 as it is not actively traded and is valued using a discounted cash flow model that uses observable market inputs. Based on the discounted cash flow model, the fair value of the outstanding debt approximates amortized cost.

The purchase consideration for the Company's acquisition of M5 included a contingent portion ranging from zero to $13.7 million and was subject to the achievement of certain revenue targets. As these revenue targets were met in full on December 31, 2012, the Company paid $10.0 million in March 2013 and will pay the full remaining $3.7 million in January 2014. As the $3.7 million cash payment will happen in the future, the fair value of this as of June 30, 2013 was determined by taking the present value of these future cash payments using a present value discount rate of 6.0%. The purchase consideration is classified within Level 2 of the fair value hierarchy since it is based on observable inputs. During the year ended June 30, 2013, the purchase consideration was reclassified from a Level 3 to a Level 2 liability due to the change from unobservable to observable inputs used to calculate the fair value. The transfer in fair value hierarchy levels for the purchase consideration balances remaining unpaid as of June 30, 2013 is as follows (in thousands):

| | Acquisition-Related Consideration |
|---|---|
| Level 3 transfer out value | $ (3,525) |
| Level 2 transfer in value | 3,525 |
| Gain (loss) on transfer | $ - |

The change in the fair value of our purchase consideration liability is as follows (in thousands):

| | Fair Value |
|---|---|
| As of June 30, 2011 | $ - |
| Add: Fair value of purchase consideration acquired | 12,500 |
| Add: Adjustment to purchase consideration | 203 |
| As of June 30, 2012 | $ 12,703 |
| Add: Adjustment to purchase consideration | 874 |
| Less: Payment of purchase consideration | (10,000) |
| As of June 30, 2013 | $ 3,577 |

*Assets and Liabilities That Are Measured at Fair Value on a Nonrecurring Basis*

Non-financial assets such as goodwill, intangible assets, and property, plant, and equipment are evaluated for impairment and adjusted to fair value using Level 3 inputs, only when an impairment is recognized. Fair values are considered Level 3 when management makes significant assumptions in developing a discounted cash flow model based upon a number of considerations including projections of revenues, earnings and a discount rate. In addition, in evaluating the fair value of goodwill impairment, further corroboration is obtained using our market capitalization. There was no impairment recorded in the years ended June 30, 2013, 2012 and 2011.

## 7. LINE OF CREDIT

On March 15, 2012, the Company entered into a secured credit agreement (the "Credit Facility"). The Credit Facility was amended on December 4, 2012. The Credit Facility includes a revolving loan facility for an aggregate principal amount not exceeding $50 million. The Credit Facility matures on the fifth anniversary of its closing (March 15, 2017) and is payable in full upon maturity. The amounts borrowed and repaid under the Credit facility can be reborrowed. The borrowings under the Credit Facility will accrue interest either (at the election of the Company) at (i) the London interbank offered rate then in effect, plus a margin of between 2.00% and 2.50%, which will be based on the Company's Consolidated EBITDA (as defined in the Credit Agreement), or (ii) the higher of (a) the bank's publicly-announced prime rate then in effect and (b) the federal funds rate plus 0.50%, in each case of (a) or (b), plus a margin of between 0.00% and 0.50%, which will be based upon the Company's Consolidated EBITDA. The Company also pays annual commitment fees during the term of the Credit Agreement which varies depending on the Company's Consolidated EBITDA. The Credit Facility is secured by substantially all of the Company's assets. The amounts borrowed are recorded as long-term debt, net of the financing costs, in the Company's consolidated financial statements. As of June 30, 2013, the Company had an additional $13.6 million available for borrowing under the Credit Facility.

The Credit Agreement contains customary representations and warranties and affirmative and negative covenants, including compliance with financial ratios and metrics. The Credit Agreement requires the Company to maintain a minimum ratio of Liquidity to its Indebtedness (each as defined in the Credit Agreement) and varying amounts of Liquidity and Consolidated EBITDA specified in the Credit Agreement throughout the term of the Credit Facility.

For the year ended June 30, 2013, the Company paid interest at an approximate rate of 2.5%. As of June 30, 2013, the Company had $29.3 million outstanding under the Credit Facility and was in compliance with all its covenants. The Company amortizes deferred financing costs to interest expense on a straight-line basis over the term of the debt.

## 8. NET LOSS PER COMMON SHARE

Basic net loss per share is determined by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is determined by dividing net loss by the weighted average number of common shares used in the basic net loss per common share calculation, plus the number of common shares that would be issued assuming conversion of all potentially dilutive securities outstanding under the treasury stock method.

The following table is a reconciliation of the numerators and denominators used in computing basic and diluted net loss per common share:

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| **Numerator:** | | | |
| Net loss | $ (25,702) | $ (20,737) | $ (11,463) |
| **Denominator:** | | | |
| Weighted average common shares outstanding (basic and diluted) | 58,633 | 50,591 | 46,177 |
| Net loss per share | | | |
| Basic and diluted | $ (0.44) | $ (0.41) | $ (0.25) |

Anti-dilutive common equivalent shares related to stock-based awards excluded from the calculation of diluted shares were approximately 10.2 million, 10.6 million, and 9.1 million for the years ended June 30, 2013, 2012 and 2011 respectively.

## 9. INCOME TAXES

The components of loss before income taxes consist of the following (in thousands):

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Domestic | $ (25,568) | $ (21,834) | $ (11,981) |
| Foreign | 292 | 150 | 451 |
| Total | $ (25,276) | $ (21,684) | $ (11,530) |

The provision for (benefit from) income taxes consists of the following (in thousands):

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Current: | | | |
| Federal | $ - | $ - | $ (415) |
| State | 175 | 266 | 149 |
| Foreign | 108 | 85 | 207 |
| Total current income tax | 283 | 351 | (59) |
| Deferred: | | | |
| Federal | - | - | - |
| State | 135 | (1,280) | - |
| Foreign | 8 | (18) | (8) |
| Total deferred income tax | 143 | (1,298) | (8) |
| Provision for (benefit from) income taxes | $ 426 | $ (947) | $ (67) |

The difference between the provision for (benefit from) income taxes and the amount computed by applying the federal statutory income tax rate to loss before benefit from income tax is as follows (in thousands):

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Benefit from income tax at federal statutory rate | $ (8,593) | $ (7,346) | $ (3,921) |
| Stock-based compensation | 203 | 381 | 105 |
| Credits | (695) | (850) | (1,622) |
| State taxes | 181 | 173 | 149 |
| Net operating loss carryback | - | - | (299) |
| Other | 545 | (50) | 288 |
| Increase in valuation allowance | 8,785 | 6,745 | 5,233 |
| Total | $ 426 | $ (947) | $ (67) |

Significant components of deferred tax assets consist of the following (in thousands):

| | June 30, | |
|---|---|---|
| | 2013 | 2012 |
| **Deferred Tax Assets** | | |
| Net operating loss carryforwards | $ 35,136 | $ 33,223 |
| Tax credit carryforwards | 13,618 | 11,589 |
| Stock compensation | 15,779 | 14,110 |
| Other | 11,823 | 9,351 |
| Gross deferred tax assets | 76,356 | 68,273 |
| Valuation allowance | (64,998) | (53,372) |
| Total deferred tax assets | 11,358 | 14,901 |
| **Deferred Tax Liabilities** | | |
| Acquistion intangibles | (11,288) | (14,822) |
| Total deferred tax liabilities | (11,288) | (14,822) |
| Total net deferred tax assets | $ 70 | $ 79 |

During the year ended June 30, 2013, the increase in the Company's total deferred tax assets of $8.1 million was primarily due to the increases in gross net operating losses, tax credit carryforwards and stock compensation expense. In addition, the decrease in the Company's total deferred tax liabilities of $3.5 million was due to the amortization of the identifiable intangible property determined in the M5 acquisition. The $11.6 million increase in net deferred tax assets was further offset by a related increase in the valuation allowance of

$11.6 million. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will be realized. The realization of deferred tax assets is based on several factors, such as the Company's history of past earnings, the scheduling of deferred tax liabilities and projected future income from operating activities. Except as noted below, as of June 30, 2013, management does not believe it is more likely than not that the net U.S. federal and state deferred tax assets are realizable. The Company intends to maintain the valuation allowance on its net deferred tax assets until sufficient positive evidence exists to support reversal of some or all of the allowance. The Company's future income tax expense (benefit) will be affected in the event changes to the valuation allowance are required.

Included in the net operating loss carryforward deferred tax asset is approximately $1.6 million of deferred tax asset ($4.7 million pretax) attributable to excess stock option deductions. Because of a provision within ASC 718 concerning when tax benefits related to excess stock option deductions can be credited to paid in capital, the related valuation allowance cannot be reversed, even if the facts and circumstances indicate that it is more likely than that the deferred tax asset can be realized. The valuation allowance will only be reversed as the related deferred tax asset is applied to reduce taxes payable.

In connection with the M5 acquisition, the Company recorded a $0.1 million increase in its income tax expense through an increase in the valuation allowance in fiscal 2013 compared to a $1.3 million income tax benefit recorded through the release of the valuation allowance in fiscal 2012. The fiscal 2012 release was a result of the recording of a net deferred tax liability in connection with the acquisition of M5.

As of June 30, 2013, the Company had federal and California tax credit carryforwards of $8.0 million and $8.4 million, respectively. The federal tax credit carryfowards expire at various dates between 2024 and 2033. The California tax credits may be carried forward indefinitely. Including the net operating loss carryforwards available from the Agito and M5 acquisitions, the Company had California and other state net operating loss carryforwards of approximately $16.0 million and $16.6 million, respectively, which expire at various dates between 2016 and 2033.

The undistributed earnings from the Company's foreign subsidiaries are not subject to a U.S. tax provision because it is management's intention to permanently reinvest such undistributed earnings outside of the United States. The Company evaluates its circumstances and reassesses this determination on a periodic basis. As of June 30, 2013, the determination of the unrecorded deferred tax liability related to these earnings was not practicable. If circumstances change and it becomes apparent that some or all of the undistributed earnings of the Company's foreign subsidiaries will be remitted in the foreseeable future, the Company will be required to recognize a deferred tax liability on those amounts.

The Company had federal net operating loss carryforwards of approximately $102.5 million as of June 30, 2013, which expire at various dates between 2023 and 2033. These net operating loss carryforwards include the effects of a favorable tax ruling determined under Section 382 by the Internal Revenue Service in March 2010 as well as federal net operating loss carryforwards available from the Agito and M5 acquisitions. The Company has not completed Section 382 studies for net operating losses incurred in the years subsequent to July 2007. Upon the completion of these studies, the amount of net operating losses available for utilization may be limited.

The "American Taxpayer Relief Act of 2012" (the "2012 Tax Act") was enacted in January 2013. The 2012 Tax Act extended certain tax provisions that had previously expired under the "Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010" (the 2010 Tax Act"). The 2012 Tax Act extended the Research and Development (R&D) credit for qualifying activities through December 31, 2013 and also extended the 50% bonus depreciation provisions on property acquired through December 31, 2013.

The 2010 Tax Act was enacted in December 2010 and had extended the R&D credit for qualifying activities through December 31, 2011 and the bonus depreciation provisions for qualifying property acquired after September 8, 2011 and before January 1, 2012. In addition, the 2010 Tax Act had increased the qualifying percentage deduction for bonus depreciation from 50% to 100% for acquired property made during this time.

The Company maintains liabilities for uncertain tax positions. These liabilities involve considerable judgment and estimation and are continuously monitored by management based on the best information available, including changes in tax regulations, the outcome of relevant court cases, and other pertinent information. As of June 30, 2013, 2012 and 2011, the Company's total amount of unrecognized tax benefit was approximately $4.1 million, $3.6 million and $3.1 million, respectively.

The aggregate annual changes in the balance of gross unrecognized tax benefits are as follows (in thousands):

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Beginning balance | $ 3,576 | $ 3,074 | $ 2,091 |
| Decrease in tax positions for prior years | (22) | (148) | (183) |
| Increase in tax positions for current year | 506 | 650 | 1,166 |
| Ending balance | $ 4,060 | $ 3,576 | $ 3,074 |

As of June 30, 2013, the Company's total amount of unrecognized tax benefit was approximately $4.1 million of which only $0.1 million, if recognized, would impact the effective tax rate. The Company does not expect its unrecognized tax benefits to change materially over the next 12 months.

The Company's policy is to include interest and penalties related to unrecognized tax benefits within the provision for taxes on the consolidated statements of operations. Management included an accrual for interest and penalties that is immaterial to the ending balance determined as of June 30, 2013.

While management believes that the Company has adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than the recorded position. Accordingly, the Company's provisions on federal, state and foreign tax-related matters to be recorded in the future may change as revised estimates are made or the underlying matters are settled or otherwise resolved.

The Company's primary tax jurisdiction is the United States. For federal and state tax purposes, the tax years 2002 through 2012 remain open and subject to tax examination by the appropriate federal or state taxing authorities.

## 10. COMMON STOCK

### *Common Shares Reserved for Issuance*

At June 30, 2013, the Company had reserved shares of common stock for issuance as follows (in thousands):

| | |
|---|---|
| Reserved under stock option plans | 17,817 |
| Reserved under employee stock purchase plan | 510 |
| Total | 18,327 |

## 11. EMPLOYEE BENEFIT PLANS

### *Equity Stock Incentive Plans*

The Company grants nonqualified ("NSO") and incentive stock options ("ISOs"), restricted stock awards, and restricted stock units to officers, directors, employees and consultants under the 2007 Equity Incentive Plan ("2007 Plan"), which is the successor to the 1997 Plan. The 2007 Plan, provides for the granting of ISOs and NSOs for over a period not to exceed ten years and at exercise prices that are not less than 100% and 85%, respectively, of the estimated fair market value of the Company's common stock on the date of grant as determined by the Board of Directors. Stock options issued under the 2007 Plan generally vest ratably over four years from the date of grant, and restricted stock units issued under the 2007 Plan generally vest 25% at one year or 50% at two years from the date of grant and 1/48th monthly thereafter.

The 2007 Plan provides for automatic annual increases of shares available for issuance of up to 5% of the number of common shares then outstanding. In fiscal 2013 and 2012, the Board of Directors increased the number of shares authorized and available for issuance under the 2007 Plan by 2.9 million and 2.4 million shares, respectively, pursuant to the automatic increase provision. As of June 30, 2013, the Company had 7.6 million shares of common stock available for future issuance under the 2007 Plan.

The following table summarizes the Company's stock option activities for the fiscal year ended June 30, 2013 (in thousands, except per share amounts):

| | Shares Subject to Options Outstanding | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term (in years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Balance at July 1, 2012 | 8,944 | $ 5.65 | | |
| Options granted | 1,867 | $ 4.24 | | |
| Options exercised | (147) | $ 2.55 | | |
| Options cancelled/forfeited | (1,766) | $ 5.46 | | |
| Balance at June 30, 2013 | 8,898 | $ 5.45 | 5.69 | $ 2,074 |
| Options exercisable at June 30, 2013 | 5,926 | $ 5.41 | 4.21 | $ 2,016 |
| Vested and expected to vest at June 30, 2013 | 8,142 | $ 5.47 | 5.37 | $ 2,053 |

The weighted-average grant-date fair value of options granted during the years ended June 30 2013, 2012, and 2011 was $2.46, $3.72, and $3.55, respectively. The total intrinsic value of options exercised in the years ended June 30, 2013, 2012, and 2011 was $0.3 million, $0.5 million, and $6.4 million, respectively, and represents the difference between the fair value of the Company's common stock at the dates of exercise and the exercise price of the options.

The following table summarizes information about outstanding and exercisable options at June 30, 2013 (in thousands, except years and exercise prices):

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life (Years) | Weighted Average Exercise Price | Number Outstanding | Weighted Average Exercise Price |
| $0.10 – 1.00 | 496 | 1.11 | $ 0.67 | 496 | $ 0.67 |
| $2.50 – 3.91 | 554 | 4.67 | 3.29 | 423 | 3.20 |
| $4.02 – 4.14 | 497 | 9.16 | 4.13 | - | - |
| $4.17 – 4.80 | 1,572 | 8.17 | 4.43 | 427 | 4.53 |
| $4.82 | 1,721 | 2.24 | 4.82 | 1,721 | 4.82 |
| $4.93 – 5.10 | 440 | 4.86 | 4.98 | 431 | 4.98 |
| $5.14 - 5.56 | 929 | 6.45 | 5.31 | 580 | 5.41 |
| $5.63 - 7.41 | 704 | 5.54 | 6.27 | 621 | 6.25 |
| $8.41 - 11.40 | 1,193 | 7.43 | 7.77 | 694 | 7.76 |
| $8.29 – 13.73 | 792 | 6.76 | 10.32 | 533 | 10.52 |
| Total Outstanding | 8,898 | 5.69 | $ 5.45 | 5,926 | $ 5.41 |

***Stock-based Compensation***

The Company estimates the fair value of stock options using the Black-Scholes option-pricing model, which requires the use of the following assumptions: (i) the expected volatility of the Company's common stock, which is based on a blended rate of the Company's own common stock volatility and the volatility data of certain peer companies; (ii) the expected term which is the period that the Company's stock-based awards are expected to be outstanding based on Company's actual historic grant, exercise, and post-vesting forfeiture data; (iii) an expected dividend yield, which is assumed to be 0% as the Company has not paid and, as of the date of grant, did not anticipate paying dividends in the foreseeable future; and (iv) a risk-free interest rate, which is based on the U.S. Treasury yield curve in effect on the date of grant for zero coupon U.S. Treasury notes with maturities approximately equal to expected term of the option award. The fair value of each option is estimated on the date of grant using the Black-Scholes option valuation method, with the following assumptions:

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Expected life from grant date of option | 5.32-5.48 years | 6.08 years | 5.75-6.26 years |
| Risk-free interest rate | 0.67-0.91% | 0.79-1.15% | 1.43-2.12% |
| Expected volatility | 68-69% | 65-66% | 57% |
| Expected dividend yield | 0% | 0% | 0% |

As of June 30, 2013 total unrecognized compensation cost related to stock options granted to employees and non-employee directors was $5.1 million, net of estimated forfeitures, which the Company expects to recognize over 2.5 years.

***Employee Stock Purchase Plan***

On September 18, 2007, the Board of Directors approved the commencement of offering periods under a previously-approved employee stock purchase plan (the "ESPP") which was further amended in November 2010. The ESPP allows eligible employees to purchase shares of the Company's common stock at a discount through payroll deductions. The ESPP consists of six-month offering periods commencing on May 1st and November 1st each year. Under the ESPP, employees purchase shares of the Company's common stock at 85% of the market value at either the beginning of the offering period or the end of the offering period, whichever price is lower.

In February of fiscal year 2013 and 2012, pursuant to the automatic increase provisions of the ESPP, the Company's Board of Directors approved increases to the number of shares authorized and reserved for issuance under the ESPP by 587,188 shares and 481,433 shares, respectively.

The fair value of stock purchase rights granted under the ESPP is estimated using the Black-Scholes option pricing model, based on the following assumptions:

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Expected life from grant date of ESPP | 0.50 years | 0.50 years | 0.50 years |
| Risk-free interest rate | 0.09-0.15% | 0.07-0.15% | 0.10-0.20% |
| Expected volatility | 42-57% | 52-74% | 46-52% |
| Expected dividend yield | 0% | 0% | 0% |

Expenses related to shares issued under the ESPP are included in stock-based compensation expense. The Company issued 446,231 shares and 647,121 shares under the ESPP in fiscal 2013 and 2012, respectively, at a weighted average price per share of $3.42 and $4.59, respectively. As of June 30, 2013, total unrecognized compensation cost related to the ESPP plan was $0.2 million, which the Company expects to recognize over 0.5 years.

***Restricted Stock Awards and Restricted Stock Units***

Restricted stock award and restricted stock unit activity for the year ended June 30, 2013 is as follows (in thousands):

| | Shares | Weighted-Average Grant Date Fair Value |
|---|---|---|
| Outstanding - July 1, 2012 | 1,641 | $ 5.88 |
| Awarded | 709 | 4.23 |
| Released | (732) | 5.43 |
| Forfeited | (308) | 5.88 |
| Outstanding - June 30, 2013 | 1,310 | $ 5.24 |

The weighted average grant-date fair value of restricted stock awards and units granted during fiscal 2013, 2012 and 2011 was $3.0 million, $6.3 million and $5.1 million, respectively. As of June 30, 2013, total unrecognized compensation cost related to restricted stock awards and units awarded to employees and directors was $3.0 million, net of estimated forfeitures, which the Company expects to recognize over 2.3 years.

As permitted under the 2007 Plan, in fiscal 2013, the Company issued 106,671 shares of restricted stock, with a fair value of $0.4 million, to non-employee directors electing to receive them in lieu of an annual cash retainer. These shares were issued quarterly and vest immediate upon issuance.

**12. LITIGATION, COMMITMENTS AND CONTINGENCIES**

*Litigation* – At June 30, 2013, the Company is involved in litigation relating to claims arising out of the ordinary course of business or otherwise. Any litigation, regardless of outcome, is costly and time-consuming, can divert the attention of management and key personnel from business operations and deter distributors from selling the Company's products and dissuade potential customers from purchasing the Company's products. The Company defends itself vigorously against any such claims. Due to the uncertainty surrounding the litigation process, the Company is unable to estimate a range of loss, if any, at this time, however the Company does not believe a material loss is probable. During the year ended June 30, 2012, the Company settled one of the claims against it by entering into a settlement agreement for $0.5 million. The settlement amount was included in general and administrative expenses.

*Leases* - The Company leases its facilities under noncancelable operating leases which expire at various times through 2023. The leases provide for the lessee to pay all costs of utilities, insurance, and taxes. In connection with the Company's acquisition of M5, the Company assumed certain capital leases for equipment and operating leases for equipment and facilities. Future minimum lease payments under the noncancelable capital and operating leases as of June 30, 2013, are as follows (in thousands):

| Years Ending June 30, | Operating leases | Capital leases |
|---|---|---|
| 2014 | $ 3,819 | $ 1,442 |
| 2015 | 2,876 | 377 |
| 2016 | 2,535 | - |
| 2017 | 2,333 | - |
| 2018 | 1,828 | - |
| Therafter | 4,230 | - |
| Total minimum lease payments | $ 17,621 | 1,819 |
| Less: Amount representing interest | | (118) |
| Present value of total minimum lease payments | | 1,701 |
| Less: Current portion liability | | (1,334) |
| Capital lease obligation, net of current portion | | $ 367 |

The current portion of the capital leases is included in accrued liabilities and other on the consolidated balance sheet. The non-current portion of the capital leases is included in other long-term liabilities on the consolidated balance sheet. Lease obligations for the Company's foreign offices are denominated in foreign currencies, which were converted to U.S. dollars at the interbank exchange rate on June 30, 2013.

Rent expense for the years ended June 30, 2013, 2012, and 2011, was $3.8 million, $2.5 million and $1.9 million, respectively.

*Purchase commitments* - As of June 30, 2013, the Company had purchase commitments with contract manufacturers for inventory and with technology firms for usage of software licenses totaling approximately $24.0 million.

*Indemnification* - Under the indemnification provisions of the Company's customer agreements, the Company agrees to indemnify and defend its customers against infringement of any patent, trademark, or copyright or the misappropriation of any trade secret, arising from the customers' legal use of the Company's services. The exposure to the Company under these indemnification provisions is generally limited to the total amount paid by the customers under pertinent agreements. However, certain indemnification provisions potentially expose the Company to losses in excess of the aggregate amount received from the customer.

The Company also has entered into customary indemnification agreements with each of its officers and directors. The Company also has indemnification obligations to the underwriters of its initial public offering pursuant to the underwriting agreement executed in connection with that offering.

## 13. SEGMENT INFORMATION

Prior to the acquisition of M5, the Company was organized and operated as one reportable segment. In connection with the acquisition of M5, the Company evaluated the guidance in ASC 280, Segment Reporting, and concluded that the acquired business is distinct from the Company's core premise solutions and is therefore a separate reportable segment. M5's hosted solutions and related services are now operated by the Company within its Hosted segment. The Company's legacy premise solutions are operated within the premise segment. The Company's chief operating decision-maker is its Chief Executive Officer (CEO). The Company's CEO reviews revenue and gross profit for these two distinct segments to evaluate financial performance and allocate resources. As the Company continues to integrate operation functions of the combined businesses, reportable amounts beyond gross margin are not considered significant for operating purposes. The financial information by the two reportable segments is also accompanied by information about revenue by geographic regions.

The following presents total revenue and gross profit by reportable segments (in thousands):

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Revenues: | | | |
| Premise | $ 243,266 | $ 231,085 | $ 200,112 |
| Hosted | 70,277 | 15,547 | - |
| Total revenues | $ 313,543 | $ 246,632 | $ 200,112 |
| Gross profit: | | | |
| Premise | $ 162,701 | $ 152,736 | $ 133,467 |
| Hosted | 25,751 | 5,743 | - |
| Total gross profit | $ 188,452 | $ 158,479 | $ 133,467 |

Other than goodwill, the Company does not identify or allocate assets by operating segment, nor does the CEO evaluate operating segments using discrete asset information. See Note 5 to the consolidated financial statements for information on goodwill by segment.

Revenue by geographic region is based on the ship to address on the customer order. The following presents total revenue by geographic region (in thousands):

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| United States of America | $ 283,276 | $ 217,585 | $ 177,049 |
| International | 30,267 | 29,047 | 23,063 |
| Total | $ 313,543 | $ 246,632 | $ 200,112 |

Revenue from one value-added distributor accounted for approximately 22% of the total revenue during both of the years ended June 30, 2013 and 2012. No single value-added distributor, reseller or end customer accounted for more than 10% of the total revenue during the year ended June 30, 2011.

The following presents a summary by geographic region of long-lived assets, excluding deferred tax assets, other assets, and intangible assets (in thousands):

| | As at June 30, | |
|---|---|---|
| | 2013 | 2012 |
| United States of America | $ 14,929 | $ 10,230 |
| International | 696 | 265 |
| Total | $ 15,625 | $ 10,495 |

Refer to Note 5 for segment disclosures related to goodwill.

## 14. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In the normal course of business, the Company is exposed to fluctuations in interest rates and the exchange rates associated with foreign currencies. During the years ended June 30, 2013 and June 30, 2012, the Company used derivative instruments to reduce the volatility of earnings associated with changes in foreign currency exchange rates. The Company used foreign exchange forward contracts to mitigate the gains and losses generated from the re-measurement of certain foreign monetary assets and liabilities, primarily including cash balances, third party accounts receivable and intercompany transactions recorded on the balance sheet. These derivatives are not designated and do not qualify as hedge instruments. Accordingly, changes in the fair value of these instruments are recognized in other income and expenses during the period of change

The following table presents the gross notional value of all our foreign exchange forward contracts outstanding as of June 30, 2012 (in thousands).

| | June 30, 2012 | |
|---|---|---|
| | Local Currency Amount | Notional Contract Amount (USD) |
| Australian dollar | $ 970 | $ 985 |
| British pound | £ 1,140 | 1,780 |
| Euro | € 480 | 604 |
| Total | | $ 3,369 |

No such contracts were outstanding as of June 30, 2013.

## 15. EMPLOYEE 401(K) PLAN

*Employee 401(k) Plan* - The Company adopted a defined contribution retirement plan which has been determined by the Internal Revenue Service (IRS") to be qualified as a 401(k) plan (the "Plan"). The Plan covers substantially all employees. The Plan provides for voluntary tax deferred contributions of 1 -20% of gross compensation, subject to certain IRS limitations. Based on approval by the Board of Directors, the Company may make matching contributions to the Plan. The Company has not made any matching contributions to the Plan since inception of the Plan.

## 16. QUARTERLY FINANCIAL DATA (Unaudited)

The following table summarizes the Company's information on total revenue, gross profit, net loss and earnings per share by quarter for the fiscal years ended June 30, 2013 and 2012. This data was derived from the Company's unaudited consolidated financial statements.

| | Three Months Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Jun. 30, 2013 | Mar. 31, 2013 | Dec. 31, 2012 | Sept. 30, 2012 | Jun. 30, 2012 | Mar. 31, 2012 | Dec. 31, 2011 | Sept. 30, 2011 |
| | (In thousands, except per share amounts) | | | | | | | |
| Total revenue ....... | $ 85,603 | $ 78,320 | $ 74,636 | $ 74,984 | $ 78,458 | $ 56,304 | $ 58,012 | $ 53,858 |
| Gross profit......... | 51,258 | 47,440 | 43,888 | 45,866 | 47,791 | 37,260 | 37,940 | 35,488 |
| Net loss ............ | (2,300) | (5,011) | (10,354) | (8,037) | (5,045) | (8,512) | (2,538) | (4,642) |
| Basic and diluted net loss per common share ............. | $ (0.04) | $ (0.09) | $ (0.18) | $ (0.14) | $ (0.09) | $ (0.17) | $ (0.05) | $ (0.10) |

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and our Chief Financial Officer (CFO), we conducted an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, our CEO and our CFO have concluded that the design and operation of our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

### Changes in Internal Control over Financial Reporting

As required by Rule 13a-15(d) of the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our "internal control over financial reporting" as defined in Exchange Act Rule 13a-15(f) to determine whether any changes in our internal control over financial reporting occurred during the fourth quarter of fiscal 2013 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, there have been no such changes during the fourth quarter of fiscal 2013.

### Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934).

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework set forth in Internal Control — Integrated Framework (1992), our management concluded that our internal control over financial reporting was effective as of June 30, 2013.

The effectiveness of our internal control over financial reporting as of June 30, 2013 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in its report which appears below.

**Inherent Limitations on Effectiveness of Controls**

Our management, including our CEO and CFO, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Our disclosure controls and procedures and our internal controls over financial reporting have been designed to provide reasonable assurance of achieving their objectives. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
ShoreTel, Inc.
Sunnyvale, California

We have audited the internal control over financial reporting of ShoreTel, Inc. and subsidiaries (the "Company") as of June 30, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 30, 2013 of the Company and our report dated September 12, 2013 expressed an unqualified opinion on those financial statements.

/s/ *DELOITTE & TOUCHE LLP*

San Jose, California

September 12, 2013

## ITEM 9B. OTHER INFORMATION

None.

# PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended June 30, 2013.

## ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended June 30, 2013.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2012 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended June 30, 2013.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended June 30, 2013.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended June 30, 2013.

# PART IV

## ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) *(1) Financial Statements* - See Index to Financial Statements at page 50 of this Report.

(2) *Financial Statement Schedule* - Financial statement schedules have been omitted because the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements or the notes to those financial statements.

(3) *Exhibits* - See Exhibit Index at page 84 of this Report.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, on this 12th day of September 2013.

ShoreTel, Inc.

By: /s/ MICHAEL E. HEALY
Michael E. Healy
Chief Financial Officer

## POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Allen Seto and Michael E. Healy, his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| /s/ DON JOOS<br>Don Joos | President and<br>Chief Executive Officer and Director<br>(Principal Executive Officer) | September 12, 2013 |
| /s/ MICHAEL E. HEALY<br>Michael E. Healy | Chief Financial Officer<br>(Principal Financial Officer and<br>Principal Accounting Officer) | September 12, 2013 |
| /s/ CHARLES D. KISSNER<br>Charles D. Kissner | Chairman of the Board | September 12, 2013 |
| /s/ MARK F. BREGMAN<br>Mark F. Bregman | Director | September 12, 2013 |
| /s/ GARY J. DAICHENDT<br>Gary J. Daichendt | Director | September 12, 2013 |
| /s/ KENNETH DENMAN<br>Kenneth Denman | Director | September 12, 2013 |
| /s/ MICHAEL GREGOIRE<br>Michael Gregoire | Director | September 12, 2013 |
| /s/ EDWARD F. THOMPSON<br>Edward F. Thompson | Director | September 12, 2013 |

*[1] Gartner, "MarketScope for Unified Communications for the SMB Market, North America", August 2013. Gartner, "Magic Quadrant for Unified Communications as a Service, North America, Daniel O'Connell, Bern Elliot, November 2012.The Gartner Report described herein represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Filing) and the opinions expressed in the Gartner Report are subject to change without notice. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.*



*ShoreTel assumes no obligation to update the forward-looking statements included in this letter. This letter contains forward-looking statements within the meaning of the "safe harbor" provisions of the federal securities laws. The forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The risks and uncertainties include customer buying cycles, global economic uncertainty, the intense competition in our industry, supply and manufacturing risks, uncertainties inherent in the product development cycle, uncertainty as to market acceptance of new products and services, and other risk factors set forth in ShoreTel's Form 10-K for the year ended June 30, 2013.*